                                                   COMMISSION FILE NO. 000-32891
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                   FORM 10-SB

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
             OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR 12(g)
                         OF THE SECURITIES ACT OF 1934
                            1ST CONSTITUTION BANCORP
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

  NEW JERSEY (STATE OR OTHER JURISDICTION OF     22-3665653 (I.R.S. EMPLOYER IDENTIFICATION
        INCORPORATION OR ORGANIZATION)                              NO.)
  2650 ROUTE 130, P.O. BOX 634, CRANBURY, NJ                  08512 (ZIP CODE)
   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                                 (609) 655-4500
                          (ISSUER'S TELEPHONE NUMBER)

          SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:

             TITLE OF EACH CLASS                       NAME OF EACH EXCHANGE ON WHICH
             TO BE SO REGISTERED                        EACH CLASS TO BE REGISTERED
---------------------------------------------- ----------------------------------------------
                     NONE                                           NONE

          SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT:

                           COMMON STOCK, NO PAR VALUE
                                (TITLE OF CLASS)


                          Copies of correspondence to:
                               Robert F. Mangano
                     President and Chief Executive Officer
                           1st Constitution Bancorp
                               2650 Route 130
                          Cranbury, New Jersey 08512
                               (609) 655-4500

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             DESCRIPTION                                PAGE
                             -----------                                ----
PART I
ITEM 1.   DESCRIPTION OF BUSINESS.....................................    2
ITEM 2.   Management's Discussion and Analysis of Financial Condition
            and Results of Operations.................................   11
ITEM 3.   DESCRIPTION OF PROPERTY.....................................   41
ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
            MANAGEMENT................................................   42
ITEM 5.   DIRECTORS AND EXECUTIVE OFFICERS............................   43
ITEM 6.   EXECUTIVE COMPENSATION......................................   44
ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..............   46
ITEM 8.   DESCRIPTION OF SECURITIES...................................   47

PART II
ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY
            AND OTHER SHAREHOLDER MATTERS.............................   48
ITEM 2.   LEGAL PROCEEDINGS...........................................   49
ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS...............   49
ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.....................   49
ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS...................   49

PART F/S..............................................................   51

PART III
ITEM 1.   INDEX TO EXHIBITS...........................................   80

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

1ST CONSTITUTION BANCORP

     1st Constitution Bancorp (the "Company") is a New Jersey state chartered bank holding company organized in February, 1999. The Company was incorporated for the purpose of acquiring all of the issued and outstanding stock of 1st Constitution Bank (the "Bank") and thereby enabling the Bank to operate within a bank holding company structure. The Company became an active bank holding company on July 1, 1999. The Bank is a wholly-owned subsidiary of the Company. Other than its investment in the Bank, the Company currently conducts no other significant business activities.

     As of December 31, 2000, the Company, on a consolidated basis, had total assets of approximately $178.8 million, total deposits of approximately $129.2 million, total loans of approximately $110.6 million and total shareholders' equity of approximately $15.2 million.

     The main office of the Company and the Bank is located at 2650 Route 130 North, Cranbury, New Jersey 08512, and the telephone number is (609) 655-4500.

1ST CONSTITUTION BANK

     The Bank, a commercial bank formed under the laws of the State of New Jersey, engages in the business of commercial and retail banking. As a community bank, the Bank offers a wide range of services (including demand, savings and time deposits and commercial and consumer/installment loans) to individuals, small businesses and not-for-profit organizations principally in Middlesex, Mercer and Somerset Counties, New Jersey. The Bank conducts its operations through its main office located in Cranbury, New Jersey, and four branch offices in downtown Cranbury, Hamilton Square, Plainsboro and Montgomery Township, New Jersey. The Bank's deposits are insured up to applicable legal limits by the Federal Deposit Insurance Corporation ("FDIC").

     The Bank began operations in August 1989 during a period of slower economic expansion and a severe downturn in the real estate market in New Jersey. The Bank experienced modest profitability in the early years of operation, but lagged behind its competition in performance. In September 1996, the Board of Directors designated a new management team to change the direction of the Bank. Management efforts have focused on positioning the Bank to meet the needs of the community in Middlesex, Mercer and Somerset Counties and to provide financial services to individuals, families, institutions and small businesses. To achieve this goal, the Bank is focusing its efforts on:

     - personal service;

     - expansion of it branch network;

     - innovative product offerings; and

     - technological advances and e-commerce

     Personal Service. The Bank provides a wide range of commercial and consumer banking services to individuals, families, institutions and small businesses in central New Jersey. The Bank's focus is to understand the needs of the community and the customers and tailor products, services and advice to meet those needs. The Bank seeks to provide a high level of personalized banking services, emphasizing quick and flexible responses to customer demands.

     Expansion of Branch Banking. The Bank is strategically positioned in a growth area of central New Jersey, easily accessible to an extensive transportation network. Growth in the Bank's market area has resulted from recent and ongoing construction of office complexes, relocation of employees, expansion of retail trade, such as grocery stores and medical facilities and the related population growth and housing development. Mercer County is the site of construction of a 1.5 million-square-foot office complex in Hopewell for Merrill Lynch called Southfields. Southfields is located on 450 acres and ranks among the 20 largest office parks in New Jersey. The office complex will house approximately 5500 employees. Aventis Pharmaceuticals is constructing two new buildings at the Somerset Corporate Center to move 800 employees from temporary quarters in Morris County. Robert Wood Johnson University Hospital is constructing 2 facilities: a Bristol

Myers Children's hospital wing and The Cancer Hospital of New Jersey, scheduled for completion in early 2002. This recent commercial construction activity has led to population growth and residential housing development. Steady growth in population, personal income and employment in Middlesex, Mercer and Somerset counties has resulted in increased demand for banking services.

     This steady population and business growth fuels the need for more health and personal services as well as work on schools, municipal buildings, warehouses and roads. The Bank continually evaluates opportunities for branch expansion, either mini branches or full services banks, to continue to grow and meet the needs of the community.

     Innovative Product Offerings. During the third quarter of 2000, the Bank entered into an agreement to provide discount brokerage services to customers through a joint venture agreement with National Discount Brokers Group, Inc./ndb.com. A link on the Bank's website will enable customers to carry out discounted securities trading, with the Bank sharing in the commissions generated. This added feature to the Bank's website allows the Bank to offer sophisticated financial services to its customers, thereby adding value and convenience.

     In 2000, the Bank introduced "1st Choice Banking", a seamless cash management solution that links checking and investments into one account for customers. With a minimum balance of $10,000, customers enjoy all the flexibility of a free checking account while earning an investment rate of return which keeps pace with the current short-term money markets.

     Technological Advances and e-Commerce. The Bank recognizes that customers want to receive service via their most convenient delivery channel, be it the traditional branch office, by telephone, ATM, or the Internet. For this reason, the Bank continues to enhance e-Commerce capabilities. At www.1stconstitution.com, customers have easy account access to online banking and bill payment system. Consumers can apply online for loans, execute trades through the Bank's brokerage affiliate, and interact with senior management through the e-mail system. Business customers have access to cash management information and transaction capability through the Bank's online Business Express, product offering. This overall expansion in electronic banking offers the Bank's customers another means to access the Bank's services easily and at their own convenience.

COMPETITION

     The Bank experiences substantial competition in attracting and retaining deposits and in making loans. In attracting deposits and borrowers, the Bank competes with commercial banks, savings banks, and savings and loan associations, as well as regional and national insurance companies and non-bank banks, regulated small loan companies and local credit unions, regional and national issuers of money market funds and corporate and government borrowers. As of June 30, 2000 (the most recent data available), in the counties where the Bank's branches are located there were 14 FDIC insured banks and savings banks with 30 branch offices. In New Jersey generally, and in the Bank's local market specifically, large commercial banks, as well as savings banks and savings and loan associations, hold a dominant market share and there has been significant merger activity in the last few years, creating even larger competitors. Locally, the Bank's most direct competitors include Fleet Bank, Summit Bank (recently merged with Fleet Bank), PNC National Bank and Sovereign Bank. The Bank is at a competitive disadvantage compared with these larger regional commercial savings banks. By virtue of their larger capital, asset size or reserves, many such institutions have substantially greater lending limits and other resources than the Bank. In addition, many such institutions are empowered to offer a wider range of services, including trust services, than the Bank.

     In addition to having established deposit bases and loan portfolios, these institutions, particularly the large regional commercial and savings banks, have the ability to finance extensive advertising campaigns and to allocate considerable resources to locations and products perceived as profitable. These institutions may have significantly larger lending limits (ceilings on the amount of credit a bank may provide to a single customer that are linked to the institution's capital) and, in certain cases, lower funding costs (the price a bank must pay for deposits and other borrowed monies used to make loans to customers) than the Bank.

     Furthermore, in recent years non-bank financial institutions have begun to offer more expanded services and it is expected that competition in these areas will continue to increase. Some of these competitors are not subject to the same degree of regulation and supervision as the Company and the Bank and therefore may be able to offer customers more attractive products than the Bank.

     Management of the Bank believes that loans to small and mid-sized businesses and professionals are not always of primary importance to the larger banking institutions, whereas they represent the main commercial loan business of the Bank. The Bank competes for this segment of the market by providing responsive personalized services, local decision-making and knowledge of its customers and their businesses.

LENDING ACTIVITIES

     The Company's lending activities include both commercial and consumer loans. Loan originations are derived from a number of sources including real estate broker referrals, mortgage loan companies, direct solicitation by the Company's loan officers, existing depositors and borrowers, builders, attorneys, walk-in customers and, in some instances, other lenders. The Company has established disciplined and systematic procedures for approving and monitoring loans that vary depending on the size and nature of the loan.

  Commercial Lending

     The Bank offers a variety of commercial loan services including term loans, lines of credit, equipment and receivable financing and agricultural loans. A broad range of short-to-medium term commercial loans, both secured and unsecured are made available to businesses for working capital (including inventory and receivables), business expansion (including acquisition and development of real estate and improvements), and the purchase of equipment and machinery. At times, the Company also makes construction loans to real estate developers for the acquisition, development and construction of residential subdivisions.

     Commercial loans are granted based on the borrower's ability to generate cash flow to support its debt obligations and other cash related expenses. A borrower's ability to repay commercial loans is substantially dependent on the success of the business itself and of the quality of its management. As a general practice, the Bank takes as collateral a security interest in any available real estate, equipment, inventory, receivables or other personal property, although such loans may also be made infrequently on an unsecured basis. Generally, the Bank requires personal guaranties of its commercial loans to offset the risks associated with such loans.

  Residential Consumer Lending

     A portion of the Bank's lending activities consists of the origination of fixed and adjustable rate residential mortgage loans secured by owner-occupied property located in the Bank's primary market areas. Home mortgage lending is unique in that a broad geographic territory may be serviced by originators working from strategically placed offices either within the Bank's traditional banking facilities or from affordable storefront locations in commercial buildings. In addition, the Bank offers construction loans, second mortgage home improvement loans and home equity lines of credit.

     The Bank finances the construction of individual, owner-occupied houses on the basis of written underwriting and construction loan management guidelines. First mortgage construction loans are made to solvent and competent contractors on both a pre-sold and a "speculation" basis. Such loans are also made to qualified individual borrowers and are generally supported by a take-out commitment from a permanent lender. The Bank makes residential construction loans to individuals who intend to erect owner occupied housing on a purchased parcel of real estate. The construction phase of these loans have certain risks, including the viability of the contractor, the contractor's ability to complete the project and changes in interest rates.

     In most cases, the Bank will sell its mortgage loans with terms of 15 years or more in the secondary market. The sale to the secondary market allows the Bank to hedge against the interest rate risks related to such lending operations. This brokerage arrangement allows the Bank to accommodate its clients' demands while eliminating the interest rate risk for the 15 to 30 year period generally associated with such loans.

     The Bank in most cases requires title, fire, extended casualty insurance, and where required by applicable regulations, flood insurance to be obtained by the borrower. The Bank maintains its own errors and omissions insurance policy to protect against loss in the event of failure of a mortgagor to pay premiums on fire and other hazard insurance policies. Mortgage loans originated by the Bank customarily include a "due on sale" clause giving the Bank the right to declare a loan immediately due and payable in the event, among other matters, that the borrower sells or otherwise disposes of the real property subject to a mortgage. In general, the Bank enforces due on sales clauses. Borrowers are typically permitted to refinance or repay loans at their option without penalty.

  Non-Residential Consumer Lending

     Non-residential consumer loans made by the Bank include loans for automobiles, recreation vehicles, boats, personal (secured and unsecured) and deposit account secured loans. The Bank also conducts various indirect lending activities through established retail companies in its market areas. Non-residential consumer loans are attractive to the Bank because they typically have a shorter term and carry higher interest rates than that charged on other types of loans. Non-residential consumer loans, however, do pose additional risk of collectability when compared to traditional types of loans granted by commercial banks such as residential mortgage loans.

     Consumer loans are granted based on employment and financial information solicited from prospective borrowers as well as credit records collected from various reporting agencies. Stability of the borrower, willingness to pay and credit history are the primary factors to be considered. The availability of collateral is also a factor considered in making such a loan. The Bank seeks collateral that can be assigned and has good marketability with a clearly adequate margin of value. The geographic area of the borrower is another consideration, with preference given to borrowers in the Bank's primary market areas.

SUPERVISION AND REGULATION

     Banking is a complex, highly regulated industry. The primary goals of the bank regulatory scheme are to maintain a safe and sound banking system and to facilitate the conduct of monetary policy. In furtherance of those goals, Congress has created several largely autonomous regulatory agencies and enacted myriad legislation that governs banks, bank holding companies and the banking industry. This regulatory framework is intended primarily for the protection of depositors and not for the protection of the Company's stockholders. Descriptions of and references to the statutes and regulations below are brief summaries thereof, and do not purport to be complete. The descriptions are qualified in their entirety by reference to the specific statutes and regulations discussed.

THE COMPANY

  State and Federal Bank Holding Company Regulations

     The Company is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the "BHCA"). As a bank holding company, the Company is required to file with the Federal Reserve Board an annual report and such additional information as the Federal Reserve Board may require pursuant to the BHCA. The Federal Reserve Board may also make examinations of the Company and its subsidiaries. In addition, the Company is subject to capital standards similar to, but separate from, those applicable to the Bank.

     Under the BHCA, bank holding companies that are not financial holding companies (as defined below) generally may not acquire the ownership or control of more than 5% of the voting shares, or substantially all the assets, of any company, including a bank or another bank holding company, without the Federal Reserve Board's prior approval. The Company it is not a financial holding company and did obtain such approval to acquire the shares of the Bank. A bank holding company that does not qualify as a financial holding company is generally limited in the types of activities in which it may engage to those that the Federal Reserve Board had recognized as permissible for bank holding companies prior to the date of enactment of the Gramm-Leach-Bliley Financial Services Modernization Act of 1999 ("GLBA"). At present, the Company does not engage in any significant activity other than owning the Bank.

     A holding company and its banking subsidiary are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit or lease or sale of any property or the furnishing of services.

     The GLBA which was enacted in November 1999 and most provisions of which became effective in March 2000, permits greater affiliation among banks, securities firms, insurance companies, and other companies under a new type of financial services company known as "financial holding company". A financial holding company essentially is a bank holding company with significantly expanded powers. The Company has not elected to become a financial holding company. The Company believes that the GLBA will not have a material adverse effect on its operations in the near-term. However, to the extent that it permits banks, securities firms and insurance companies to affiliate, the financial services industry may experience further consolidation. This could result in a growing number of larger financial institutions that offer a wider variety of financial services than the Company currently offers and that can aggressively compete in the markets that the Company currently serves.

     In addition to Federal bank holding company regulation, the Company is registered as a bank holding company with the New Jersey Department of Banking and Insurance (the "Department"). The Company is required to file with the Department copies of the reports it files with the Federal banking and securities regulators.

  Capital Adequacy

     The Company is required to comply with minimum capital adequacy standards established by the Federal Reserve. There are two basic measures of capital adequacy for bank holding companies and the depository institutions that they own: a risk based measure and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be considered in compliance.

     The risk-based capital guidelines for bank holding companies, such as the Company currently require a minimum ratio of total capital to risk-weighted assets (including off-balance sheet activities, such as standby letters of credit) of 8%. At least half of the total capital is required to be Tier 1 capital, consisting principally of common shareholders' equity, noncumulative perpetual preferred stock, a limited amount of cumulative perpetual preferred stock and minority interest in the equity accounts of consolidated subsidiaries, less goodwill. The remainder (Tier 2 capital) may consist of a limited amount of subordinated debt and intermediate-term preferred stock, certain hybrid capital instruments and other debt securities, perpetual preferred stock and a limited amount of the general loan loss allowance. At December 31, 2000, the Company maintained a Tier 1 capital ratio of 12.53% and total qualifying capital ratio of 13.46%. As of March 31, 2001, these ratios were 10.98%, and 11.81%, respectively.

     In addition to the risk-based capital guidelines, the Federal banking regulators established minimum leverage ratio (Tier 1 capital to total assets) guidelines for bank holding companies. These guidelines provide for a minimum leverage ratio of 3% for those bank holding companies which have the highest regulatory examination ratings and are not contemplating or experiencing significant growth or expansion. All other bank holding companies are required to maintain a leverage ratio of at least 1% to 2% above the 3% stated minimum. The Company's leverage ratio at December 31, 2000 was 8.61%. As of March 31, 2001, this ratio was 8.52%

  Restrictions on Dividends

     The primary source of dividends paid to the Company's stockholders is dividends paid to the Company by the Bank. Dividend payments by the Bank to the Company are subject to the New Jersey Banking Act of 1948 (the "Banking Act") and the Federal Deposit Insurance Act (the "FDIA"). Under the Banking Act and the FDIA, the Bank may not pay any dividends, if after paying the dividend, it would be undercapitalized under applicable capital requirements. In addition to these explicit limitations, the federal regulatory agencies are authorized to prohibit a banking subsidiary or bank holding company from engaging in an unsafe or unsound banking practice. Depending upon the circumstances, the agencies could take the position that paying a dividend would constitute an unsafe or unsound banking practice

     It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividend that undermines the bank holding company's ability to serve as a source of strength to its banking subsidiary.

     The Bank has never paid a cash dividend, and the Bank's Board of Directors does not plan to pay a cash dividend in the foreseeable future. The Bank has paid a stock dividend every year from 1993 to 1999 when it was acquired by the Company. The Company has paid a 5% stock dividend every year since its formation in 1999 and anticipates the consideration of stock dividends in the future.

  Priority on Liquidation

     The Company is a legal entity separate and distinct from the Bank. The rights of the Company as the sole shareholder of the Bank, and therefore the rights of the Company's creditors and shareholders, to participate in the distributions and earnings of the Bank when the Bank is not in bankruptcy, are subject to various state and federal law restrictions as discussed above under the heading "Restrictions of Dividends". Under state corporation and other laws and federal bankruptcy laws, the Company's right as shareholder to participate in the distribution of assets of the Bank upon the Bank's liquidation or reorganization will be subject to the prior claims of creditors of the Bank. In the event of a liquidation or other resolution of an insured depository institution such as the Bank, the claims of depositors and other general or subordinated creditors are entitled to a priority of payment over the claims of holders of an obligation of the institution to its stockholders (the Company) or any stockholder or creditor of the Company. The claims on the Bank by creditors include obligations in respect of federal funds purchased and certain other borrowings, as well as deposit liabilities.

THE BANK

     The Bank, a New Jersey-chartered commercial bank, is subject to supervision and examination by the New Jersey Department of Banking and Insurance. In addition, because the deposits of the Bank are insured by the Federal Deposit Insurance Corporation (the "FDIC") the Bank is subject to regulation by the FDIC.

     The Bank must comply with various requirements and restrictions under Federal and state law, including the maintenance of reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon, limitations on the types of investments that may be made and the services that may be offered, and restrictions on dividends as described in the preceding section. Consumer laws and regulations also affect the operations of the Bank. In addition to the impact of regulation, commercial banks are affected significantly by the actions of the Federal Reserve Board which influence the money supply and credit availability in the national economy.

  Community Reinvestment Act

     Under the Community Reinvestment Act ("CRA"), as implemented by FDIC regulations, a bank has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low- and moderate-income neighborhoods. CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with CRA. CRA requires the FDIC to assess an institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution. The CRA requires public disclosure of an institution's CRA rating and requires that the FDIC provide a written evaluation of an institution's CRA performance utilizing a four-tiered descriptive rating system. An institution's CRA rating is considered in determining whether to grant charters, branches and other deposit facilities, relocations, mergers, consolidations and acquisitions. Performance less than satisfactory may be the basis for denying an application. The Bank is currently rated "satisfactory" under CRA.

  Insurance of Deposits

     The Bank's deposits are insured up to a maximum of $100,000 per depositor under the Bank Insurance Fund (BIF). The Federal Deposit Insurance Corporation Improvements Act of 1991 ("FDICIA") is applicable to depository institutions and deposit insurance. FDICIA requires the FDIC to establish a risk-based assessment system for all insured depository institutions. Under this legislation, the FDIC is required to establish an insurance premium assessment system based upon: (i) the probability that the insurance fund will incur a loss with respect to the institution, (ii) the likely amount of the loss, and (iii) the revenue needs of the insurance fund. In compliance with this mandate, the FDIC has developed a matrix that sets the assessment premium for a particular institution in accordance with its capital level and overall rating by the primary regulator. Under the matrix as currently in effect, the assessment rate ranges from 0 to 27 basis points of assessed deposits. The Bank is also subject to a quarterly FICO assessment.

EMPLOYEES

     The Company is a bank holding company and has two paid employees. Banking operations are conducted by the Bank, and as of March 31, 2001, the Bank had 48 full-time employees and 7 part-time employees. The Bank's employees are not represented by any collective bargaining group. The Bank considers its relations with such employees to be good.

SPECIAL FACTORS

     The Common Stock of the Company is speculative in nature and involves a significant degree of risk. The special factors below are not listed in order of importance.

LIMITED MARKET FOR COMMON STOCK

     The Company's Common Stock is presently traded on the OTC Bulletin Board. The Company is contemplating applying for listing on either the Nasdaq Small Cap Market or the National Market System of the Nasdaq to provide quotations for its shares, however, it is not anticipated that an active trading market in the Common Stock will develop. Therefore, no assurance can be given that any active trading market will develop in the future or that a stockholder will otherwise be able to dispose of his or her shares of Common Stock. Each stockholder must be prepared to bear the economic risk of any such investment. See "MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND OTHER MATTERS."

ABSENCE OF CASH DIVIDENDS

     Various federal and state regulations restrict the payment of dividends by banks and bank holding companies. The Company and the Bank have never paid a cash dividend on their respective Common Stock. The primary source of dividends paid to the Company's stockholders is dividends paid to the Company by the Bank. It is anticipated that the Board of Directors of the Bank will continue to follow a policy of retaining earnings, if any, for the purpose of increasing the Bank's capital for the foreseeable future. Therefore, it is unlikely that cash dividends will be paid by the Company during the foreseeable future. However, the Company has paid a stock dividend every year since formation in 1999 and anticipates the consideration of stock dividends in the future. See "MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND OTHER MATTERS."

EXPANSION

     The Company has experienced growth fueled by the Bank's branch expansion and the acquisition of large local competitors by out-of-market institutions. Most recently the state's largest bank Summit Bank, merged with Fleet Bank, a Northeast super regional bank with locations in New Jersey. This merger resulted in the closing of several branch locations throughout the Bank's market area creating opportunities for the Bank to acquire new depositors and borrowers. In addition, the Bank continually evaluates the possibility of acquisition of one or more of these branches as well as other opportunities as part of its ongoing branch expansion strategy. If appropriate opportunities arise, the Bank is interested in adding one branch location a year over the three-year period 2001-2003, either full service or mini branches, or a combination of both. To date, the Company has not experienced any material problems as a result of this expansion. The Company believes it has in place the management and systems, including data processing systems, internal controls and a strong credit culture, to support continued growth. However, the Company's continued growth and profitability depends on the ability of its officers and key employees to manage such growth effectively, to attract and retain skilled employees and to maintain adequate internal controls and a strong credit culture. Accordingly, there can be no assurance that the Company will be successful in managing its expansion, and the failure to do so could adversely affect the Company's financial condition and results of operations.

     A natural corollary of the Company's growth, particularly its branch expansion strategy, is a significant increase in non-interest expense. These costs are associated with branch construction or acquisition and the increased staffing and equipment needs necessary to create the infrastructure to support this growth. Because the Company expects growth to continue, in part because of its ongoing branch expansion strategy, non-interest expenses of the Company are expected to rise in the future, which may reduce net income in the near term.

ALLOWANCE FOR LOAN LOSSES

     The Bank has established an allowance for loan losses which management believes to be adequate to offset probable losses currently inherent in the Bank's existing loans. However, there is no precise method of predicting loan losses. There can be no assurance that any future declines in real estate market conditions, general economic conditions or changes in regulatory policies will not require the Bank to increase its allowance for loan losses. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Financial Condition."

COMPETITION

     The Company faces significant competition from many other banks, savings institutions and other financial institutions which have branch offices or otherwise operate in the Company's market area. Non-bank financial institutions, such as securities brokerage firms, insurance companies and money market funds, have also recently been permitted to engage in activities which compete directly with traditional bank business which has also led to greater competition. Many of these competitors have substantially greater financial resources than the Company, including larger capital bases that allow them to attract customers seeking larger loans than the Company is able to accommodate and the ability to aggressively advertise their products. There can be no assurance that the Company and the Bank will be able to successfully compete in the future. See "DESCRIPTION OF BUSINESS -- Competition."

ECONOMIC CONDITIONS AND RELATED UNCERTAINTIES

     Commercial banking is affected, directly and indirectly, by local, domestic, and international economic and political conditions, and by government monetary and fiscal policies. Conditions such as inflation, recession, unemployment, volatile interest rates, tight money supply, scarce natural resources, real estate values, international conflicts and other factors beyond the control of the Company may adversely affect the potential profitability of the Company. Management does not expect any particular factor to affect the Company's results of operations. However, a downtrend in several areas, such as real estate, construction and consumer spending, could have a material adverse impact on the Company's ability to maintain or increase profitability.

FEDERAL AND STATE GOVERNMENT REGULATION

     The operations of the Company and the Bank are heavily regulated and will be affected by present and future legislation and by the policies established from time to time by various Federal and state regulatory authorities. In particular, the monetary policies of the Federal Reserve Board have had a significant effect on the operating results of banks in the past and are expected to continue to do so in the future. Among the instruments of monetary policy used by the Federal Reserve Board to implement its objectives is changes in the discount rate charged on bank borrowings. It is not possible to predict what changes, if any, will be made to the monetary policies of the Federal Reserve Board or to existing Federal and state legislation or the effect that such changes may have on the future business and earnings prospects of the Company.

     The Company and the Bank are subject to examination, supervision and comprehensive regulation by various federal and state agencies. Compliance with the rules and regulations of these agencies may be costly and may limit growth and restrict certain activities, including payment of dividends, investments, loans and interest rate charges, interest rates paid on deposits, and location of offices. The Bank is also subject to capitalization guidelines set forth in federal legislation. See "BUSINESS -- Supervision and Regulation."

     The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the impact of these changes on our business and profitability. Because government regulation greatly effects the business and financial results of all commercial banks and bank holding companies, the cost of compliance could adversely affect the Company's ability to operate profitably.

DILUTION

     The Company has no present intention to issue additional stock, but may attempt to do so in the future if additional capital is required or useful. The Company has not attempted to determine whether additional capital should be available or the terms on which such capital might be available. The Company's Common Stock is not subject to any preemptive rights. Therefore, a stockholder's percentage ownership of the Company will be diluted if the Company sells additional shares of Common Stock, and as it grants stock awards, options or other awards to hire or retain employees. "DESCRIPTION OF SECURITIES -- Preemptive Rights".

DEPENDENCE UPON KEY PERSONNEL

     In September 1996, the Bank's Board of Directors designated a new management team, headed by Mr. Robert F. Mangano, President and Chief Executive Officer, to change the direction of the Bank. The Company's and the Bank's growth and development since that time has been largely dependent upon the services of Mr. Mangano. The Company has a three year employment agreement with Mr. Mangano which expires in April 2004, subject to annual renewals. The loss of Mr. Mangano could have a material adverse effect on the Company and the Bank.

FORWARD LOOKING STATEMENTS

     When used in this and in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases and in oral statements made with the approval of an authorized executive officer of the Company, the words or phrases "will likely result," "expects," "plans," "will continue," "is anticipated," "estimated," "project" or "outlook" or similar expressions (including confirmations by an authorized executive officer of the Company of any such expressions made by a third party with respect to the Company) are intended to identify forward-looking statements. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, each of which speak only as of the date made. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Factors that my cause actual results to differ from those results expressed or implied, include, but are no limited to, the overall economy and the interest rate environment; the ability of customers to repay their obligations; the adequacy of the allowance for loan losses; competition; significant changes in accounting, tax or regulatory practices and requirements; and technological changes. Although management has taken certain steps to mitigate any negative effect of the aforementioned items, significant unfavorable changes could severely impact the assumptions used and have an adverse effect on profitability. Such risks and other aspects of the Company's business and operations are described in "Description of the Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company has no obligation to publicly release the result of any revisions which may be made to any forward-looking statements to reflect anticipated or unanticipated events or circumstances occurring after the date of such statements.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion and analysis is intended to provide information about the financial condition and results of operations of the Company for the years ended December 31, 2000 and 1999 and for the periods ended March 31, 2001 and 2000 and June 30, 2001 and 2000 and should be read in conjunction with the Financial Statements of the Company and related notes included elsewhere herein. Throughout the following sections, the Company is defined as 1st Constitution Bancorp and its wholly owned subsidiary, 1st Constitution Bank and its wholly owned subsidiaries, 1st Constitution Investment Company and FCB Asset Holdings, Inc.


OVERVIEW

     The Company's record earnings for 2000 reflect continuing momentum across a broad range of products and services offerings. Increased lending activity, coupled with a rise in demand deposits fueled record earnings and balance sheet growth. Past performance, however, is not necessarily indicative of future operating results or of future financial condition. Factors that may cause actual results to differ from those results expressed or implied, include, but are not limited to, those discussed under the heading "Special Factors" as well as:

     - the overall economy and the interest rate environment;

     - the ability of customers to repay their obligations;

     - the adequacy of the allowance for loan losses;

     - competition;

     - significant changes in accounting, tax or regulatory practices and requirements; and

     - technological changes.

     Although management has taken certain steps to mitigate any negative effect of the aforementioned items, significant unfavorable changes could severely impact the assumptions used and have an adverse effect on profitability. Such risks and other aspects of the Company's business and operations are described in "Description of the Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The following table presents selected financial data as of December 31, 2000 and 1999, respectively, and for the years then ended. This table should be read in conjunction with the Company's financial statements and the notes thereto included herein.

                                                                  AT OR FOR THE YEARS
                                                                   ENDED DECEMBER 31
                                                              ----------------------------
                                                                  2000            1999
                                                              ------------    ------------
HIGHLIGHTS
  Net income................................................  $  1,729,778    $  1,446,842
  Return on average assets..................................          1.08%           1.03%
  Return on average equity..................................         13.09%          11.74%
  Net interest margin.......................................          4.75%           4.29%
INCOME STATEMENT DATA
  Net interest income.......................................  $  7,167,837    $  5,629,062
  Provision for loan losses.................................       215,875         188,875
  Non-interest income.......................................       865,878       1,270,868
  Non-interest expenses.....................................     5,095,732       4,425,213

                                                                  AT OR FOR THE YEARS
                                                                   ENDED DECEMBER 31
                                                              ----------------------------
                                                                  2000            1999
                                                              ------------    ------------
BALANCE SHEET DATA
  Total Assets..............................................  $178,840,375    $146,802,481
  Total Deposits............................................   129,193,041     117,933,572
  Total Loans...............................................   110,631,471      84,917,615
  Shareholders' Equity......................................    15,220,830      12,479,498
  Intangible Assets.........................................        16,355          33,629
  Allowance for Loan Losses.................................     1,132,555         941,556
SHARE INFORMATION*
  Earnings per share -- Basic...............................  $       1.29    $       1.08
  Earnings per share -- Diluted.............................  $       1.27    $       1.05
  Book value per share......................................  $      11.37    $       9.32
  Average diluted shares outstanding........................     1,359,937       1,380,556
CAPITAL RATIOS
  Total capital to risk-weighted assets.....................         13.46%          15.14%
  Tier 1 capital to risk-weighted assets....................         12.53%          14.17%
  Tier 1 capital to average assets..........................          8.61%           9.44%

---------------
* All per share data has been restated to reflect the five percent stock dividends paid in the first quarter of fiscal 2000 and 2001.

     The Company reported earnings of $1,729,778 or $1.27 per share (diluted) for the year ended December 31, 2000 compared to $1,446,842 or $1.05 per share (diluted) in 1999. Net income and earnings per share grew 19.6% and 21.0%, respectively, in 2000. The increase in earnings per share in 2000 is principally attributable to increased loan originations, deposits and fee income.

     Net income totaled $480,254 for the three months ended March 31, 2001, an increase of 30.4% over the $368,176 for the same period in 2000. On a diluted per share basis, net income for the first quarter of 2001 was $0.35 per share compared to $0.27 per share for the first quarter of 2000. All per share amounts have been restated to give effect to a 5% stock dividend declared on December 21, 2000.

     Return on average assets and return on average equity for the first quarter of 2001 were 1.05% and 12.71%, respectively, compared to 1.02% and 11.83%, respectively, for the same 2000 period.

NET INTEREST INCOME

     The following tables set forth the Company's consolidated average balances of assets, liabilities and shareholders' equity as well as interest income and expense on related items, and the Company's average rate for the years ended December 31, 2000 and 1999 and for the three months ended March 31, 2001 and 2000. The average rates are derived by dividing interest income and expense by the average balance of assets or liabilities.

            AVERAGE BALANCE SHEETS WITH RESULTANT INTEREST AND RATES
                       (YIELDS ON A TAX-EQUIVALENT BASIS)

                                                                 2000                                   1999
                                                 ------------------------------------   ------------------------------------
                                                   AVERAGE                    AVERAGE     AVERAGE                    AVERAGE
                                                   BALANCE       INTEREST      RATE       BALANCE       INTEREST      RATE
                                                 ------------   -----------   -------   ------------   -----------   -------
ASSETS:
Federal Funds Sold/Short-Term Investments......  $  3,758,186   $   240,055     6.39%   $  3,426,114   $   168,684     4.92%
Investment Securities:
  U.S. Treasury Bonds..........................       494,042        25,592     5.18%        835,475        46,620     5.58%
  Collateralized Mortgage Obligations..........    45,961,785     3,104,238     6.75%     39,076,271     2,493,490     6.38%
  States and Political Subdivisions............     2,184,257       146,911     6.73%      1,582,653       107,724     6.81%
                                                 ------------   -----------    -----    ------------   -----------    -----
  Total........................................    48,640,084     3,276,741     6.74%     41,494,399     2,647,834     6.38%
Loan Portfolio:
  Commercial...................................    25,892,635     2,809,913    10.85%     21,115,219     2,019,239     9.56%
  Installment..................................    15,158,706     1,179,061     7.78%     13,542,197     1,020,378     7.53%
  Commercial Mortgages and Construction
    Wholesale..................................    34,840,215     3,062,187     8.79%     30,339,251     2,503,163     8.25%
  Residential Mortgages and Construction
    Retail.....................................    17,690,917     1,411,992     7.98%     17,263,568     1,313,025     7.61%
  All Other Loans..............................     5,889,591       859,934    14.60%      4,885,578       495,192    10.14%
                                                 ------------   -----------    -----    ------------   -----------    -----
  Total........................................    99,472,064     9,323,088     9.37%     87,145,813     7,350,998     8.44%
                                                 ------------   -----------    -----    ------------   -----------    -----
    TOTAL INTEREST-EARNING ASSETS..............  $151,870,334   $12,839,884     8.45%   $132,066,326   $10,167,516     7.70%
                                                                               =====                                  =====
Allowance for Loan Losses......................    (1,029,538)                              (871,581)
Cash and Due From Bank.........................     5,610,092                              5,954,894
Other Assets...................................     3,513,307                              2,644,170
                                                 ------------                           ------------
    TOTAL ASSETS...............................  $159,964,195                           $139,793,809
                                                 ============                           ============
LIABILITIES AND SHAREHOLDERS' EQUITY:
Interest-Bearing Liabilities:
  Money Market and NOW Accounts................  $ 33,113,533   $   897,502     2.71%   $ 28,862,160   $   840,587     2.91%
  Savings Accounts.............................    10,600,178       288,724     2.72%      9,956,583       271,485     2.73%
  Certificates of Deposit......................    43,590,728     2,533,022     5.81%     43,300,649     2,348,076     5.42%
  Certificates of Deposit of $100,000 and
    over.......................................     8,446,002       511,190     6.05%      6,969,581       367,723     5.28%
  Federal Funds Purchased/Other Borrowed
    Funds......................................    23,688,305     1,393,962     5.88%     14,309,202       675,645     4.72%
                                                 ------------   -----------    -----    ------------   -----------    -----
  TOTAL INTEREST-BEARING LIABILITIES...........  $119,438,746   $ 5,624,400     4.71%   $103,398,174   $ 4,503,516     4.36%
                                                 ============   ===========    =====    ============   ===========    =====
    NET INTEREST SPREAD........................                                 3.74%                                  3.34%
                                                                               =====                                  =====
Demand Deposits................................    25,596,993                             21,842,138
Other Liabilities..............................     1,715,203                              2,232,419
                                                 ------------                           ------------
Total Liabilities..............................   146,750,942                            127,472,731
Shareholders' Equity...........................    13,213,254                             12,321,077
                                                 ------------                           ------------
Total Liabilities and Shareholders' Equity.....  $159,964,196                           $139,793,809
                                                 ============                           ============
    NET INTEREST MARGIN........................                 $ 7,215,484     4.75%                  $ 5,664,000     4.29%
                                                                ===========    =====                   ===========    =====

                       (YIELDS ON A TAX-EQUIVALENT BASIS)

                                                    THREE MONTHS ENDED MARCH 31, 2001     THREE MONTHS ENDED MARCH 31, 2000
                                                   -----------------------------------   -----------------------------------
                                                     AVERAGE                   AVERAGE     AVERAGE                   AVERAGE
                                                     BALANCE       INTEREST     RATE       BALANCE       INTEREST     RATE
                                                   ------------   ----------   -------   ------------   ----------   -------
ASSETS
Fed funds Sold/Short Term Investments............  $  4,842,594   $   59,140     4.95%   $  2,871,436   $   43,186     6.03%
Investment Securities:
  U.S. Treasury Bonds............................       499,489        6,358     5.16%        492,292        6,391     5.21%
  Collateralized Mortgage Obligations............    54,479,932      917,510     6.74%     43,996,055      728,785     6.63%
  States and Political Subdivisions..............     2,749,251       46,699     6.79%      1,579,205       26,866     6.80%
                                                   ------------   ----------    -----    ------------   ----------    -----
  Total..........................................    57,728,672      970,567     6.73%     46,067,552      762,042     6.62%
Loan Portfolio:
  Commercial.....................................    24,759,297      716,520    11.74%     25,266,467      634,937    10.08%
  Installment....................................    15,441,222      300,156     7.88%     13,835,794      259,237     7.52%
  Commercial Mortgages & Construction
    Wholesale....................................    49,327,016    1,026,058     8.44%     29,319,867      617,788     8.45%
  Residential Mortgage & Construction Retail.....    18,714,433      375,309     8.13%     14,058,778      264,057     7.53%
  All Other Loans................................     7,313,061      202,460    11.07%      5,421,311      288,612    14.60%
                                                   ------------   ----------    -----    ------------   ----------    -----
  Total..........................................   115,555,029    2,620,503     9.20%     87,902,217    2,064,631     9.42%
                                                   ------------   ----------    -----    ------------   ----------    -----
    TOTAL INTEREST-EARNING ASSETS................   178,126,295    3,650,210     8.31%    136,841,205    2,869,859     8.41%
                                                                                =====                                 =====
Allowance for Loan Losses........................    (1,166,649)                             (967,750)
Cash and Due from Bank...........................     5,681,361                             5,614,183
Other Assets.....................................     3,045,830                             3,240,383
                                                   ------------                          ------------
    TOTAL ASSETS.................................  $185,686,837                          $144,728,021
                                                   ============                          ============
Interest-Bearing Liabilities:
  Money Market and NOW Accounts..................  $ 32,987,168   $  239,368     2.94%   $ 27,449,921   $  168,484     2.46%
  Savings Accounts...............................    10,515,075       70,139     2.71%     10,427,937       68,837     2.65%
  Certificates of Deposit........................    48,583,317      740,488     6.18%     43,748,762      586,939     5.38%
  Certificates of Deposit of $100,000 and Over...    17,318,100      255,690     5.99%      8,535,003      110,508     5.19%
  Fed Funds Purchases/Other Borrowed Funds.......    28,769,902      371,499     5.24%     17,876,675      246,081     5.52%
                                                   ------------   ----------    -----    ------------   ----------    -----
  TOTAL INTEREST-BEARING LIABILITIES.............   138,173,562    1,677,184     4.92%    108,038,298    1,180,849     4.38%
                                                   ============   ==========    =====    ============   ==========    =====
    NET INTEREST SPREAD..........................                                3.39%                                 4.03%
                                                                                =====                                 =====
Demand Deposits..................................    29,532,862                            22,665,847
Other Liabilities................................     2,650,325                             1,501,762
                                                   ------------                          ------------
Total Liabilities................................   170,356,749                           132,205,907
Shareholder's Equity.............................    15,330,088                            12,522,114
                                                   ------------                          ------------
Total Liabilities and Shareholders' Equity.......   185,686,837                           144,728,021
                                                   ============                          ============
    NET INTEREST MARGIN..........................                 $1,973,026     4.49%                  $1,689,010     4.95%
                                                                  ==========    =====                   ==========    =====

                               RATE/VOLUME TABLE
                             (TAX-EQUIVALENT BASIS)

                                                 TWELVE MONTHS ENDED                    MARCH 31, 2001
                                            DECEMBER 31, 2000 VERSUS 1999            VERSUS MARCH 31, 2000
                                                  DUE TO CHANGE IN:                    DUE TO CHANGE IN:
                                         ------------------------------------   -------------------------------
                                           VOLUME        RATE        TOTAL       VOLUME      RATE       TOTAL
                                         ----------   ----------   ----------   --------   ---------   --------
                                            AMOUNT OF INCREASE (DECREASE)        AMOUNT OF INCREASE (DECREASE)
Interest Income:
  Loans:
    Commercial.........................  $  493,046   $  297,628   $  790,674   $(12,781)  $  94,363   $ 81,582
    Installment........................     123,555       35,128      158,683     29,326      11,595     40,921
    Commercial Mortgages and
      Construction -- Wholesale........     385,409      173,615      559,024    409,000        (733)   408,267
    Residential Mortgages and
      Construction -- Retail...........      34,038       64,929       98,967     88,903      22,349    111,252
    All Other Loans....................     128,379      236,363      364,742     18,406    (104,558)   (86,152)
                                         ----------   ----------   ----------   --------   ---------   --------
         Total loans...................   1,164,427      807,664    1,972,090    532,854      23,016    555,870
                                         ----------   ----------   ----------   --------   ---------   --------
  Investment Securities:
    U.S. Treasury Bonds................     (18,014)      (3,014)     (21,028)        94        (127)       (33)
    Collateralized Mortgage
      Obligations......................     455,583      155,165      610,748    175,198      13,527    188,725
    States and Political
      Subdivisions.....................      40,576       (1,390)      39,186     19,872         (39)    19,833
                                         ----------   ----------   ----------   --------   ---------   --------
         Total Investment Securities...     478,145      150,761      628,906    195,164      13,361    208,525
                                         ----------   ----------   ----------   --------   ---------   --------
  Federal Funds Sold/Short-Term
    Investments........................      17,459       53,912       71,371     26,711     (10,758)    15,953
                                         ----------   ----------   ----------   --------   ---------   --------
         Total Interest Income.........   1,660,031    1,012,337    2,672,367    754,729      25,619    780,348
                                         ----------   ----------   ----------   --------   ---------   --------
Interest Expense:
  Money Market and NOW Accounts........     116,817      (59,902)      56,915     35,999      34,884     70,883
  Savings Accounts.....................      18,075         (836)      17,239        157       1,145      1,302
  Certificates of Deposit..............      15,957      168,988      184,945     65,537      88,010    153,547
  Certificates of Deposit of $100,000
    and Over...........................      85,892       57,575      143,467    121,037      24,145    145,182
  Federal Funds Purchased/Other
    Borrowed Funds.....................     516,150      202,167      718,317    137,932     (12,514)   125,418
                                         ----------   ----------   ----------   --------   ---------   --------
         Total Interest Expense........     752,891      367,991    1,120,883    360,662     135,670    496,332
                                         ----------   ----------   ----------   --------   ---------   --------
Net Interest Income....................  $  907,140   $  644,346   $1,551,484   $394,067   $(110,051)  $284,016
                                         ==========   ==========   ==========   ========   =========   ========

     Net interest income, the Company's largest and most significant component of operating income, is the difference between interest and fees earned on loans and other interest earning assets, and interest paid on deposits and borrowed funds. Net interest income also depends upon the relative amount of interest-earning assets, interest-bearing liabilities, and the interest rate earned or paid on them. Net interest income represented 89.2% of the Company's net revenues in 2000 and 81.6% of net revenues in 1999.

     The Company's net interest income totaled $7,167,837 in 2000, an increase of 27.3% from the $5,629,062 reported in 1999. As indicated in the Rate/Volume Table, the principal factor contributing to the 2000 increase in net interest income was an increase in the tax-equivalent interest income of $2,672,367 resulting from increased loan and investment securities volumes. This was supplemented by increases in both loan and investment securities yields due to the higher interest rate environment in 2000.

     Average interest-earning assets increased by $19,804,008 or 15.0% for 2000 primarily as a result of increases of $12,326,251 in loans and $7,145,685 in investment securities. Led by commercial loans, the Company's average loan portfolio grew by 14.1% and loan yields averaged 9.37% in 2000 or 93 basis points higher than 1999. This increase was primarily the result of 2000 loan growth at higher yields amid a rising interest rate environment for the majority of the year. The Company's average investment securities portfolio grew 17.2%, and the yield on that portfolio increased 36 basis points when comparing 2000 to 1999. Overall, the yield on interest-earning assets increased 75 basis points to 8.45% in 2000 from 7.70% in 1999.

     Interest expense was $5,624,400 for 2000, an increase of $1,120,884 or 24.9% from $4,503,516 a year ago. The increase in interest expense for the comparable period is principally attributable to a rising interest rate environment combined with higher levels of money market and NOW deposits and other borrowed funds. Certificates of deposit of $100,000 and over were aggressively priced throughout 2000 to contribute in the funding of loan growth. The cost on these deposits increased 77 basis points in 2000 from 1999. Average interest-bearing liabilities rose 15.5% in 2000 from 1999. The cost of total interest-bearing liabilities increased 35 basis points to 4.71% in 2000 from 4.36% in 1999.

     Changes in net interest income and net interest margin result from the interaction between the volume and composition of earning assets, interest-bearing liabilities, related yields, and associated funding costs. The Rate/Volume table demonstrates the impact on net interest income of changes in the volume of interest-earning assets and interest-bearing liabilities and changes in interest rates earned and paid.

     While the Company seeks to fund asset growth with lower cost savings, money market, interest bearing checking and non-interest bearing demand deposits, this is not always achievable, as asset growth rates can exceed the growth rate in these deposit types. To attract lower cost deposits to fund asset growth, management has continued to aggressively market certain lower costing products and management anticipates that, over time, these products should result in lower cost core deposits providing a higher percentage of new funding than has recently been experienced. However, the ability of the Company to lower the cost of interest bearing liabilities is dependent on market conditions.

     The Company's net interest income for the first three months of 2001 was $1,957,879, an increase of $227,582 or 16.5% from net interest income of $1,680,297 for the first three months of 2000. As indicated in the Rate/Volume Table, the principal factor contributing to this increase was an increase in the tax-equivalent interest income of $780,348, resulting from increased loan and investment securities volumes. Offsetting this increase was a $496,332 increase in interest expense. This increase in interest expense was primarily due to both higher average balances of certificates of deposit and other borrowed funds and higher rates on most liability categories.

     The Company's net interest margin (tax-equivalent basis), which is net interest income divided by average interest earning assets, was 4.49% for the three month period ended March 31, 2001, a 46 basis point or 9.3% decline compared to 4.95% for the three month period ended March 31, 2000. The principal factor causing the decrease in the Company's net interest margin was the sharp decline in market interest rates during the first quarter of 2001. This resulted in yields on short-term investments and floating rate loans tied to the prime rate to decline more quickly than the Company's interest bearing liabilities. As a result of the interest rate movement, the yield on the Company's total interest earning assets declined 10 basis points and the cost of interest bearing liabilities increased 54 basis points compared to the prior year period, as depositors shifted funds from lower yielding money market and savings accounts to higher yielding certificates of deposit accounts.

     The net interest margin (tax equivalent basis), which is net interest income divided by average interest-earning assets, was 4.75% in 2000 compared with 4.29% in 1999. The increase in the net interest margin resulted from those factors discussed previously.

     Average non-interest bearing demand deposits increased 17.2% to $25,596,993 in 2000 from $21,842,138 in 1999. Business checking accounts and expanding new business relationships have generated most of this increase. Throughout the comparative periods, increases in average non-interest bearing deposits contributed to the increases in net interest income.

NON-INTEREST INCOME


Twelve Months Ended December 31, 2000 Compared to December 31, 1999


     Non-interest income amounted to $865,878 in 2000 compared to $1,270,868 the prior year, a decrease of $404,990 or 31.9%.

     Service charges on deposit accounts represent the largest single source of non-interest income. Service charge revenues in 2000 totaled $326,441, a decrease of 27.8% compared to $451,829 in 1999. This component of non-interest income represented 37.7% and 35.6% of the total non-interest income in 2000 and 1999, respectively. Service charge income decreased in 2000 principally due to the decrease in income from overdraft fees. The Company attributes the decrease to pricing initiatives instituted in 2000. Management continues to utilize a strategy of requiring compensating balances from its commercial customers. Those who meet balance requirements are not assessed service charges.

     The Company also generates non-interest income from a variety of fee-based services. These include safe deposit rentals, wire transfer service fees and Automated Teller Machine fees for non-customers. Deposit and service fee charges are monitored annually by management to reflect current costs amid the Company's competitive market.

     Gains on sales of loans, net, decreased in 2000 to $285,681 from $600,628 in 1999. The rising interest rate environment that existing during 2000 decreased the volume of mortgage loan originations and subsequent secondary market mortgage loan sales. In 1999, a lower rate environment existed that resulted in the reported gains on loan sales for those years.

     The Company recorded net securities gains of $26,247 and $17,149 in 2000 and 1999, respectively. The gain in 2000 is primarily the result of a modest portfolio restructuring in the last quarter of 2000. The purpose was to improve the Company's longer-term interest rate risk position.


Three Months Ended March 31, 2001 Compared to March 31, 2000


     Non-interest income was $278,936 for the three months ended March 31, 2001, an increase of $129,825 or 87.1%, compared to non-interest income of $149,111 for the same period in 2000. The increase was due primarily to gains on sale of loans held for sale which increased by $91,749 over the same period of 2000.

     Gain on sale of loans held for sale for the three months ended March 31, 2001 was $115,016 compared to $23,267 for the three months ended March 31, 2000. In January 2001, the Company added four full-time mortgage loan originators in an effort to increase loan origination and secondary market sales volumes. During 2000, the Company engaged non-employee contractors for this service. During the first quarter of 2001, the volume of loans sold in the secondary market amounted to $12,089,741 and resulted in the reported gain of $115,016 compared to total loan sales volume of $4,117,807 and reported gain of $23,267 for the comparable period of 2000.

NON-INTEREST EXPENSE

  Twelve Months Ended December 31, 2000 Compared to December 31, 1999

     Non-interest expense totaled $5,095,732 in 2000, an increase of $670,519 or 15.2%, compared to $4,425,213 in 1999. The largest increase in non-interest expense in 2000 compared to 1999 was in salaries and employees benefits. To a lesser extent, occupancy, and other non-interest expense also reflect increases for the comparable periods.

     Salaries and employee benefits, which represents the largest portion of non-interest expense, increased $272,216 in 2000, to $2,510,713, or 12.2% over 1999. During 2000, an increase in staffing levels was necessary to support the Company's strong balance sheet growth and additional branches. Also contributing to the increase were annual merit salary increases. Staffing costs, not including benefits, rose 19.1% in 2000 compared to 1999. Salaries and employee benefits as a percent of average assets were 1.57% in 2000 and 1.60% in 1999.

     During 2000, net occupancy expense increased $119,283 to $709,169 from $589,886 reported in 1999. The increase in occupancy expenses in 2000 compared to 1999 was due primarily to a full year's operating expenses associated with the Bank's Hamilton, Mercer County branch office. In October 1999, the Bank occupied and began lease payments on this full service branch facility. The occupancy expense component of total non-interest expense has remained constant as a percentage of average assets at 0.4% in 2000 and 1999, respectively.

     Equipment expenses increased $43,918 or 18.1% to $286,632 in 2000 from $242,714 in 1999. Equipment expense includes depreciation on furniture and equipment as well as maintenance on that equipment. Throughout 1999 management upgraded equipment in preparation for Year 2000 and increased processing capability to enhance productively. The Company's enhanced technology has allowed management to further diversify business and consumer product lines.

     Marketing expenses increased by $17,487, or 9.2% in 2000 to $208,294, compared to $190,807 in 1999. In 2000, marketing efforts were concentrated on advertising to generate deposits to support continuing asset growth in addition to the Company's emphasis on participation in community activities. The Company's entry into Hamilton, Mercer County in 1999 resulted in additional marketing costs to enhance the Company's profile in a new market.

     The Company's ratio of non-interest expense to average assets amounted to 3.18% for 2000 compared to 3.16% for 1999.

     An important industry productivity measure is the efficiency ratio. The efficiency ratio is calculated by dividing total operating expenses by net interest income and other income. An increase in the efficiency ratio indicates that more resources are being utilized to generate the same or greater volume of income, while a decrease would indicate a more efficient allocation of resources. The Company's efficiency ratio decreased in 2000 to 63.4% compared to 64.1% in 1999.

     The following table presents the major components of non-interest expense for the years indicated.

                             NON-INTEREST EXPENSES

                                                                 2000          1999
                                                              ----------    ----------
Salaries and employee benefits..............................  $2,510,713    $2,238,497
Occupancy expense...........................................     709,169       589,886
Equipment expense...........................................     286,632       242,714
Marketing...................................................     208,294       190,807
Computer services...........................................     415,627       314,970
Regulatory, professional and other fees.....................     304,263       206,720
Office expense..............................................     255,387       233,908
All other expenses..........................................     405,647       407,711
                                                              ----------    ----------
          Total.............................................  $5,095,732    $4,425,213
                                                              ==========    ==========

  Three Months Ended March 31, 2001 Compared to March 31, 2000

     Non-interest expense totaled $1,418,736 for the first three months of 2001, an increase of $215,204 or 17.9%, compared to $1,203,532 for the same period in 2000. The largest increase in non-interest expense was in salaries and employee benefits. To a lesser extent, occupancy and other operating expenses also reflect increases for the first quarter of 2001 compared to 2000.

     The following table presents the major components of non-interest expenses for the periods indicated.

                             NON-INTEREST EXPENSES

                                                              THREE MONTHS ENDED MARCH
                                                                        31,
                                                              ------------------------
                                                                 2001          2000
                                                              ----------    ----------
Salaries and employee benefits..............................  $  750,192    $  619,505
Occupancy expense...........................................     181,914       171,888
Equipment expense...........................................      70,465        75,150
Marketing...................................................      42,926        53,372
Computer services...........................................     118,067        92,683
Regulatory, professional and other fees.....................      72,620        70,777
Office expense..............................................      82,409        62,217
All other expenses..........................................     100,143        57,940
                                                              ----------    ----------
          Total.............................................  $1,418,736    $1,203,532
                                                              ==========    ==========

     Salaries and employee benefits increased $130,687 or 21.1% to $750,192 for the three months ended March 31, 2001 compared to $619,505 for the three months ended March 31, 2000. Salary expense increased $122,545 or 22.3% reflecting the increase in staffing for the mortgage loan origination function plus normal annual salary increases. The increase in salaries and employee benefits in the first quarter of 2001 accounted for 60.7% of the total increase in non-interest expense when compared to the same period in 2000.

     The Company's ratio of non-interest expense to average assets decreased to 3.10% for the first quarter of 2001 compared to 3.33% for the first quarter of 2000. The Company's efficiency ratio decreased to 63.4% for the first three months of 2001 compared to a ratio of 65.8% for the first three months of 2000.

 EARNINGS ANALYSIS


THREE MONTHS ENDED JUNE 30, 2001 AND JUNE 30, 2000

Summary

     The Company realized net income of $531,105 for the three months ended June 30, 2001 as compared to $405,589 reported for the same period in 2000. Net income per diluted share was $0.39 for the three months ended June 30, 2001 compared to $0.30 per diluted share for the prior year.

Interest Income

     Interest income for the quarter ended June 30, 2001 was $3,783,782, an increase of $795,204 or 26.6% from the $2,988,578 reported in the same period of 2000. This increase is primarily attributable to an increase in earning asset volume, with the majority of the growth coming in the loan and securities portfolios. For the three months ended June 30, 2001, average interest earning assets increased $52,818,548 or 36.4%, compared with the same period in 2000. The increase in interest income resulting from increases in earning asset volume was somewhat tempered by a decrease in the average yield earned on these assets. For the three months ended June 30, 2001, the average yield on earning assets decreased 59 basis points to 7.71% from 8.30% for the same period last year.

Interest Expense

     Interest expense for the quarter ended June 30, 2001 was $1,810,506, an increase of $503,057 or 38.5% from $1,307,449 reported in the same period last year. The average cost of interest bearing liabilities decreased 3 basis points to 4.56% for the current quarter of 2001 from 4.59% for the same period last year, primarily as a result of a decrease in rates paid on deposits and short-term borrowed funds. Total average interest bearing liabilities increased by $44,567,398 for the current quarter of 2001 compared to the same period in 2000.

Net Interest Income

     The net effect of the changes in interest income and interest expense for the three months ended June 30, 2001 compared to the prior year period was an increase of $292,147 in net interest income. For the three months ended June 30, 2001, the net interest margin and net interest spread, on a fully taxable equivalent basis, decreased 64 basis points and 56 basis points, respectively, from the same period last year. The decrease in the net interest margin and spread were the result of interest bearing assets repricing faster than interest earning liabilities in the decreasing rate environment that has continued through the first six months of 2001.

Provision for Loan Losses

     For the three months ended June 30, 2001, the provision for loan losses was $60,000, compared to $45,000 for the same period last year. Contributing to the increase was an increase in total loan portfolio outstandings. The amount of the loan loss provisions and the level of the allowance for loan losses are based upon a number of factors including Management's evaluation of potential losses in the portfolio after consideration of appraised collateral values, financial conditions and past credit history of the borrowers as well as prevailing and anticipated economic conditions.

Non-Interest Income

     For the three months ended June 30, 2001, compared to the same period of 2000, total non-interest income increased $32,378 or 10.9%, to $328,852 compared to $296,474. The increase was due primarily to increases of $12,760 in gains on sale of loans held for sale and $60,784 in other income. These increases were partially offset by a decline in service charges on deposit accounts of $41,166. This decrease in service charges on deposit accounts in 2001 compared to 2000 was due to an unusually high volume of service charges incurred and paid by one particular commercial entity during 2000 that subsequently terminated its relationship with the Company by mutual consent.

Non-Interest Expense

     For the three months ended June 30, 2001, non-interest expense increased $119,351, or 9.2%, from the same period last year. Salaries and employee benefits increased $137,022 compared to the prior year period primarily due to increased staffing levels to manage the continuing growth of the Company plus normal salary increases. Occupancy expense increased $72,935 while other expenses decreased $90,606 as a result of the Company no longer utilizing independent contractors in its mortgage origination operations.

     An important industry productivity measure is the efficiency ratio. The efficiency ratio is calculated by dividing total operating expenses by net interest income and other income. An increase in the efficiency ratio indicates that more resources are being utilized to generate the same or greater volume of income, while a decrease would indicate a more efficient allocation of resources. The Company's efficiency ratio decreased for the quarter ended June 30, 2001 to 61.5% compared to 65.5% for the quarter.

EARNINGS ANALYSIS

SIX MONTHS ENDED JUNE 30, 2001 AND JUNE 30, 2000

Summary

     The Company realized net income of $1,011,359 for the six months ended June 30, 2001, an increase of 30.7% over the $773,765 for the same period in 2000. Net income per diluted share was $0.74 for the six months ended June 30, 2001 compared to $0.56 per diluted share for the prior year.

Interest Income

     For the first six months of 2001, total interest income was $7,418,845, an increase of 26.8% compared to total interest income of $5,849,724 for the same period in 2000. The following table sets forth the Company's consolidated average balances of assets, liabilities and shareholders' equity as well as interest income and expense on related items, and the Company's average rate for the six month periods ended June 30, 2001 and 2000.

AVERAGE BALANCE SHEETS WITH RESULTANT INTEREST AND RATES
(yields on a tax-equivalent basis)

                                              Six months ended June 30, 2001          Six months ended June 30, 2000
                                            -------------------------------------   -------------------------------------
                                               Average                    Average     Average                     Average
                                               Balance       Interest       Rate      Balance        Interest       Rate
                                          ------------    ----------    -------   ------------    ----------    -------
ASSETS:
Federal Funds Sold/Short-Term
    Investments                             $  5,370,316    $  134,448     5.05%    $  2,159,345    $   62,839     5.84%
Investment Securities:
    U.S. Treasury Bonds                          328,475         8,407     5.16%         492,463        12,737     5.19%
    Collateralized Mortgage Obligations/
    Mortgage Backed Securities                59,393,727     1,910,516     6.43%      44,306,088     1,477,985     6.60%
    States and Political Subdivisions          3,259,473       116,699     7.16%       1,578,503        53,452     6.70%
                                            ------------    ----------    -----     ------------    ----------    -----
    Total                                     62,981,675     2,035,622     6.46%      46,377,054     1,544,174     6.59%

Loan Portfolio:
    Commercial                                24,554,610     1,381,932    11.35%      25,519,418     1,325,984    10.42%
    Installment                               15,214,858       602,268     7.98%      14,514,037       551,571     7.62%
    Commercial Mortgages and
       Construction Wholesale                 52,873,080     2,145,790     8.18%      31,364,966     1,347,287     8.61%
    Residential Mortgages and
       Construction Retail                    19,755,621       765,461     7.81%      15,560,723       579,967     7.47%
    All Other Loans                            7,361,057       391,174    10.07%       5,506,881       455,238    12.60%
                                            ------------    ----------    -----     ------------    ----------    -----
    Total                                    119,759,226     5,286,625     8.90%      92,466,025     4,260,047     9.24%

     TOTAL INTEREST-EARNING ASSETS          $188,111,217    $7,456,695     8.00%    $141,002,424    $5,867,059     8.34%
                                                                          =====                                   =====

Allowance for Loan Losses                     (1,199,380)                               (986,930)
Cash and Due From Bank                         6,282,637                               5,777,637
Other Assets                                   3,015,863                               3,534,487
                                                                                    ------------
       TOTAL ASSETS                         $196,210,337                            $149,327,618
                                            ============                            ============

Interest-Bearing Liabilities:
    Money Market and NOW Accounts           $ 33,706,829    $  464,227     2.78%    $ 30,026,007    $  390,461    2.61%
    Savings Accounts                          10,568,610       134,922     2.57%      10,643,628       141,774    2.67%
    Certificates of Deposit                   50,784,226     1,517,805     6.03%      43,482,137     1,202,641    5.55%
    Certificates of Deposit of $100,000
        and Over                              23,087,150       633,983     5.54%       7,113,217       195,753    5.52%
    Federal Funds Purchased/Other
        Borrowed Funds                        30,620,840       736,753     4.85%      20,083,999       557,669    5.57%
                                            ------------    ----------     ----     ------------    ----------    -----
        TOTAL INTEREST-BEARING LIABILITIES  $148,767,655    $3,487,690     4.73%    $111,348,988    $2,488,298    4.48%
                                                            ==========     ====                     ==========    ====

       NET INTEREST SPREAD                                                 3.27%                                  3.86%
                                                                           ====                                   ====
Demand Deposits                               29,211,370                              23,821,829
Other Liabilities                              2,627,963                               1,509,189
                                            ------------                            ------------
Total Liabilities                            180,606,988                             136,680,006
Shareholders' Equity                          15,603,349                              12,647,612
                                            ------------                            ------------
TOTAL LIABILITIES AND SHAREHOLDERS'
       EQUITY                               $196,210,337                            $149,327,618
                                            ------------                            ------------

       NET INTEREST MARGIN                                  $3,969,005     4.25%                    $3,378,761    4.81%
                                                            ==========     ====                     ==========    ====



RATE/VOLUME TABLE


                                                                 JUNE 30, 2001 VERSUS JUNE 30, 2000
                                                                          DUE TO CHANGE IN:
(Tax-equivalent basis                                          VOLUME             RATE          TOTAL
                                                             ----------        ---------     ----------
Interest Income:                                                    AMOUNT OF INCREASE/(DECREASE)
  Loans:
    Commercial                                                ($56,491)         $112,440        $55,949
    Installment                                                  25,637           25,060         50,697
    Commercial Mortgages & Construction-Wholesale               895,931         (97,428)        798,503
    Residential Mortgages and Construction-Retail               157,860           27,634        185,494
    All Other Loans                                              91,441        (155,505)       (64,064)
-------------------------------------------------------------------------------------------------------
         Total Loans                                          1,114,378         (87,799)      1,026,579
-------------------------------------------------------------------------------------------------------
Investment Securities:
  U.S. Treasury Bonds                                           (4,255)             (75)        (4,330)
  Collateralized Mortgage Obligations                           484,042         (51,509)        432,533
  States and Political Subdivisions                              57,963            5,282         63,245
-------------------------------------------------------------------------------------------------------
         Total Investment Securities                            537,750         (46,302)        491,448
-------------------------------------------------------------------------------------------------------
Federal Funds Sold/Short-Term Investments                        86,949         (15,340)         71,609
-------------------------------------------------------------------------------------------------------
         Total Interest Income                                1,739,077        (149,441)      1,589,636
-------------------------------------------------------------------------------------------------------
Interest Expense:
  Money Market and NOW Accounts                                  48,139           25,627         73,766
  Savings Accounts                                              (1,265)          (5,587)        (6,852)
  Certificates of Deposit                                       206,720          108,444        315,164
  Certificates of Deposit of $100,000 and Over                  439,200            (970)        438,230
  Federal Funds Purchased/Other Borrowed Funds                  272,421         (93,337)        179,084
-------------------------------------------------------------------------------------------------------
         Total Interest Expense                                 965,215           34,177        999,392
-------------------------------------------------------------------------------------------------------
Net Interest Income                                            $773,862       ($183,618)       $590,244
=======================================================================================================

     The current year increase in interest income was primarily due to higher average balances in the securities and loan portfolios partially offset by yields earned on these portfolios. Average loans increased $27,293,201, or 29.5% while the yield on the portfolio decreased 34 basis points to 8.90% from 9.24%. The lower loan yield reflected the lower interest rate environment during the first six months of 2001 compared to the same period in 2000.

     Average securities increased $16,604,621, or 35.8%, while the yield on the securities portfolio decreased 13 basis points to 6.46% from 6.59%.

     Overall, the yield on the Company's total interest-earning assets decreased 34 basis points to 8.00% for the six months ended June 30, 2001 from the 8.34% for the same period in 2000.

Interest Expense

     Total interest expense for the six months ended June 30, 2001 was $3,487,690, an increase of 40.2% compared to $2,488,298 for the same period in 2000. The increase in interest expense for the current period resulted primarily from higher levels of interest-bearing liabilities and higher rates paid on deposits. The average rate paid on interest bearing liabilities for the six months ended June 30, 2001 increased 25 basis points to 4.73% from 4.48% for the same period of 2000.

Net Interest Income

     The Company's net interest income for the six month period ended June 30, 2001 was $3,931,155, an increase of 16.9% compared to $3,361,426 for the same period in 2000. For the first six months of 2001, interest income increased by $1,569,121 compared to the same period in 2000 while interest expense increased by $999,392 compared to the same period in 2000. Although the loan and securities portfolios average balances increased during the first six months of 2001, those assets earned lower rates of return in 2001 than during 2000.

     The net interest margin (on a tax-equivalent basis), which is net interest income divided by average interest-earning assets, was 4.25% for the first six months of 2001 compared to 4.81% for the same period in 2000. The principal factor causing the decline in the net interest margin was the lower interest rate environment during the first six months of 2001 compared to the same period in 2000.

Provision for Loan Losses

     The provision for loan losses for the six months ended June 30, 2001 was $120,000 compared to $90,000 for the same period of 2000. While the quality of the loan portfolio remains sound, the increase in the provision for loan losses was due to loan growth and the inherent risk in the loan portfolio.

Non-Interest Income

     Total non-interest income for the six months ended June 30, 2001 was $607,788, an increase of 8.0% over non-interest income of $562,953 for the same period in 2000. The increase was due primarily to increased other non-interest income partially offset by decreases in service charges on deposit accounts and gains on loans held for sale.

     Gain on sale of loans held for sale represents the largest single source on non-interest income. Gain on sale of loans held for sale for the six months ended June 30, 2001 was $278,928 compared to $291,787 for the same period in 2000. In January 2001, the Company added four full-time mortgage loan originators in an effort to increase loan origination and secondary market sales volumes. During 2000, the Company engaged non-employee contractors for this service.

Service charges on deposit accounts amounted to $186,560 for the six months ended June 30, 2001 compared to $219,309 for the same period in 2000. Service charge income decreased in 2001 principally due to the decrease in income from overdraft fees.

The Company also generates non-interest income from a variety of fee-based services. These fees are monitored annually by Management to reflect current costs amid the Company's competitive market.

Non-Interest Expense

Total non-interest expense for the six months ended June 30, 2001 was $2,833,601, an increase of 8.3% compared to non-interest expense of $2,616,414 for the same period in 2000. The increase in non-interest expense was primarily due to the increase in salaries and employee benefits.

The following table presents the major components of non-interest expense for the six months ended June 30, 2001 and 2000.

        NON-INTEREST EXPENSES
                                                    Six months ended June 30
                                                      2001             2000
                                                  ----------        ----------
        Salaries and employee benefits            $1,515,584        $1,247,875
        Occupancy expenses                           358,277           342,959
        Equipment expense                            143,916           148,719
        Marketing                                     88,009           108,337
        Computer services                            237,207           193,649
        Regulatory, professional and other fees      151,225           149,570
        Office expense                               163,756           125,042
        All other expenses                           175,627           303,263
                                                  ----------        ----------
                                                  $2,833,601        $2,616,414
                                                  ==========        ==========



Salaries and employee benefits increased 21.5% to $1,515,584 for the six months ended June 30, 2001 compared to $1,247,875 for the six months ended June 30, 2000. This increase reflects the increase in staffing for the mortgage loan origination function plus normal salary increases. In past years, the Company engaged independent contractors to originate mortgage loans that were sold in the secondary market. In January 2001, the Company employed four full-time mortgage loan originators and ceased using independent contractors for this function.


The Company's ratio of non-interest expense to average assets decreased to 2.91% for the six months ended June 30, 2001 compared to 3.52% for the same period in 2000. The Company's efficiency ratio decreased to 62.4% for the first six months of 2001 compared to a ratio of 66.7% for the first six months of 2000.


FINANCIAL CONDITION

INTEREST-EARNING ASSETS AND INTEREST-BEARING LIABILITIES

  December 31, 2000 Compared with December 31, 1999

     Average interest-earning assets totaled $151,870,334 in 2000, an increase of $19,804,008, or 15.0%, compared to 1999, reflecting growth in the loan and investment securities portfolios. Loans increased $12,326,251, or 14.1%, to average $99,472,064, while investment securities increased $7,145,685, or 17.2%, to average $48,640,084. The growth in interest-earning assets was funded by increases in money market and NOW accounts, demand deposits, other borrowed funds and shareholders' equity.

     As a result of interest rates rising in the latter part of 1999 and continuing to rise through most of the year 2000, the annual average rate earned on interest-earning assets increased 75 basis points from 7.70% in 1999 to 8.45% in 2000.

     Average interest-bearing liabilities totaled $119,438,746 in 2000, an increase of $16,040,572, or 15.5%, compared to 1999. The increase resulted primarily from growth in money market and NOW accounts and Other Borrowed Funds. The average balance of money market and NOW accounts increased $4,251,373, or 14.7%, to $33,113,533. The average balance of Other Borrowed Funds increased $9,379,104, or 65.5%, to $23,688,305 in 2000 primarily due to an increase in Federal Home Loan Bank ("FHLB") borrowings. The average interest rate paid on interest-bearing liabilities increased 35 basis points to 4.71% in 2000.

  March 31, 2001 Compared with December 31, 2000

     Total consolidated assets at March 31, 2001 totaled $207,151,954, an increase of $28,311,579 or 15.8% compared to $178,840,375 at December 31, 2000.
The growth in the Company's asset base during the first three months of 2001 was primarily due to increases in cash and cash equivalents, securities available for sale and the loan portfolio. These increases in assets were the result of a significant increase in total deposits at

March 31, 2001. Total deposits increased by $23,071,455 or 17.8% to $152,264,496 at March 31, 2001 compared to $129,193,041 at December 31, 2000.

     Cash and Cash Equivalents At March 31, 2001, cash and cash equivalents totaled $20,898,312 compared to $7,539,966 at December 31, 2000. Cash and cash equivalents at March 31, 2001 consisted of cash and due from banks of $12,041,030 and Federal funds sold/short term investments of $8,857,282. The corresponding balances at December 31, 2000 were $6,839,966 and $700,000, respectively. The higher balances of cash and cash equivalents at March 31, 2001 were primarily due to increased interest bearing deposit balances raised to fund loan growth and manage the Company's liquidity position.

SECURITIES

  December 31, 2000 Compared with December 31, 1999

     The Company's investment securities portfolio amounted to $57,041,246, or 31.9% of total assets at December 31, 2000 compared to $45,743,973, or 31.2% of total assets at December 31, 1999. On an average balance basis, the investment securities portfolio represented 32.0% of average interest-earning assets for the year ended December 31, 2000 compared to 31.4% for the year ended December 31, 1999. The average yield earned on the portfolio was 6.74% in 2000, an increase of 36 basis points from 6.38% earning in 1999.

     Securities available for sale are investments that may be sold in response to changing market and interest rate conditions or for other business purposes. Securities available for sale consist primarily of U.S. Government and Federal agency securities as well as mortgage-backed securities. Activity in this portfolio is undertaken primarily to manage liquidity and interest rate risk and to take advantage of market conditions that create economically more attractive returns. At December 31, 2000, available-for-sale securities amounted to $48,537,571, an increase of $11,185,382, or 29.9%, from year-end 1999. The largest component of the portfolio, U.S. Government and Federal agency securities, amounted to $45,677,219 at December 31, 2000, compared to $18,726,883 at year-end 1999.

     Sales of securities available for sale generated a gain of $26,247 in 2000, compared to a gain of $17,149 in 1999. Maturities of securities available for sale amounted to $1,948,157 in 2000 and $7,283,842 in 1999. At December 31,
2000, the portfolio had a reduced level of net unrealized losses of $254,618, compared to net unrealized losses of $1,822,471 at the end of the prior year as a result of increasing interest rates in the latter part of 1999 that continued into 2000. These unrealized losses are reflected net of tax in shareholders' equity as other comprehensive income or loss.

     Securities held to maturity, which are carried at amortized historical cost, are investments for which there is the positive intent and ability to hold to maturity. The held-to-maturity portfolio consists primarily of U.S. Government and Federal agency securities. At December 31, 2000, securities held to maturity totaled $8,503,675, an increase of $111,891, or 1.3%, from $8,391,784 the prior year. The market value of the held-to-maturity portfolio at year-end 2000 was $8,528,995, resulting in a net unrealized gain of $25,320.

  March 31, 2001 Compared to December 31, 2000

     Information relative to the Company's securities portfolio at March 31, 2001, is as follows:

                                                                   GROSS        GROSS
                                                    AMORTIZED    UNREALIZED   UNREALIZED    ESTIMATED
MARCH 31, 2001                                        COST         GAINS        LOSSES     MARKET VALUE
--------------                                     -----------   ----------   ----------   ------------
Available for sale --
  U.S. Treasury securities and obligations of
     U.S. Government corporations and agencies...  $36,551,568    $ 44,126     $65,193     $36,530,501
  Mortgage backed securities.....................   15,236,782      76,918         861      15,312,839
  FHLB stock and other securities................    1,980,375          --          --       1,980,375
                                                   -----------    --------     -------     -----------
                                                   $53,768,725    $121,044     $66,054     $53,823,715
                                                   ===========    ========     =======     ===========
Held to maturity --
  U.S. Treasury securities and obligations of
     U.S. Government corporations and agencies...  $ 4,591,199    $ 67,172     $15,851     $ 4,642,520
  Mortgage backed securities.....................    3,694,955      62,819         138       3,757,636
                                                   -----------    --------     -------     -----------
                                                   $ 8,286,154    $129,991     $15,989     $ 8,400,156
                                                   ===========    ========     =======     ===========

     Securities represented 30.0% of total assets at March 31, 2001, and 31.9% at December 31, 2000. Total securities increased $5,068,623 or 8.9% at March 31, 2001 to $62,109,869 compared to $57,041,246 at year-end 2000.

     Securities available for sale totaled $53,823,715 at March 31, 2001, an increase of $5,286,144 or 10.9% from year-end 2000. During the first quarter of 2001, $7,301,249 of securities available for sale were purchased, (predominantly mortgage backed securities) and funded by deposit generation and calls and maturities of securities held to maturity and securities available for sale.

     Securities held to maturity totaled $8,286,154 at March 31, 2001, a decrease of $217,521 or 2.6% from year-end 2000. This decline in held to maturity securities was a result of calls and maturities and their subsequent reinvestment in the securities available for sale portfolio.

     The net unrealized gain on securities available for sale was $54,990 at March 31, 2001 compared to a net unrealized loss of $254,618 at December 31, 2000. The net unrealized gain, net of tax effect, was $36,294 as reported in accumulated other comprehensive income/(loss) in Shareholders' Equity at March 31, 2001, and the net unrealized loss, net of tax effect of $168,048 was reported at December 31, 2000. The change from net unrealized loss to net unrealized gain on securities available for sale is primarily due to the changes in interest rates between December 31, 2000 and March 31, 2001.

     The amortized cost, estimated market value and average yield of debt securities at March 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                              SECURITIES PORTFOLIO

                                                   AMORTIZED      ESTIMATED      AVERAGE
                                                     COST        MARKET VALUE     YIELD
                                                  -----------    ------------    -------
Maturity Range:
  Due in one year or less.......................  $ 4,890,146    $ 4,894,526      5.22%
  Due after one year through five years.........    7,301,197      7,357,919      6.48%
  Due after five years through ten years........   24,853,269     25,018,943      6.29%
  Due after ten years...........................   25,007,383     24,952,483      6.59%
                                                  -----------    -----------      -----
          Total.................................  $62,051,995    $62,223,871      6.36%
                                                  ===========    ===========      =====

LOANS

  December 31, 2000 Compared with December 31, 1999

     The loan portfolio, which represents the Company's largest asset, is a significant source of both interest and fee income. Elements of the loan portfolio are subject to differing levels of credit and interest rate risk. The Company's primary lending focus continues to be commercial loans, owner-occupied commercial mortgage loans and tenanted commercial real estate loans. Total loans averaged $99,472,064 during 2000, an increase of $12,326,251, or 12.4%, compared to an average of $87,145,813 in 1999. Growth in the average loan portfolio balance was generated by increases of $4,777,416, or 22.6% in commercial loans and $4,500,964, or 14.8%, in commercial mortgage and construction wholesale loans. At December 31, 2000, total loans amounted to $110,631,471 compared to $84,917,615 the prior year, an increase of $25,713,856 or 30.3%. The average yield earned on the loan portfolio was 9.37% in 2000 compared to 8.44% in 1999, an increase of 93 basis points. This increase is primarily due to the higher interest rate environment in 2000.

     Commercial loans averaged $25,892,635 for 2000, an increase of 22.6% compared to 1999. Commercial loans are made to small to middle market businesses and are typically working capital loans used to finance inventory, receivables or equipment needs. These loans are generally secured by business assets of the commercial borrower. The average yield on the commercial loan portfolio increased 129 basis points to 10.85% in 2000 from 9.56% the prior year. The increased yield on this portfolio is primarily due to the higher interest rate environment that existed throughout most of 2000, especially the higher average prime rate, and competitive pricing.

     Commercial mortgages and construction wholesale loans averaged $34,840,215 for 2000, an increase of 14.8% compared to 1999. Generally, these loans represent owner-occupied or investment properties and complement a broader commercial relationship with the borrower. These loans are strictly underwritten with advances made only after work is completed and inspected by qualified professionals. The average yield on the commercial mortgages and construction wholesale loan portfolio increased 54 basis points to 8.79% from 8.25% the prior year.

     Residential mortgages and construction retail loans averaged $17,690,917 for 2000, an increase of 2.5% compared to 1999. These loans consist primarily of residential mortgage loans, home equity loans and business loans secured by residential real estate. The average yield on this portfolio increased 37 basis points to 7.98% for 2000 from 7.61% the prior year.

  March 31, 2001 Compared with December 31, 2000

     The following table sets forth the classification of loans by major category at March 31, 2001 and December 31, 2000.

                           LOAN PORTFOLIO COMPOSITION

                                             MARCH 31, 2001            DECEMBER 31, 2000
                                        ------------------------    ------------------------
                                                          % OF                        % OF
COMPONENT                                  AMOUNT        TOTAL         AMOUNT        TOTAL
---------                               ------------    --------    ------------    --------
Construction loans....................  $ 23,026,420      19.7%     $ 17,957,852      16.2%
Residential real estate loans.........    14,007,870      12.0%       14,854,583      13.4%
Commercial and industrial loans.......    57,468,855      49.1%       54,974,300      49.7%
Loans to individuals..................    14,892,365      12.7%       14,767,100      13.3%
Lease financing.......................     7,422,253       6.3%        7,809,845       7.1%
All other loans.......................       300,687       0.2%          267,791       0.3%
                                        ------------     -----      ------------     -----
                                        $117,118,450     100.0%     $110,631,471     100.0%
                                        ============     =====      ============     =====

     The loan portfolio increased $6,486,979 or 5.9% at March 31, 2001 to $117,118,450 from $110,631,471 at December 31, 2000. The Company's lending focus continues to be on commercial and industrial loans and construction loans. The ability of the Company to enter into larger loan relationships and management's philosophy of relationship banking are key factors in continued loan growth. Strong competition from both bank and non-bank competitors could result in comparatively lower yields on new and established lending relationships. The ultimate collectability of the loan portfolio and the recovery of the carrying amount of real estate are subject to changes in the Company's market region's economic environment and real estate market.

     The following table provides information concerning the interest rate sensitivity of the Company's commercial and industrial loans and construction loans at March 31, 2001.

                         LOAN INTEREST RATE SENSITIVITY
                                 MARCH 31, 2001

                                                 AFTER ONE
                                   WITHIN       BUT WITHIN       AFTER
MATURITY RANGE                    ONE YEAR      FIVE YEARS     FIVE YEARS       TOTAL
--------------                   -----------    -----------    ----------    -----------
Commercial and industrial
  loans........................  $29,405,226    $26,987,602    $1,076,027    $57,468,855
Construction loans.............   22,636,405        390,015             0     23,026,420
                                 -----------    -----------    ----------    -----------
          Total................  $52,041,631    $27,377,617    $1,076,027    $80,495,275
                                 ===========    ===========    ==========    ===========
TYPE
-------------------------------
Fixed rate loans...............  $ 7,351,306    $ 6,746,900    $        0    $14,098,206
Floating rate loans............   44,690,325     20,630,717     1,076,027    $66,397,069
                                 -----------    -----------    ----------    -----------
          Total................  $52,041,631    $27,377,617    $1,076,027    $80,495,275
                                 ===========    ===========    ==========    ===========

NON-PERFORMING ASSETS

     Non-performing assets consist of non-performing loans and other real estate owned. Non-performing loans are composed of (1) loans on a non-accrual basis,
(2) loans which are contractually past due 90 days or more as to interest and principal payments but have not been classified as non-accrual and (3) loans whose terms have been restructured to provide a reduction or deferral of interest on principal because of a deterioration in the financial position of the borrower.


     The Company's policy with regard to non-accrual loans varies by the type of loan involved. Generally, commercial loans are placed on a non-accrual status when they are 90 days past due unless these loans are well secured and in the process of collection or, regardless of the past due status of the loan, when management determines that the complete recovery of principal or interest is in doubt. Consumer loans are generally charged off after they become 90 days past due. Residential mortgage loans are not generally placed on a non-accrual status unless the value of the real estate has deteriorated to the point that a potential loss of principal or interest exists. Subsequent payments are credited to income only if collection of principal is not in doubt.


     Non-performing loans totaled $577,999 at December 31, 2000, a decrease of $59,355 from the $637,354 reported at December 31, 1999. The table below sets forth non-performing assets and risk elements in the Company's portfolio by type for the years and the period indicated. As the table demonstrates, loan quality and ratios remain strong. This was accomplished through quality loan underwriting, a proactive approach to loan monitoring and aggressive workout strategies.

     Non-performing assets decreased $59,355 to $577,999 at December 31, 2000 compared to $637,354 at December 31, 1999. Non-performing assets represented 0.32% of total assets at December 31, 2000 and 0.43% at December 31, 1999. Non-performing assets as a percentage of total loans were 0.52% at December 31, 2000, compared to 0.75% at December 31, 1999. There is no assurance this positive trend will continue in the future.

     The Company had no restructured loans, other real estate owned or potential problem loans at March 31, 2001, December 31, 2000 and 1999.

     At December 31, 2000, loans that were 90 days or more past due but still accruing interest income represented only $471,040, or 0.43% of total loans compared to $135,598, or 0.16% of total loans at December 31, 1999. Management's decision to accrue income on these loans was based on the level of collateral and the status of collection efforts.

                        NON-PERFORMING ASSETS AND LOANS

                                                      MARCH 31   DECEMBER 31   DECEMBER 31
                                                        2001        2000          1999
                                                      --------   -----------   -----------
Non-Performing loans:
  Loans 90 days or more past due and still
     accruing.......................................  $132,807    $471,040      $135,598
  Non-accrual loans.................................   309,857     106,959       501,756
                                                      --------    --------      --------
  Total non-performing..............................   442,664     577,999       637,354
Other real estate owned.............................         0           0             0
                                                      --------    --------      --------
  Total non-performing assets.......................  $442,664    $577,999      $637,354
                                                      ========    ========      ========
Non-performing loans to total loans.................      0.38%       0.52%         0.75%
Non-performing assets to total assets...............      0.21%       0.32%         0.43%

     Nonaccrual loans amounted to $309,857 at March 31, 2001, an increase of $202,898 from $106,959 at year-end 2000. Loans 90 days or more past due and still accruing decreased $338,233 from $471,040 at December 31, 2000 to $132,807 at March 31, 2001. The Bank held no other real estate owned at March 31, 2001 and at December 31, 2000. As the table demonstrates, loan quality and ratios remain strong. This was accomplished through quality loan underwriting, a proactive approach to loan monitoring and aggressive workout strategies.

     Additional income before taxes amounting to $9,966 would have been recognized in 2000 if interest on all loans had been recorded based upon original contract terms. No interest income was recognized on non-accrual loans in 2000.

ALLOWANCE FOR LOAN LOSSES AND RELATED PROVISION

     The allowance for loan losses is maintained at a level believed by management sufficient to absorb estimated credit losses in the loan portfolio as of the date of the financial statements. The allowance for loan losses is a valuation reserve available for losses incurred or inherent in the loan portfolio and other extensions of credit.

     Management utilizes a systematic and documented allowance adequacy methodology for loan losses that requires specific allowance assessment for all loans, including real estate mortgages and consumer loans. This methodology assigns reserves based upon credit risk ratings for all loans. The reserves are based upon various factors, including historical performance and the current economic environment. Management continually reviews the process used to determine the adequacy of the allowance for loan losses. Allocations to the allowance for loan losses, both specific and general, are determined after this review. Loans are classified based on internal reviews and evaluations performed by the lending staff. These evaluations are, in turn, examined by the Company's internal loan review specialist. A formal loan review function, independent of loan origination, is used to identify and monitor risk classifications. The following table presents, for the years indicated, an analysis of the allowance for loan losses and other related data.

     At December 31, 2000, the allowance for loan losses was $1,132,555 compared to $941,556 at the end of the prior year, an increase of $190,999, or 20.3%. The allowance for loan losses amount to $1,193,336 at March 31, 2001, an increase of $60,781 from December 31, 2000. The ratio of the allowance for loan losses to total loans were 1.02% at both March 31, 2001 and December 31, 2000 and 1.11%, at December 31, 1999 respectively. The allowance for loan losses as a percentage of non-performing loans was 195.94% at December 31, 2000, compared to 147.73% at the end of 1999. This ratio was 269.58% at March 31, 2001. The quality of the loan portfolio remains strong and it is management's belief that the allowance for loan losses is adequate in relation to credit risk exposure levels.

     The provision for loan losses was $215,875 for the year ended December 31, 2000, an increase of $27,000, or 14.3%, from $188,875 recorded in 1999. While the quality of the loan portfolio remains sound, the increase in the provision for loan losses was due to loan growth and the inherent risk in the loan portfolio. Net charge offs in 2000 amounted to $24,876 compared to $22,849 recorded in 1999.

                           ALLOWANCE FOR LOAN LOSSES

                                       MARCH 31,       MARCH 31,     DECEMBER 31,    DECEMBER 31,
                                          2001           2000            2000            1999
                                      ------------    -----------    ------------    ------------
Balance, beginning of period........  $  1,132,555    $   941,556    $    941,556    $   775,530
Provision charged to operating
  expenses..........................        60,000         45,000         215,875        188,875
Loans charged off...................             0         (6,327)        (28,158)       (26,662)
Recoveries..........................           781              0           3,282          3,813
Net (charge offs)/recoveries........           781         (6,327)        (24,876)       (22,849)
                                      ------------    -----------    ------------    -----------
Balance, end of period..............  $  1,193,336    $   980,229    $  1,132,555    $   941,556
                                      ============    ===========    ============    ===========
Loans:
  At year end.......................  $117,118,450    $88,977,880    $110,631,471    $84,917,615
  Average during the year...........   115,555,029     87,902,217      99,472,064     87,145,813
Net charge offs to average loans
  outstanding.......................          0.00%         (0.01)%         (0.03)%        (0.03)%
Allowance for loan losses to:
  Total loans at year end...........          1.02%          1.10%           1.02%          1.11%
  Non-performing loans..............        269.58%        119.08%         195.94%        147.73%

     The following table describes the allocation of the allowance for loan losses among the various categories of loans and certain other information as of the dates indicated. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any segment of loans.

                  ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

                                   MARCH 31, 2001             DECEMBER 31, 2000           DECEMBER 31, 1999
                             --------------------------   --------------------------   ------------------------
                                           PERCENT OF                   PERCENT OF                 PERCENT OF
                                          LOANS IN EACH                LOANS IN EACH              LOANS IN EACH
                                           CATEGORY TO                  CATEGORY TO                CATEGORY TO
                               AMOUNT      TOTAL LOANS      AMOUNT      TOTAL LOANS     AMOUNT     TOTAL LOANS
                             ----------   -------------   ----------   -------------   --------   -------------
Balance at end of period
  applicable to:
Domestic:
  Commercial, financial,
     and agricultural......  $  620,535         49%       $  577,603         50%       $480,194         50%
  Real
  estate -- construction...     274,467         20%          271,813         16%        225,973         16%
  Real
     estate -- mortgage....     131,267         12%          135,907         14%        112,987         13%
  Installment loans to
     individuals...........      95,467         13%           79,279         13%         65,909         14%
  Lease financing..........      47,733          6%           45,302          7%         37,662          7%
Unallocated................      23,867                       22,651                     18,831
                             ----------        ---        ----------        ---        --------        ---
                             $1,193,336        100%       $1,132,555        100%       $941,556        100%
                             ==========        ===        ==========        ===        ========        ===

DEPOSITS

     Deposits, which include demand deposits (interest bearing and non-interest bearing), savings and time deposits, are a fundamental and cost-effective source of funding. The Bank offers a variety of products designed to attract and retain customers, with the Company's primary focus being on building and expanding long-term relationships. Deposits in 2000 averaged $121,347,434, an increase of $10,416,323, or 9.4% compared to the 1999 average. At December 31, 2000, total deposits were $129,193,041, an increase of $11,259,469, or 9.5%, from year-end 1999. The average rate paid on the Company's deposit balances in 2000 was 3.49%, increasing modestly from the 3.45% average rate for 1999.

     A significant contributor to the record level of deposit growth in the year 2000 were demand deposits (interest bearing and non-interest bearing) which increased $14,943,303, or 22.1%, from year-end 1999 to $67,640,717 at December 31, 2000. Average non-interest bearing demand deposits were $25,596,993 for 2000, an increase of $3,754,855, or 17.2%, from the prior year. Non-interest bearing demand deposits represent a stable, interest-free source of funds. Growth in business and personal checking accounts generated most of the increase, primarily due to competitive minimum balance requirements.

     Interest bearing demand deposits, which include interest-bearing checking, money market and the Bank's premier money market product, 1st Choice accounts, increased $4,251,373, or 14.7%, to an average of $33,113,533 in 2000. The average cost of interest-bearing demand deposits decreased 20 basis points to 2.71% in 2000 compared to 2.91% in 1999. Other time deposits, which consist primarily of retail certificates of deposit, increased $290,079, or 0.7%, in 2000 to average $43,590,728. The average cost of other time deposits increased 39 basis points to 5.81% in 2000 from 5.42% in 1999.

     Certificates of deposit of $100,000 and over are primarily used as an additional funding source to support balance sheet growth and as an alternative to other sources of borrowed funds. These deposits averaged $8,446,002 during 2000, an increase of $1,476,421or 21.2%, from 1999. The average cost of these deposits increased 77 basis points during the year to 6.05% compared with 5.28% in 1999.

     The following table illustrates the components of average total deposits for the years indicated.

                            AVERAGE DEPOSIT BALANCES

                                              2000                          1999
                                   --------------------------    --------------------------
                                     AVERAGE       PERCENTAGE      AVERAGE       PERCENTAGE
                                     BALANCE        OF TOTAL       BALANCE        OF TOTAL
                                   ------------    ----------    ------------    ----------
Non-interest bearing demand
  deposits.......................  $ 25,596,993       21.09%     $ 21,842,138       19.69%
Interest bearing demand
  deposits.......................    33,113,533       27.29%       28,862,160       26.02%
Savings deposits.................    10,600,178        8.74%        9,956,583        8.98%
Certificates of deposit of
  $100,000 or more...............     8,446,002        6.96%        6,969,581        6.28%
Other time deposits..............    43,590,728       35.92%       43,300,649       39.03%
                                   ------------      ------      ------------      ------
          Total..................  $121,347,434      100.00%     $110,931,111      100.00%
                                   ============      ======      ============      ======

     The following table provides information concerning the Company's total deposit base at March 31, 2001.

                            AVERAGE DEPOSIT BALANCES

                                                               THREE MONTHS ENDED
                                                                 MARCH 31, 2001
                                                              ---------------------
                                                                              % OF
                                                                BALANCE       TOTAL
                                                              ------------    -----
Non-interest bearing demand deposits........................  $ 29,532,862     21.2%
Interest bearing demand deposits............................    32,987,168     23.7%
Savings deposits............................................    10,515,075      7.6%
Certificates of deposit of $100,000 or more.................    17,318,100     12.5%
Other time deposits.........................................    48,583,317     35.0%
                                                              ------------    -----
          Total.............................................  $138,936,522    100.0%
                                                              ============    =====

     Total deposits increased $23,071,455, or 17.9% to $152,264,496 at March 31, 2001 from $129,193,041 at December 31, 2000. The increase in deposits was primarily the result of a $15,014,917 increase in certificates of deposit of $100,000 or more totaling $21,632,428 at March 31, 2001 compared to $6,617,511 at December 31, 2000.

     Individual time deposits of $100,000 or greater amounted to $21,632,428 at March 31, 2001. At March 31, 2001, time deposits mature as follows: $62,802,615 within twelve months; $9,963,029 in over one year through three years, and $671,011 in over three years.

     The following table details amounts and maturities for certificates of deposit of $100,000 or more at the periods indicated:

                  CERTIFICATES OF DEPOSIT OF $100,000 OR MORE

                                               MARCH 31,     DECEMBER 31,    DECEMBER 31,
                                                 2001            2000            1999
                                              -----------    ------------    ------------
Maturity Range:
  Within three months.......................  $17,794,599     $3,263,452     $ 7,036,191
  After three but within six months.........      412,888        352,000         475,855
  After six but within twelve months........    1,651,550      1,408,036       1,856,770
  After twelve months.......................    1,773,391      1,594,023       2,070,519
                                              -----------     ----------     -----------
                                              $21,632,428     $6,617,511     $11,439,335
                                              ===========     ==========     ===========

OTHER BORROWED FUNDS

     Other borrowed funds are mainly comprised of repurchase agreements, Federal funds purchased and Federal Home Loan Bank ("FHLB") borrowings. These borrowings are primarily used to fund asset growth not supported by deposit generation. During 2000, the average balance of other borrowed funds was $23,688,305, an increase of $9,379,104, or 65.5% from the average balance of $14,309,201 for 1999.

     The balances of other borrowed funds was $15,500,000 at December 31, 2000 and March 31, 2001, an increase of $12,500,000 from the prior year. The average cost of other borrowed funds increased 116 basis points during the year to 5.88% compared with 4.72% in 1999.

     During 2000, the Company purchased three ten-year fixed rate convertible advances from the FHLB. These advances, in the amounts of $2,500,000; $5,000,000; and $5,000,000 bear interest at the rates of 5.50%; 5.34%; and
5.06%, respectively. These advances are convertible at the end of 1 year; 2 years; and 3 years and quarterly thereafter and reduce the Company's exposure to rising interest rates.

     During 1999, the Company purchased a $3,000,000 ten-year fixed rate advance convertible at the end of three years, and quarterly thereafter, from the FHLB. The interest rate on this advance is 5.815%. In 1999, the FHLB called $2,000,000 in ten-year fixed rate convertible advances which were purchased in 1998. The Company purchased no advances from the FHLB during the first quarter of 2001.

     These advances are fully secured by marketable securities and qualifying on-to-four family mortgage loans.


FINANCIAL CONDITION

June 30, 2001 Compared with December 31, 2000

     Total consolidated assets at June 30, 2001 totaled $222,429,336, an increase of $43,588,961 or 24.4% compared to $178,840,375 at December 31, 2000.
The growth in the Company's asset base during the first six months of 2001 was primarily due to increases in cash and cash equivalents, securities available for sale and the loan portfolio. These increases in assets were the result of a significant increase in total deposits at June 30, 2001. Total deposits increased by $39,329,991 or 30.4% to $168,523,032 at June 30, 2001 compared to
$129,193,041 at December 31, 2000.

Cash and Cash Equivalents

     Cash and Cash Equivalents at June 30, 2001 totaled $22,911,114 compared to $7,539,966 at December 31, 2000. Cash and cash equivalents at June 30, 2001 consisted of cash and due from banks of $6,828,951 and Federal funds sold/short term investments of $16,082,163. The corresponding balances at December 31, 2000 were $6,839,966 and $700,000, respectively. The higher balances of cash and cash equivalents at June 30, 2001 were primarily due to increased interest bearing deposit balances raised to fund loan growth and manage the Company's liquidity position.

Securities

     Securities represented 31.4% of total assets at June 30, 2001 and 31.9% at December 31, 2000. Total securities increased $12,774,378 or 22.4% at June 30, 2001 to $69,815,624 compared to $57,041,246 at year-end 2000.

     Information relative to the company's securities portfolio at June 30, 2001, is as follows:

                                                                           Gross           Gross         Estimated
                                                          Amortized      Unrealized     Unrealized         Market
                                                             Cost          Gains          Losses           Value
                                                         -----------     ----------     ----------      -----------
JUNE 30, 2001
-------------
Available for sale --
   U.S. Treasury securities and obligations of U.S.
     Government corporations and agencies                $36,820,412      $237,039      $  130,353      $36,927,098
   Mortgage backed securities                             21,830,830        49,800          92,238       21,788,392
   FHLB stock and other securities                         1,480,128             0               0        1,480,128
                                                         -----------      --------      ----------      -----------
                                                         $60,131,370      $286,839      $  222,591      $60,195,618
                                                         ===========      ========      ==========      ===========

Held to maturity --
   U.S. Treasury securities and obligations of U.S.
     Government corporations and agencies                $ 6,268,349      $ 39,665      $    7,343      $ 6,300,671
   Mortgage backed securities                              3,351,657        54,496              75        3,406,078
                                                         -----------      --------      ----------      -----------
                                                         $ 9,620,006      $ 94,161      $    7,418      $ 9,706,749
                                                         ===========      ========      ==========      ===========

     Securities available for sale totaled $60,195,618 at June 30, 2001, an increase of $11,658,047 or 24.0% from year-end 2000. During the first six months of 2001, $19,543,101 of securities available for sale were purchased (predominantly mortgage backed securities) and funded by deposit generation, calls and maturities of securities held to maturity and securities available for sale.

     Securities held to maturity totaled $9,620,006 at June 30, 2001, an increase of $1,116,331 or 13.1% from year-end 2000.

     The net unrealized gain on securities available for sale was $64,248 at June 30, 2001 compared to a net unrealized loss of $254,618 at December 31, 2000. The net unrealized gain, net of tax effect, was $42,404 as reported in accumulated other comprehensive income/(loss) in Shareholders' Equity at June 30, 2001 and the net unrealized loss, net of tax effect, of $168,048 was reported at December 31, 2000. The change from net unrealized loss to net unrealized gain on securities available for sale is primarily due to the declining interest rate environment existing between December 31, 2000 and June 30, 2001.


     The amortized cost, estimated market value and average yield of debt securities at June 30, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

   SECURITIES PORTFOLIO

                                                                   Estimated
                                                  Amortized          Market       Average
                                                    Cost             Value         Yield
                                                 -----------      -----------     -------
Maturity Range:
     Due in one year or less                     $ 2,890,128      $ 2,890,926      4.65%
     Due after one year through five years         8,880,498        8,943,412      6.22%

     Due after five years through ten years       24,992,429       25,103,516      6.17%


     Due after ten years                          32,988,321       32,964,513      6.57%
                                                 -----------      -----------      -----
                          Total                  $69,751,376      $69,902,367      6.46%
                                                 ===========      ===========      =====


Loans

     The loan portfolio, which represents the Company's largest asset, is a significant source of both interest and fee income. Elements of the loan portfolio are subject to differing levels of credit and interest rate risk. The Company's primary lending focus continues to be commercial loans, owner-occupied commercial mortgage loans and tenanted commercial real estate loans.

     The following table sets forth the classification of loans by major category at June 30, 2001 and December 31, 2000.

LOAN PORTFOLIO COMPOSITION                June 30, 2001              December 31, 2000
                                   -------------------------      ------------------------
                                                       %                              %
          Component                   Amount        of total         Amount       of total
                                   ------------     --------      ------------    --------
Construction loans                 $ 27,098,629        22.3%      $ 17,957,852       16.2%
Residential real estate loans        13,317,580        11.0%        14,854,583       13.4%
Commercial and industrial
loans                                58,679,068        48.3%        54,974,300       49.7%
Loans to individuals                 15,049,887        12.4%        14,767,100       13.3%
Lease financing                       6,860,255         5.6%         7,809,845        7.1%
All other loans                         508,284         0.4%           267,791        0.3%
                                   ------------       -----       ------------      -----
                                   $121,513,703       100.0%      $110,631,471      100.0%
                                   ============       =====       ============      =====

     The loan portfolio increased $10,882,232 or 9.8% at June 30, 2001 to $121,513,703 from $110,631,471 at December 31, 2000. The ability of the Company to enter into larger loan relationships and management's philosophy of relationship banking are key factors in continued loan growth. Strong competition from both bank and non-bank competitors could result in comparatively lower yields on new and established lending relationships. The ultimate collectability of the loan portfolio and the recovery of the carrying amount of real estate are subject to changes in the Company's market region's economic environment and real estate market.

Non-Performing Assets

     Nonaccrual loans amounted to $202,672 at June 30, 2001, an increase of $95,713 from $106,959 at year-end 2000. Loans 90 days or more past due and still accruing increased from $471,040 at December 31, 2000 to $474,299 at June 30, 2001. As the table demonstrates, loan quality and ratios remain strong. This was accomplished through quality loan underwriting, a proactive approach to loan monitoring and aggressive workout strategies.


NON-PERFORMING ASSETS AND LOANS                         June 30     December 31
                                                          2001          2000
                                                        --------    -----------
Non-Performing loans:
  Loans 90 days or more past due and still accruing     $474,299       $471,040
  Non-accrual loans                                      202,672        106,959
                                                        --------       --------
  Total non-performing loans                             676,971        577,999
Other real estate owned                                        0              0
                                                        --------       --------
  Total non-performing assets                           $676,971       $577,999
                                                        ========       ========
Non-performing loans to total loans                         0.56%          0.52%
Non-performing assets to total assets                       0.30%          0.32%

     The Company had no restructured loans, other real estate owned or potential problem loans at June 30, 2001, or December 31, 2000.

Allowance for Loan Losses

     The allowance for loan losses amounted to $1,253,646 at June 30, 2001, an increase of $121,091 from December 31, 2000. The ratio of the allowance for loan losses to total loans was 1.03% at June 30, 2001 and 1.02% at December 31, 2000, respectively. The allowance for loan losses as a percentage of non-performing loans was 185.19% at June 30, 2001, compared to 195.94% at the end of 2000. The quality of the loan portfolio remains strong and it is management's belief that the allowance for loan losses is adequate in relation to current credit risk exposure levels.

     The following table presents, for the years indicated, an analysis of the allowance for loan losses and other related data.

ALLOWANCE FOR LOAN LOSSES
                                                     June 30,           December 31,
                                                       2001                 2000
                                                  -------------        -------------
Balance, beginning of period                      $   1,132,555        $     941,556
Provision charged to operating expenses                 120,000              215,875
Loans charged off                                          (392)             (28,158)
Recoveries                                                1,483                3,282
                                                  -------------        -------------
Net (charge offs)/recoveries                              1,091              (24,876)
                                                  -------------        -------------
Balance, end of period                            $   1,253,646        $   1,132,555
                                                  =============        =============
Loans:
  At period end                                   $ 121,513,703        $ 110,631,471
  Average during the year                           118,295,205           99,472,064
Net charge offs to average loans outstanding               0.00%               (0.03%)
Allowance for loan losses to:
  Total loans at period end                                1.03%                1.02%
  Non-performing loans                                   185.19%              195.94%

     The following table describes the allocation of the allowance for loan losses among the various categories of loans and certain other information as of the dates indicated. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any segment of loans.

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

                                                             June 30, 2001                   December 31, 2000
                                                      ---------------------------       ---------------------------
                                                                     Percent of                        Percent of
                                                                    loans in each                     loans in each
                                                                     category to                       category to
                                                        Amount       total loans          Amount       total loans
                                                      ----------    -------------       ----------    -------------
Balance at end of period applicable to:
     Domestic:
         Commercial, financial, and agricultural      $  651,896         49%            $  577,603         50%
         Real estate - construction                      288,339         22%               271,813         16%
         Real estate - mortgage                          137,901         11%               135,907         14%
         Installment loans to individuals                100,292         12%                79,279         13%
         Lease financing                                  50,146          6%                45,302          7%
     Foreign                                                   0          0%                     0          0%
     Unallocated                                          25,072                            22,651
                                                      ----------        ---             ----------        ---
                                                      $1,253,646        100%            $1,132,555        100%
                                                      ==========        ===             ==========        ===

Deposits

     Deposits, which include demand deposits (interest bearing and non-interest bearing), savings and time deposits, are a fundamental and cost-effective source of funding. The Bank offers a variety of products designed to attract and retain customers, with the Company's primary focus being on building and expanding long-term relationships.

AVERAGE DEPOSIT BALANCE
                                                  Six months ended June 30, 2001
                                                  ------------------------------
                                                                      Percentage
                                                     Balance            of Total
                                                  ------------        ----------
Non-interest bearing demand deposits              $ 29,211,370             19.8%
Interest bearing demand deposits                    33,706,829             22.9%
Savings deposits                                    10,568,610              7.2%
Certificates of deposit of $100,000  or more        23,087,150             15.7%
Other time deposits                                 50,784,226             34.4%
                                                  ------------            -----
       Total                                      $147,358,185            100.0%
                                                  ============            =====

     Total deposits increased $39,329,991 or 30.4% to $168,523,032 at June 30, 2001 from $129,193,041 at December 31, 2000. This increase in deposits was primarily the result of a $40,567,723 increase in interest bearing deposits to $138,298,140 at June 30, 2001. The major component of this increase was certificates of deposit of $100,000 or more which totaled $31,246,350 at June 30, 2001 compared to $6,617,511 at December 31, 2000.

     The following table details amounts and maturities for certificates of deposit of $100,000 or more at June 30, 2001:

Certificates of Deposit of $100,000 or More
                                                                June 30, 2001
                                                                -------------
Maturity Range:
     Within three months                                          $18,140,645
     After three but within six months                              7,525,526
     After six but within twelve months                             3,706,603
     After twelve months                                            1,873,576
                                                                  -----------
                                                                  $31,246,350

Other Borrowings

     Other Borrowings are comprised of Federal Home Loan Bank ("FHLB") borrowings. These borrowings are primarily used to fund asset growth not supported by deposit generation.

     The balances of other borrowed funds was $15,500,000 at June 30, 2001 and December 31, 2000.

     During 2000, the Company purchased three ten-year fixed rate convertible advances from the FHLB. These advances, in the amounts of $2,500,000; $5,000,000; and $5,000,000 bear interest at the rates of 5.50%; 5.34%; and
5.06%, respectively. These advances are convertible at the end of 1 year; 2 years; and 3 years and quarterly thereafter and reduce the Company's exposure to rising interest rates. These advances are fully secured by marketable securities and qualifying one-to-four family mortgage loans.

SHAREHOLDERS' EQUITY AND DIVIDENDS

     Shareholders' equity at December 31, 2000 was $15,220,830, an increase of $2,741,332, or 22.0%, compared to the prior year. Book value per common share rose to $11.39 compared to $9.32 at December 31, 1999. The increase in shareholders' equity and book value per share at December 31, 2000 resulted from net income of $1,729,778, less the effect of the stock buyback discussed below and net unrealized holding losses on securities.

     Shareholders' equity at March 31, 2001 totaled $15,878,609, an increase of $657,779, or 4.3%, compared to December 31, 2000. Book value per common share rose to $11.87 at March 31, 2001. The increase in shareholders' equity and book value per share at March 31, 2001 resulted from net income of $480,254 for the first quarter of 2001 plus the net unrealized gain on securities available for sale was $36,294 at March 31, 2001 compared to a net unrealized loss of $168,048 at December 31, 2000. This shift from a net unrealized loss to a net unrealized gain resulted in a $204,342 increase in shareholders' equity. These increases were partially offset by the $24,511 increase in Treasury Stock to $44,715 at March 31, 2001 as a result of continuation of the Company's stock buyback program.


     Shareholders' equity at June 30, 2001 totaled $16,381,264, an increase of $1,160,434, or 7.6%, compared to December 31, 2000. Book value per common share rose to $12.30 at June 30, 2001 compared to $11.39 at December 31, 2000. The increase in shareholders' equity and book value per share at June 30, 2001 resulted from net income of $1,011,359 for the first six months of 2001 plus the net unrealized gain on securities available for sale was $42,404 at June 30, 2001 compared to a net unrealized loss of $168,048 at December 31, 2000. This shift from a net unrealized loss to a net unrealized gain resulted in a $210,452 increase in shareholders' equity. These increases were partially offset by the $59,058 increase in Treasury Stock to $79,262 at June 30, 2001 as a result of continuation of the Company's stock buyback program.



     In 2000, the Board of Directors authorized a stock buyback program that allows for the repurchase of a limited number of the Company's shares at management's discretion on the open market. The Company undertook this repurchase program in order to increase shareholder value. During the three months ended March 31, 2001, 2,800 shares of common stock were purchased on the open market and, during 2000, 1,890 shares were purchased on the open market under this program. Treasury stock totaled $44,715 at March 31, 2001 compared to $20,204 at December 31, 2000. During the six months ended June 30, 2001, 4,300 shares of common stock were purchased under this program and treasury stock totaled $79,262 at June 30, 2001.


     During the period 1996 - 2000, the Company has achieved a four year compounded growth rate for shareholders' equity of 27.9% per annum. In addition, the Company's book value per share has increased over this period at a compounded growth rate of 14.7% per annum. In lieu of cash dividends, the Company and, prior to its acquisition by the Company, the Bank, have declared a stock dividend every year since 1992, which has been paid every year since 1993. A 5% stock dividend was declared in the years 2000 and 1999.

     The Company's stock is not listed for trading on any securities exchange, but quotations appear on the OTC Bulletin Board under the symbol "FCCY".

LIQUIDITY

     Liquidity measures the ability to satisfy current and future cash flow needs as they become due. Liquidity management refers to the Company's ability to support asset growth while satisfying the borrowing needs and deposit withdrawal requirements of customers. In addition to maintaining liquid assets, factors such as capital position, profitability, asset quality and availability of funding affect a banks' ability to meet its liquidity needs. On the asset side, liquid funds are maintained in the form of cash and cash equivalents, Federal funds sold, investment securities held to maturity maturing within one year, securities available for sale and loans held for sale. Additional asset-based liquidity is derived from scheduled loan repayments as well as investment repayments of principal and interest from mortgage-backed securities. On the liability side, the primary source of liquidity is the ability to generate core deposits. Short-term borrowings are used as supplemental funding sources when growth in the core deposit base does not keep pace with that of earnings assets.

     The Company has established borrowing relationship with the FHLB and its correspondent banks which further support and enhance liquidity.

     The Consolidated Statements of Cash Flows present the changes in cash from operating, investing and financing activities. At December 31, 2000, the cash balance was $7,539,966.

     Net cash provided by operating activities totaled $2,202,761 in 2000 compared to $6,725,018 in 1999. The primary source of funds is net income from operations adjusted for provision for loan losses, depreciation expenses, and amortization of intangibles.

     Net cash used in investing activities totaled $35,620,727 in 2000 compared to $19,992,719 in 1999. The increase in usage resulted from an increase in loans.

     Net cash provided by financing activities amounted to $28,541,065 in 2000 compared to $17,207,675 in 1999. The increase in 2000 resulted primarily from an increase in other borrowed funds and deposits.


     Net cash used in operating activities totaled $3,686,953 for the first six months in 2001 compared to $3,930,157 for the same period in 2000. The primary source of funds is net income from operations adjusted for provision for loan losses, depreciation expenses, and amortization of intangibles.

     Net cash used in investing activities totaled $23,451,460 for the first six months in 2001 compared to $13,685,899 for the same period in 2000. The increase in usage resulted from the purchase of securities and an increase in loans.

     Net cash provided by financing activities amounted to $42,509,561 for the first six months in 2001 compared to $15,330,058 for the same period in 2000. The increase in 2001 resulted primarily from the increase in deposits.

     The securities portfolios are also a source of liquidity, providing cash flows from maturities and periodic repayments of principal. During 2001, maturities of investment securities totaled $3,201,266. Contractual and anticipated principal payments from the securities portfolios are expected to be approximately $4,274,643 in 2001. Another source of liquidity is the loan portfolio, which provides a steady flow of payments and maturities.


INTEREST RATE SENSITIVITY ANALYSIS

     The largest component of the Company's total income is net interest income, and the majority of the Company's financial instruments are composed of interest rate-sensitive assets and liabilities with various terms and maturities. The primary objective of management is to maximize net interest income while minimizing interest rate risk. Interest rate risk is derived from timing differences in the repricing of assets and liabilities, loan prepayments, deposit withdrawals, and differences in lending and funding rates. Management actively seeks to monitor and control the mix of interest rate-sensitive assets and interest rate-sensitive liabilities.


     One measure of interest rate risk is the gap ratio, which is defined as the difference between the dollar volume of interest-earning assets and interest-bearing liabilities maturing or repricing within a specified period of time as a percentage of total assets. A positive gap results when the volume of interest rate-sensitive assets exceeds that of interest rate-sensitive liabilities within comparable time periods. A negative gap results when the volume of interest rate-sensitive liabilities exceeds that of interest rate-sensitive assets within comparable time periods. As indicated in the table below, the one year gap position at December 31, 2000, March 31, 2001 and June 30,2001 was a negative 5.2%, 5.7% and 4.1%, respectively. Generally, a financial institution with a negative gap position will most likely experience decreases in net interest income during periods of rising rates and increases in net interest income during periods of falling interest rates.


     The negative gap realized by the Company in 2000 was due largely to customer preferences for short-term and floating rate deposit products which caused interest-rate sensitive liabilities to exceed interest-rate sensitive assets during the earlier time periods presented. While gap analysis represents a useful asset/liability management tool, it does not necessarily indicate the effect of general interest rate movements on the Company's net interest income, due to discretionary repricing of assets and liabilities, and other competitive pressures.

     Included in the analysis of the gap position are certain savings deposit and demand accounts which are less sensitive to fluctuations in interest rates than other interest-bearing sources of funds. In determining the sensitivity of such deposits, management reviews the movement of its deposit rates for the past four years relative to market rates. Using regression analysis, management has estimated that these deposits are approximately 25-30% sensitive to interest rate changes (i.e., if short term rates were to increase 100 basis points, the interest rate on such deposits would increase 25-30 basis points).

     The Company continually evaluates interest rate risk management opportunities, including the use of derivative financial instruments. Management believes that hedging instruments currently available are not cost-effective, and therefore, has focused its efforts on increasing the Company's spread by attracting lower-costing retail deposits.

     In addition to utilizing the gap ratio for interest rate risk assessment, management utilizes simulation analysis whereby the model estimates the variance in net income with a change in interest rates of plus or minus 300 basis points over a twelve and twenty-four month period. Given recent simulations, net interest income would be within policy guidelines regardless of the direction of market rates.

     The Company reports its callable agency investments ($25.3 million at December 31, 2000) at their Option Adjusted Spread ("OAS") modified duration date, as opposed to the call or maturity date. In management's opinion, using modified duration dates on callable agency securities provides a better estimate of the option exercise date under any interest rate environment. The OAS methodology is an approach whereby the likelihood of option exercise takes into account the coupon on the security, the distance to the call date, the maturity date and current interest rate volatility. In addition, expected prepayment assumptions have been applied to mortgage-related securities, which are included in investments.

                 INTEREST RATE SENSITIVITY AT DECEMBER 31, 2000
                                ($ IN THOUSANDS)

                                                                                                  NON-INTEREST
                                        INTEREST SENSITIVITY PERIOD         TOTAL     ONE YEAR    SENSITIVE AND
                                   -------------------------------------    WITHIN       TO         OVER TWO
                                   30 DAY    90 DAY    180 DAY   365 DAY   ONE YEAR   TWO YEARS       YEARS        TOTAL
                                   -------   -------   -------   -------   --------   ---------   -------------   --------
Earning Assets:
  Total Investment Securities....  $ 3,972   $ 3,583   $ 4,528   $ 4,995   $17,078     $ 6,201       $33,762      $ 57,041
  Loans..........................   45,856     2,075     2,753     5,091    55,775       9,351        45,505       110,631
  Other Interest-earning
    assets.......................    2,938                                   2,938                     8,230        11,168
                                   -------   -------   -------   -------   -------     -------       -------      --------
                                   $52,766   $ 5,658   $ 7,281   $10,086   $75,791     $15,552       $87,497      $178,840
                                   -------   -------   -------   -------   -------     -------       -------      --------
Source of Funds:
  Savings and time deposits......    5,467    10,222    11,925    17,774    45,388       7,576         6,824        59,788
  Other interest-bearing
    liabilities..................   34,058       275       412       824    35,569       1,647        33,063        70,279
  Non-interest-bearing sources...    4,203                                   4,203                    44,570        48,773
                                   -------   -------   -------   -------   -------     -------       -------      --------
                                    43,728    10,497    12,337    18,598    85,160       9,223        84,457       178,840
                                   -------   -------   -------   -------   -------     -------       -------      --------
Asset (Liability) Sensitivity
  Gap:
  Period Gap.....................  $ 9,038   $(4,839)  $(5,056)  $(8,512)  $(9,369)    $ 6,329       $ 3,040      $      0
  Cumulative Gap.................  $ 9,038   $ 4,199   $  (857)  $(9,369)  $(9,369)    $(3,040)
  Cumulative Gap to Total
    Assets.......................      5.1%      2.3%     (0.5%)    (5.2%)    (5.2%)      (1.7%)

                  INTEREST RATE SENSITIVITY AT MARCH 31, 2001
                                ($ IN THOUSANDS)

                                                                                                  NON-INTEREST
                                       INTEREST SENSITIVITY PERIOD          TOTAL     ONE YEAR    SENSITIVE AND
                                 ---------------------------------------    WITHIN       TO         OVER TWO
                                 30 DAY     90 DAY    180 DAY   365 DAY    ONE YEAR   TWO YEARS       YEARS        TOTAL
                                 -------   --------   -------   --------   --------   ---------   -------------   --------
Earning Assets:
  Total Investment
    Securities.................  $ 6,092   $  4,989   $ 2,662   $  6,436   $ 20,179    $13,680       $28,250      $ 62,109
  Loans........................   51,659      2,219     3,702      5,944     63,524     10,791        42,805       117,120
  Other Interest-earning
    assets.....................   13,779                                     13,779                   14,144        27,923
                                 -------   --------   -------   --------   --------    -------       -------      --------
                                  71,530      7,208     6,364     12,380     97,482     24,471        85,199       207,152
                                 -------   --------   -------   --------   --------    -------       -------      --------
Sources of Funds:
  Savings and time deposits....    9,849     20,097    12,848     23,335     66,129      9,959         6,292        82,380
  Other interest-bearing
    liabilities................   38,219        250       375        751     39,595      1,502        32,010        73,107
  Non-interest bearing
    sources....................    3,561                                      3,561                   48,104        51,665
                                 -------   --------   -------   --------   --------    -------       -------      --------
                                  51,629     20,347    13,223     24,086    109,285     11,461        86,406       207,152
                                 -------   --------   -------   --------   --------    -------       -------      --------
Asset (Liability) Sensitivity
  Gap:
  Period Gap...................  $19,901   $(13,139)  $(6,859)  $(11,706)  $(11,803)   $13,010       $(1,207)     $      0
  Cumulative Gap...............  $19,901   $  6,762   $   (97)  $(11,803)  $(11,803)   $ 1,207
  Cumulative Gap to Total
    Assets.....................      9.6%       3.3%      0.0%      (5.7%)     (5.7%)      0.6%


INTEREST RATE SENSITIVITY AT JUNE 30, 2001
($ in thousand)

                                                                                                           Non-interest
                                                                                               One Year    Sensitive and
                                           Interest Sensitivity Period              Total         To           Over
                                   -------------------------------------------      Within       Two           Two
                                    30 Day    90 Day      180 Day     365 Day      One Year     Years          Years        Total
                                   --------  --------    ---------   ---------    ---------    --------    -------------   --------

Earning Assets:
  Total Investment Securities      $ 9,847   $  3,512    $  2,427    $   4,676    $  20,462    $  8,615        $ 40,739    $ 69,816
  Loans                             54,883      2,682       3,476        5,461       66,502      10,381          44,630     121,513
  Other Interest-earning assets     22,203                                           22,203                       8,897      31,100
                                   -------   --------    --------    ---------    ---------    --------        --------    --------
                                    86,933      6,194       5,903       10,137      109,167      18,996          94,266     222,429
                                   -------   --------    --------    ---------    ---------    --------        --------    --------

Source of Funds:
  Savings and time deposits         17,045     22,852      17,538       22,719       80,154      14,128           6,856     101,138
  Other interest-bearing
  liabilities                       30,864        613         920        1,840       34,237       3,681          34,757      72,675
  Non-interest-bearing sources       3,869                                            3,869                      44,747      48,616
                                   -------   --------    --------    ---------    ---------    --------        --------    --------
                                    51,778     23,465      18,458       24,559      118,260      17,809          86,360     222,429
                                   -------   --------    --------    ---------    ---------    --------        --------    --------

Asset (Liability Sensitivity Gap:
  Period Gap                       $35,155   $(17,271)   $(12,555)   $ (14,422)   $  (9,093)   $  1,187        $  7,906    $      0
  Cumulative Gap                   $35,155   $ 17,884    $  5,329    $  (9,093)   $  (9,093)   $ (7,906)
  Cumulative Gap to Total
  Assets                              15.8%       8.0%        2.4%        (4.1%)       (4.1%)      (3.6%)


MARKET RISK ANALYSIS


     To measure the impacts of longer-term asset and liability mismatches beyond two years, the Company utilizes Modified Duration of Equity and Economic Value of Portfolio Equity ("EVPE") models. The modified duration of equity measures the potential price risk of equity to changes in interest rates. A longer modified duration of equity indicates a greater degree of risk to rising interest rates. Because of balance sheet optionality, an EVPE analysis is also used to dynamically model the present value of asset and liability cash flows, with rates ranging up or down 200 basis points. The economic value of equity is likely to be different as interest rates change. Results falling outside prescribed ranges require action by management. At June 30, 2001, March 31, 2001, December 31, 2000 and 1999, the Company's variance in the economic value equity as a percentage of assets with an instantaneous and sustained parallel shift of 200 basis points is within the negative 3% guideline, as shown in the tables below.

     The market capitalization of the Company should not be equated to the EVPE, which only deals with the valuation of balance sheet cash flows using conservative assumptions. Calculated core deposit premiums may be less than what is available in an outright sale. The model does not consider potential premiums on floating rate loan sales, the impact of overhead expense, non-interest income, taxes, industry market price multiples and other factors reflected in the market capitalization of a company.


     The following tables set forth certain information relating to the Company's financial instruments that are sensitive to changes in interest rates, categorized by expected maturity or repricing and the instruments fair value at June 30, 2001, March 31, 2001 and December 31, 2000 and 1999.



MARKET RISKS ANALYSIS
  ($ IN THOUSANDS)

                                        June 30, 2001
                       ----------------------------------------------
  CHANGE IN RATES          Flat             -200bp           +200bp
                       ------------       ----------       ----------
Economic Value
  of Portfolio
  Equity               $ 23,030,000       $20,008,00      $19,489,000
Change                                    (3,021,000)      (3,540,000)
Change as a %
  of assets                                   (1.36%)          (1.59%)



                                   MARCH 31, 2001
                       ---------------------------------------
CHANGE IN RATES           FLAT         -200BP        +200BP
---------------        -----------   -----------   -----------
Economic Value of
 Portfolio Equity....  $22,534,000   $18,560,000   $20,321,000
Change...............                 (3,974,000)   (2,212,000)
Change as a % of
 assets..............                      (1.92)%       (1.07)%


                                  DECEMBER 31, 2000
                       ---------------------------------------
CHANGE IN RATES           FLAT         -200BP        +200BP
---------------        -----------   -----------   -----------
Economic Value of
 Portfolio Equity....  $22,759,000   $19,559,000   $19,727,000
Change...............                 (3,200,000)   (3,032,000)
Change as a % of
 assets..............                      (1.79)%       (1.70)%

                                  DECEMBER 31, 1999
                       ---------------------------------------
CHANGE IN RATES           FLAT         -200BP        +200BP
---------------        -----------   -----------   -----------
Economic Value of
 Portfolio Equity....  $16,798,000   $18,515,600   $12,467,000
Change...............                $ 1,717,600    (4,330,600)
Change as a % of
 assets..............                       1.17%        (2.95)%

ITEM 3.  DESCRIPTION OF PROPERTY

GENERAL

     The Company's and the Bank's principal office in Cranbury, New Jersey (the "Principal Office") was sold in December 2000 by Constitution Center, LLC, a limited liability company which includes certain Company and Bank directors as members, to an unrelated third party. See "Certain Relationships and Related Transactions." The new building owner assumed the existing lease and terms. The current lease provides for an aggregate monthly rental of $17,428 subject to annual rental increases plus real estate taxes and certain common space charges allocated by the landlord and expires in December 2010. The Bank has 2 additional 5 year renewal periods. The Bank also has the right of first refusal to purchase the premises of which the Principal Office is a part on the same terms and conditions as any bona fide offer.

     The Bank also leases approximately 2,400 square feet for its branch office in Montgomery Township, New Jersey for an aggregate monthly rental of $5,362. This lease expires on September 30, 2001. The Bank has renewed the lease for a three (3) year period through September 2004 for an increased monthly rental.

     The Bank also leases approximately 3,780 square feet for its branch office in downtown Cranbury, New Jersey for an aggregate monthly rental of $3,460 per month. This lease expires on August 15, 2002 and the Bank may renew for two five
(5) year periods at aggregate monthly rental rates adjusted based on the consumer price index. The Bank has the right of first refusal to purchase this branch office on the same terms and conditions as any bona fide offer. Notwithstanding receipt of a bona fide offer, the Bank also has the option to purchase this branch office at any time during the initial term or renewal term provided the Bank has exercised its option to renew the lease for the branch office.

     In March 1998, the Bank entered into a lease for the branch located in Plainsboro, New Jersey. This lease expires on June 8, 2003 and provides for the rental of approximately 2,000 square feet. The Bank has three five (5) year renewal options for this space. The aggregate monthly payment for this lease is $2,810 with annual escalations.

     The Bank entered into a lease for the branch located in Hamilton Square, New Jersey in April 1999. This lease expires in July, 2014 and provides for a rental of approximately 4,170 square feet. The Bank has two five year renewal options for this space. The aggregate monthly rental payment for this lease is $8,320 with annual escalations.

     Management believes the foregoing facilities are suitable for the Company's and the Bank's present and projected operations.

ENVIRONMENTAL MATTERS

     To date, the Company has not been required to perform any investigation or clean up activities, nor has it been subject to any environmental claims. There can be no assurance, however, that this will remain the case in the future. In the ordinary course of its business, the Company from time to time forecloses on properties securing loans. There is a risk that the Company could be required to investigate and clean up hazardous or toxic substances or chemical releases at such properties after acquisition by the Company, and could be held liable to a governmental entity or to third parties for property damage, personal injury, and investigation and cleanup costs incurred by such parties in connection with the contamination. The costs of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate such property, may adversely affect the owner's ability to sell or remediate such property, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not the facility is owned or operated by such person. In addition, the owner or former owners of a contaminated site may be subject to common law claims by third parties based on damage and costs resulting from environmental contamination emanating from such property.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information concerning the beneficial ownership of the Company's Common Stock as of June 4, 2001 by each Director, by all Directors and Executive Officers as a group, and by any individual or group owning 5% or more of the Company's Common Stock. Except as set forth in the table, the Company knows of no person or group that beneficially owns 5% or more of the Company's Common Stock. Beneficial ownership includes shares, if any, held in the name of the spouse, minor children or other relatives of the holder living in such persons home, as well as shares, if any, held in the name of another person under an arrangement whereby the holder can vest title in himself at once or at some future time. Unless otherwise specified, all persons listed below have sole voting and investment power with respect to their shares of Company Common Stock. Percentage ownership is based on 1,331,905 shares of Common Stock (net of treasury stock) on June 4, 2001.


                                                                 NUMBER
                                                               OF SHARES
                                                              BENEFICIALLY    PERCENT
                NAME OF BENEFICIAL OWNER(A)                      OWNED        OF STOCK
                ---------------------------                   ------------    --------
Charles S. Crow, III........................................      5,372(b)      *
Edward D. Knapp.............................................     25,705(c)      1.93%
Robert F. Mangano...........................................     72,102(d)      5.14%
William M. Rue, C.P.C.U.....................................     43,246(e)      3.24%
Frank E. Walsh, III.........................................     62,586(f)      4.69%
All Directors and Executives Officers of the Company as a
  Group
  (5 Persons)...............................................    206,775(g)     14.62%


---------------

(a) The address for all persons listed is c/o 1st Constitution Bancorp, 2650 Route 130 North, Cranbury, New Jersey 08512.


(b) Includes options to purchase 2,205 shares of Company Common Stock, 1,157 shares of Company Common Stock held by Crow & Tartanella Profit Sharing Plan and 1,157 shares of Company Common Stock held by Crow Family Associates, LLC.


(c)  (i) Includes 5,090 shares of Company Common Stock held by Mr. Knapp's wife,
     (ii) options to purchase 5,513 shares of Company Common Stock have been granted, of which 3,307 are currently exercisable and included in the table; and (iii) excludes a grant of 1,050 shares of Restricted Stock, which will vest 25% a year commencing December 2001 based on continued service.

(d) Options to purchase 76,389 shares of Company Common Stock have been granted, of which 71,979 are currently exercisable and included in the table.

(e) Includes (i) 5,737 shares of Company Common Stock held by or on behalf of Mr. Rue's children and (ii) options to purchase 2,205 shares of Company Common Stock.

(f) Includes (i) 59,204 shares of Company Common Stock owned by Waterville Partners, L.P., over which Mr. Walsh may be deemed to have beneficial ownership and (ii) options to purchase 2,205 shares of Company Common Stock.

(g)  Includes options to purchase 81,901 shares of Company Common Stock.

*  less than 1%

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

     The following table lists the executive officers and directors of the Company and the positions they hold with the Company. Directors of the Company hold office for a term of one year or until their successors are duly elected and have qualified. Executive officers of the Company are elected by the Company's Board of Directors at the Company's annual meeting and hold office until the next annual meeting of the Company's Board of Directors or until the respective successors are duly elected and have qualified.

NAME AND POSITION WITH THE COMPANY           DIRECTOR
(OTHER THAN DIRECTOR)                  AGE    SINCE                   PRINCIPAL OCCUPATION
----------------------------------     ---   --------                 --------------------
Charles S. Crow, III,................  51      1999     Attorney, Crow & Associates, Princeton, NJ
  Secretary
Edward D. Knapp,.....................  66      1999     Chairman of the Board and Loan Review Officer,
  Chairman of the Board                                 1st Constitution Bank
Robert F. Mangano,...................  55      1999     President and Chief Executive Officer, 1st
  President and Chief Executive                         Constitution Bank
  Officer
William M. Rue,......................  53      1999     President, Rue Insurance, Trenton, NJ
  C.P.C.U.
Frank E. Walsh, III..................  34      1999     V.P., Jupiter Capital Management, Morristown, NJ
Joseph M. Reardon,...................  48      N.A.     Vice President and Treasurer, 1st Constitution
  Vice President and Treasurer                          Bank

DIRECTORS

     Set forth below is the name of certain biographical information regarding the directors of the Company.

     Charles S. Crow, III has been a partner in the law firm of Crow & Associates in Princeton, New Jersey since December 1, 1998 and prior to that was a partner in the law firm of Crow & Tartanella in Somerset, New Jersey from January 1, 1992 to November 30, 1998.

     Edward D. Knapp is the Chairman of the Board and has been Chairman of the Bank since 1995. He is the Loan Review Officer of the Bank. He is the retired President and Chief Executive Officer of First Fidelity Bank, N.A., New Jersey. He began his career at First Fidelity in 1956, was elected its president in 1978, and retired in 1990.

     Robert F. Mangano is the President and Chief Executive Officer of the Company and of the Bank. Prior to joining the Bank in 1996, Mr. Mangano was President and Chief Executive Officer of Urban National Bank, a community bank in the northern part of New Jersey for a period of three years and a Senior Vice President of another bank for one year. Prior to that he held a senior position with the Midlantic Corporation for 21 years. He is a Director of the Englewood Hospital Medical Center and serves as Vice Chairman of the Board. Mr. Mangano is on the Executive Board of the George Washington Council of the Boy Scouts of America and has served as Treasurer of the John Harms Theater.

     William M. Rue, C.P.C.U. is President of Rue Insurance in Trenton, New Jersey. He is also a director of Selective Insurance Group. He has been a Chartered Property Casualty Underwriter since 1972 and an Associate in Risk Management since 1994. Mr. Rue also serves as a trustee of Rider University and a director of the Robert Wood Johnson University Hospital at Hamilton. He is a member of the Cranbury Township Zoning Board of Adjustment.

     Frank E. Walsh, III has been a Vice President of Jupiter Capital Management based in Morristown, New Jersey, since 1991. Jupiter, and its affiliated entities, make investments across numerous asset classes for their clients. Prior to joining Jupiter, Mr. Walsh was an analyst for Kidder Peabody, Inc., in New York City. In addition to the Company's Board, Mr. Walsh serves as a director for several other charitable and for-profit boards.

clients. Prior to joining Jupiter, Mr. Walsh was an analyst for Kidder Peabody, Inc., in New York City. In addition to the Company's Board, Mr. Walsh serves as a director for several other charitable and for-profit boards.

     No Director of the Company is also a director of any company registered pursuant to Section 12 of the Securities Exchange Act of 1934 or any company registered as an investment company under the Investment Company Act of 1940.

     All of the above directors of the Company also serve as directors of the Bank.

EXECUTIVE OFFICER

     Set forth below is the name of, and certain biographical information regarding, the additional principal officer of the Company who does not also serve as a Director of the Company.

     Joseph M. Reardon is the Vice President and Treasurer of the Company and the Bank. Prior to joining the Bank in May 2000, Mr. Reardon held financial executive positions with a number of firms including most recently 13 years with B.M.J. Financial Corp., a bank holding company ending in April 1997. Mr. Reardon came out of retirement after one year to act as chief financial officer of the New Jersey State Aquarium at Camden, a position he held from April 1998 to April 2000.

ITEM 6.  EXECUTIVE COMPENSATION

     The following table is a summary of certain information concerning compensation during the last three fiscal years paid to the Company's President and Chief Executive Officer (the only executive officer of the Company whose total cash compensation exceeded $100,000).

                           SUMMARY COMPENSATION TABLE

                                          ANNUAL COMPENSATION               LONG TERM COMPENSATION
                                       --------------------------    -------------------------------------
                                       SALARY AND    OTHER ANNUAL    SECURITIES UNDERLYING       OTHER
NAME AND PRINCIPAL POSITION    YEAR      BONUS       COMPENSATION     STOCK OPTION GRANTS     COMPENSATION
---------------------------    ----    ----------    ------------    ---------------------    ------------
Robert F. Mangano............  2000     $ 274,000(1)   $11,032(3)                                 --
  President and Chief          1999     $ 270,000(2)   $10,552(3)            11,025(5)            --
  Executive Officer            1998     $ 232,500(4)   $11,152(3)                                 --

---------------
(1) Includes bonus accrued for services performed in 2000 and paid in 2001.

(2) Includes bonus accrued for services performed in 1999 and paid in 2000.

(3) Includes the value of life insurance in excess of $50,000 and an annuity contract.

(4) Includes bonus accrued for services performed in 1998 and paid 1999.

(5) As adjusted for a 5% stock dividend declared on December 21, 2000.

     During 2000, no stock options were granted or exercised by, and no restricted stock was awarded to, the person named in the table.

EMPLOYMENT AGREEMENT

     The Company entered into a 3 year employment agreement with Mr. Mangano, its President and Chief Executive Officer, dated as of April 22, 1999 (the "Employment Agreement"), which by its terms is automatically extended for one year on each anniversary date until terminated. The Employment Agreement provides for a base salary of $180,000 per annum or such higher rate as the Board may thereafter establish. The Employment Agreement also provides for: (i) participation by Mr. Mangano in the Company's stock option plans, (ii) the creation of a bonus plan for Mr. Mangano, and (iii) participation in the Company's employee benefit plans. The Employment Agreement may be terminated in the event of the death or Disability (as defined in the Employment Agreement) of Mr. Mangano or for Just Cause (as defined in the Employment Agreement). The Employment Agreement further provides for the payment of certain amounts to Mr. Mangano upon a change of control of the Company, as more fully described in such agreement. Mr. Mangano is subject to a covenant not to compete for one year following the termination or discontinuation of his employment with the Company.

DIRECTOR COMPENSATION

     Non-employee directors of the Company do not receive a cash fee for Board and/or committee meetings attended; however, such non-employee directors who are also directors of the Board of the Bank were compensated for services rendered in that capacity in 2000 at the rate of $250 per Bank Board meeting and $250 per Bank committee meeting attended. The Bank paid a total of $12,000 to its non-employee directors for 2000. During 2000, the Company granted 1,000 shares of Restricted Stock to Edward D. Knapp, Chairman of the Board, under the 2000 Employee Stock Option and Restricted Stock Plan discussed below and subject to vesting based on continued service, in exchange for services rendered to the Company.

STOCK OPTION PLANS

  Key Employee Plan and 1996 Stock Option Plan

     The Bank's 1990 Employee Stock Option Plan for Key Employees, as amended (the "Key Employee Plan"), was adopted by the Board of the Bank and approved by the shareholders of the Bank in March 1990. The Bank's 1996 Employee Stock Option Plan (the "Stock Option Plan") was adopted by the Board and approved by the shareholders in March 1997. In connection with the consummation of the holding company structure, the Key Employee Plan and the Stock Option Plan (collectively, the "Option Plans") was each amended so that no further grants may be made under the Option Plans. In addition, each Option Plan was amended to provide that each option to purchase one share of Bank Common Stock was converted into an option to purchase one share of Company Common Stock and that such plans will be administered by a committee of the Board of Directors of the Company rather than a committee of the Board of Directors of the Bank.

     As of March 31, 2001, options for 41,525 shares (as adjusted for all stock dividends) were outstanding under the Key Employee Plan, and options for 48,268 shares (as adjusted for all stock dividends) were outstanding under the Stock Option Plan.

  Employee Stock Option Plan

     The 2000 Employee Stock Option and Restricted Stock Plan (the "Plan") was adopted by the Board of the Company and approved by the shareholders in April 2000. Under the Plan, the Company may issue stock options ("Options") for up to 210,000 shares of its Common Stock (as adjusted for all stock dividends) to eligible employees, independent contractors, agents and consultants of the Company and its subsidiaries, but excluding non-employee directors of the Company, to aid in attracting and retaining employees, independent contractors, agents and consultants, and to closely align their interests with those of shareholders. The Company may also issue shares of Company Common Stock under the Plan (the "Restricted Stock") as a bonus to any employee for such consideration as determined by the committee in accordance with applicable laws.

     The Plan is administered by a committee of the Board of the Company, which consists of all members of the Board who are not eligible to receive options under the Plan and who are outside directors. The committee determines the terms of each grant under the Plan. Under the Plan, the option price must equal the fair market value of the Company Common Stock at the time of grant, and the term of any option cannot exceed 10 years from the date of the grant. The number of shares of Company Common Stock covered by the Plan, and the amount and option price for each outstanding option shall be proportionally adjusted for any increase or decrease in the number of issued shares of Company Common Stock resulting from the subdivision or consolidation of shares or the payment of a stock dividend or any other increase or decrease in the number of shares effected without receipt of consideration by the Company.

     As of March 31, 2001, options for 2,700 shares (as adjusted for all stock dividends) were outstanding under the Plan and 2,400 shares of Restricted Stock (as adjusted for all stock dividends), subject to vesting based on continued service, have been granted under the Plan.

  Directors Plan

     The Board has adopted a Directors Stock Option and Restricted Stock Plan for nonemployee directors (the "Directors Plan"). The Directors Plan provides for options to purchase a total of not more than 55,125 shares (as adjusted for all stock dividends) of Company Common Stock by nonemployee directors of the Company and its subsidiaries, including the Bank. The Company may also issue shares of Company Common Stock under the Directors Plan as a bonus to any employee for such consideration as determined by the committee in accordance with applicable laws. As of March 31, 2001, options for 19,184 shares (as adjusted for all stock dividends) were outstanding under the Directors Plan.

     The Directors Plan is administered by a committee of the Board of the Company, comprised of two (2) members of the Board who are outside directors, which determines the terms of each grant under such Directors Plan. Under the Directors Plan, the option price must equal the fair market value of the Company Common Stock at the time of grant, and the term of any option cannot exceed 10 years from the date of the grant. The number of shares of Company Common Stock covered by the Directors Plan, and the amount and option price for each outstanding option shall be proportionally adjusted for any increase or decrease in the number of issued shares of Company Common Stock resulting from the subdivision or consolidation of shares or the payment of a stock dividend or any other increase or decrease in the number of shares effected without receipt of consideration by the Company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company, through its Bank subsidiary, has had, and expects in the future to have, banking transactions in the ordinary course of business with its directors and executive officers (and their associates) on substantially the same terms as those prevailing for comparable transactions with others. All loans by the Bank to such persons (i) were made in the ordinary course of business; (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons; and (iii) did not involve more than the normal risk of collectibility or present other unfavorable features. As of March 31, 2001, the Bank had total loans and loan commitments outstanding to directors and executive officers and their affiliates of approximately $3.2 million, or approximately 20.1% of total shareholder's equity at that date.

     The Company and the Bank lease their respective Principal Offices for an aggregate monthly rental of $17,428 plus real estate taxes and certain common space charges allocated by the landlord. Prior to December 2000, the building was owned by Constitution Center, LLC, a limited liability company. Charles S. Crow, III and William M. Rue, each a director of the Company and the Bank, and shareholders of the Company, as well certain directors of the Bank, are the owners of a small interest in Constitution Center, LLC. Constitution Center, LLC, sold the building to an unrelated third party in December 2000. The new owner assumed the obligations under the existing lease and terms.

     William M. Rue, a director of the Company and the Bank, and a shareholder of the Company is the President of Rue Insurance which provides property, liability, workers compensation and health insurance for the Bank.

ITEM 8.  DESCRIPTION OF SECURITIES

     The authorized capital stock of the Company consists of 10,000,000 shares of common stock, without par value.

DIVIDENDS

     The holders of the Company's Common Stock are entitled to dividends, when, as, and if declared by the Company's Board of Directors. Generally, New Jersey law prohibits corporations from paying dividends, if after giving effect to the distribution, the corporation would be unable to pay its debts as they become due in the usual course of its business or the corporation's total assets would be less than its total liabilities.

     The primary source of dividends paid to the Company's stockholders is dividends paid to the Company by the Bank. Dividend payments by the Bank to the Company are subject to the Banking Act and the FDIA. Under the Banking Act and the FDIA, the Bank may not pay any dividends, if after paying the dividend, it would be undercapitalized under applicable capital requirements. In addition to these explicit limitations, the federal regulatory agencies are authorized to prohibit a banking subsidiary or bank holding company from engaging in an unsafe or unsound banking practice. Depending upon the circumstances, the agencies could take the position that paying a dividend would constitute an unsafe or unsound banking practice.

     It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention consistent with the organization's expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividend that undermines the bank holding company's ability to serve as a source of strength to its banking subsidiary.

LIQUIDATION RIGHTS

     In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to receive, on a pro rata per share basis, any assets distributable to shareholders, after the payment of debts and liabilities and after the distribution to holders of any outstanding shares hereafter issued that have prior rights upon liquidation.

VOTING RIGHTS

     Each holder of the Common Stock is entitled to one vote for each share held on all matters voted upon by the shareholders, including the election of directors. There is no cumulative voting in the election of directors.

PREEMPTIVE RIGHTS

     Holders of shares of the Common Stock are not entitled to preemptive rights with respect to any shares of the Common Stock that may be issued.

TRANSFER AGENT

     The Company's transfer agent for the Common Stock is Registrar and Transfer Company, with offices at 10 Commerce Drive, Cranford, New Jersey 07016.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET FOR COMMON STOCK

     The Company's Common Stock is traded in the over-the-counter market. Information concerning the asked and bid prices of the Common Stock is available from the OTC Bulletin Board under the symbol "FCCY." The Company is contemplating applying for listing on either Nasdaq Small Cap Market or the National Market System of the Nasdaq and there is no assurance that the Company will be accepted for listing and, if accepted for listing, an active market will develop in the future.

     The following table sets forth high and low bid prices per share for the Company's Common Stock for each quarter of 1999 and 2000 and the first two quarters of 2001, based upon information obtained from the OTC Bulletin Board. All such bid prices reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

                                                           HIGH BID    LOW BID
                                                           --------    -------
1999
  First Quarter..........................................   $14.90     $12.31
  Second Quarter.........................................   $15.12     $12.09
  Third Quarter..........................................   $16.84     $14.04
  Fourth Quarter.........................................   $15.98     $15.12
2000
  First Quarter..........................................   $17.38     $15.00
  Second Quarter.........................................   $15.95     $10.71
  Third Quarter..........................................   $11.90     $ 9.52
  Fourth Quarter.........................................   $11.31     $ 9.76
2001
  First Quarter..........................................   $16.38     $10.00
  Second Quarter.........................................   $14.25     $12.94

     As of March 31, 2001, 1,334,305 shares of Common Stock were outstanding held of record by approximately 416 persons, and there were outstanding options which were exercisable on that date (or within 90 days thereof) for 95,582 shares of Common Stock.

     Since its formation, the Company has not paid any cash dividends to its shareholders. The future dividend policy of the Company is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, financial conditions, cash needs, general business conditions and applicable dividend limitations. At the present time, the Board of Directors does not intend to pay cash dividends to its shareholders at any time during the foreseeable future.

     In lieu of cash dividends, the Company has declared a stock dividend in each of the two years since its formation in 1999 and anticipates the consideration of stock dividends in the future. The stock dividends were declared and paid at the following times in the indicated amounts:

DECLARATION DATE    PAYMENT DATE    DIVIDEND
----------------    ------------    --------
December, 1999    January 31, 2000     5%
December, 2000    January 31, 2001     5%

     The holders of the Company's Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. The Company's ability to pay dividends is subject to restrictions imposed by New Jersey law. Generally, New Jersey law prohibits corporations from paying dividends if after giving effect thereto, the corporation would be unable to pay its debts as they become due in the usual course of its business or the corporation's total assets would be less than its total liabilities.

     The primary source of dividends paid to the Company's stockholders is dividends paid to the Company by the Bank. Dividend payments by the Bank to the Company are subject to the Banking Act and the FDIA. Under the Banking Act and the FDIA, the Bank may not pay any dividends, if after paying the dividend, it would be undercapitalized under applicable capital requirements. In addition to these explicit limitations, the federal regulatory agencies are authorized to prohibit a banking subsidiary or bank holding company from engaging in an unsafe or unsound banking practice. Depending upon the circumstances, the agencies could take the position that paying a dividend would constitute an unsafe or unsound banking practice.

     It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention consistent with the organization's expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividend that undermines the bank holding company's ability to serve as a source of strength to its banking subsidiary.

ITEM 2.  LEGAL PROCEEDINGS

     The Company and the Bank may, in the ordinary course of business, become a party to litigation involving collection matters, contract claims and other legal proceedings relating to the conduct of its business. The Bank may also have various commitments and contingent liabilities which are not reflected in the Bank's consolidated statement of condition. Management is not aware of any present legal proceedings or contingent liabilities and commitments that would have a material impact on the Bank's financial position or results of operations.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     NONE

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     The Company has not sold any securities over the past three years. Issuance of the Common Stock in connection with the acquisition of the Bank as a wholly owned subsidiary was exempt from registration pursuant to Section 3(a)(12) of the Securities Act of 1933, as amended.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Certificate of Incorporation of the Company provides that the Company will indemnify to the full extent from time to time permitted by law, any person made, or threatened to be made, a party to, or a witness or other participant in, any threatened, pending or completed action, suit or proceeding, whether civil or criminal, administrative, arbitrative, legislative, investigative or of any other kind, by reason of the fact that such person is or was a director, officer, employee or other agent of the Company or any subsidiary of the Company or serves or served any other enterprise at the request of the Company against expenses, judgments, fines, penalties and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding and any appeal therein. The Federal Deposit Insurance Act generally prohibits indemnification of a holding company's directors and officers for any penalty or judgment resulting from any administrative or civil action instituted by a federal banking agency.

     The Certificate of Incorporation of the Company contains provisions that may limit the liability of any director or officer of the Company to the Company or its shareholders for damages for an alleged breach of any duty owed to the Company or its shareholders. This limitation will not relieve an officer or director from liability based on any act or omission (i) that was in breach of such person's duty of loyalty to the Company or its shareholders; (ii) that was not in good faith or involved a knowing violation of law; or (iii) that resulted in receipt by such officer or director of an improper personal benefit. These provisions are explicitly permitted by New Jersey law.

     The New Jersey Business Corporation Act empowers a corporation to indemnify a corporate agent against his expenses and liabilities incurred in connection with any proceeding (other than a derivative lawsuit) involving the corporate agent by reason of his being or having been a corporate agent if (a) the agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and (b) with respect to any criminal proceeding, the corporate agent had not reasonable cause to believe his conduct was unlawful. For purposes of the Act, the term "corporate agent" includes any present or former director, officer, employee or agent of the corporation, and a person serving as a "corporate agent" for any other enterprise at the request of the corporation.

     With respect to any derivative action, the corporation is empowered to indemnify a corporate agent against his expenses (but not his liabilities) incurred in connection with any proceeding involving the corporate agent by reason of his being or having been a corporate agent if the agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. However, only the court in which the proceeding was brought can empower a corporation to indemnify a corporate agent against expenses with respect to any claim, issue or matter as to which the agent was adjudged liable for negligence or misconduct.

     The corporation may indemnify a corporate agent in a specific case if a determination is made by any of the following that the applicable standard of conduct was met: (i) the Board of Directors, or a committee thereof, acting by a majority vote of a quorum consisting of disinterested directors; (ii) by independent legal counsel if there is not a quorum of disinterested directors or if the disinterested quorum empowers counsel to make the determination; or (iii) by the stockholders.

     A corporate agent is entitled to mandatory indemnification to the extent that the agent is successful on the merits or otherwise in any proceeding, or in defense of any claim, issue or matter in the proceeding. If a corporation fails or refuses to indemnify a corporate agent, whether the indemnification is permissive or mandatory, the agent may apply to a court to grant him the requested indemnification. In advance of the final disposition of a proceeding, the corporation may pay an agent's expenses if the agent agrees to repay the expenses if it is ultimately determined that he is not entitled to indemnification.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
INDEPENDENT AUDITORS' REPORT................................   52
FINANCIAL STATEMENTS
  Consolidated Statements of Condition, December 31, 2000
     and 1999, respectively.................................   53
  Consolidated Statements of Income for the years ended
     December 31, 2000, 1999 and 1998, respectively.........   54
  Consolidated Statements of Changes in Shareholders' Equity
     for the years ended December 31, 2000, 1999 and 1998,
     respectively...........................................   55
  Consolidated Statements of Cash Flows for the years ended
     December 31, 2000, 1999 and 1998, respectively.........   56
  Notes to Consolidated Financial Statements, December 31,
     2000, 1999 and 1998....................................   57
  Consolidated Statements of Condition, March 31, 2001 and
     December 31, 2000. Unaudited...........................   70
  Consolidated Statements of Income for the three months
     ended March 31, 2001 and 2000. Unaudited...............   71
  Consolidated Statements of Cash Flows for the three months
     ended March 31, 2001 and 2000. Unaudited...............   72
  Notes to Consolidated Financial Statements, March 31,
     2001. Unaudited........................................   73
  Consolidated Statements of Condition, June 30, 2001 and
     December 31, 2000 (Unaudited)..........................   75
  Consolidated Statements of Income for the three and six
     months ended June 30, 2001 and 2000 (Unaudited)........   76
  Consolidated Statements of Cash Flows for the six months
     ended June 30, 2001 and 2000 (Unaudited)...............   77
  Notes to Consolidated Financial Statements,
     June 30, 2001..........................................   78


                          INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of 1ST Constitution Bancorp:

     We have audited the accompanying consolidated statements of condition of 1st Constitution Bancorp and subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of 1st Constitution Bancorp and subsidiary as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

                                          /s/ KPMG

Short Hills, New Jersey
January 18, 2001

                      CONSOLIDATED STATEMENTS OF CONDITION
                           DECEMBER 31, 2000 AND 1999

                                                                  2000            1999
                                                              ------------    ------------
ASSETS
CASH AND DUE FROM BANKS.....................................  $  6,839,966    $  5,616,867
FEDERAL FUNDS SOLD AND SECURITIES PURCHASED UNDER AGREEMENTS
  TO RESELL.................................................       700,000       6,800,000
                                                              ------------    ------------
          Total cash and cash equivalents...................     7,539,966      12,416,867
                                                              ------------    ------------
SECURITIES (Notes 2 and 8):
  Available for sale, at market value.......................    48,537,571      37,352,189
  Held to maturity (market value of $8,528,995 and
     $8,196,386 in 2000 and 1999, respectively).............     8,503,675       8,391,784
                                                              ------------    ------------
          Total securities..................................    57,041,246      45,743,973
                                                              ------------    ------------
LOANS HELD FOR SALE (Note 3)................................     1,306,806         914,157
                                                              ------------    ------------
LOANS (Notes 3, 4, 5 and 8).................................   110,631,471      84,917,615
  Less  Allowance for loan losses...........................    (1,132,555)       (941,556)
                                                              ------------    ------------
       Net loans............................................   109,498,916      83,976,059
                                                              ------------    ------------
PREMISES AND EQUIPMENT, net (Note 6)........................       939,838         974,483
                                                              ------------    ------------
ACCRUED INTEREST RECEIVABLE.................................     1,287,741         852,546
                                                              ------------    ------------
OTHER ASSETS (Note 9).......................................     1,225,862       1,924,396
                                                              ------------    ------------
Total assets................................................  $178,840,375    $146,802,481
                                                              ============    ============
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES:
  Deposits (Note 7)
     Non-interest bearing...................................  $ 31,462,624    $ 24,957,079
     Interest bearing.......................................    97,730,417      92,976,493
                                                              ------------    ------------
          Total deposits....................................   129,193,041     117,933,572
SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE (Note 8).....    16,835,430      12,053,834
OTHER BORROWINGS (Note 8)...................................    15,500,000       3,000,000
ACCRUED INTEREST PAYABLE....................................     1,541,439         928,776
ACCRUED EXPENSES AND OTHER LIABILITIES......................       549,635         406,801
                                                              ------------    ------------
          Total liabilities.................................   163,619,545     134,322,983
                                                              ------------    ------------
COMMITMENTS AND CONTINGENCIES (Note 11)
SHAREHOLDERS' EQUITY (Notes 9, 10 and 13):
  Common stock, no par value; 10,000,000 shares authorized;
     1,337,995 and 1,274,473 shares issued and 1,336,105 and
     1,274,473 outstanding as of December 31, 2000 and 1999,
     respectively...........................................    13,912,814      13,187,006
Retained earnings...........................................     1,496,268         495,323
Treasury Stock, 1,890 shares at cost........................       (20,204)              0
Accumulated other comprehensive loss........................      (168,048)     (1,202,831)
                                                              ------------    ------------
          Total shareholders' equity........................    15,220,830      12,479,498
                                                              ------------    ------------
Total liabilities and shareholders' equity..................  $178,840,375    $146,802,481
                                                              ============    ============

          See accompanying Notes to Consolidated Financial Statements.

                       CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                         2000           1999           1998
                                                      -----------    -----------    -----------
INTEREST INCOME:
  Interest on loans.................................  $ 9,323,088    $ 7,350,998    $ 6,281,548
  Interest on securities
     Taxable........................................    3,129,830      2,540,109      1,744,912
     Tax-exempt.....................................       99,264         72,787         63,081
  Interest on Federal funds sold and securities
     purchased under agreements to resell...........      240,055        168,684        240,854
                                                      -----------    -----------    -----------
          Total interest income.....................  $12,792,237    $10,132,578    $ 8,330,395
                                                      ===========    ===========    ===========
INTEREST EXPENSE:
  Interest on deposits..............................    4,230,438      3,827,871      3,138,296
  Interest on Federal funds purchased and securities
     sold under agreements to repurchase............    1,089,396        506,681        492,801
  Interest on other borrowings......................      304,566        168,964         87,561
                                                      -----------    -----------    -----------
          Total interest expense....................    5,624,400      4,503,516      3,718,658
                                                      -----------    -----------    -----------
          Net interest income.......................    7,167,837      5,629,062      4,611,737
PROVISION FOR LOAN LOSSES (Note 4)..................      215,875        188,875        178,000
                                                      -----------    -----------    -----------
          Net interest income after provision for
            loan losses.............................    6,951,962      5,440,187      4,433,737
                                                      -----------    -----------    -----------
NON-INTEREST INCOME:
  Service charges on deposit accounts...............      326,441        451,829        306,028
  Gain on sale of loans held for sale...............      285,681        600,628        560,637
  Gain on sale of securities available for sale.....       26,247         17,149             --
  Other income......................................      227,509        201,262        138,305
                                                      -----------    -----------    -----------
          Total other income........................      865,878      1,270,868      1,004,970
                                                      -----------    -----------    -----------
NON-INTEREST EXPENSES:
  Salaries and employee benefits....................    2,510,713      2,238,497      1,970,901
  Occupancy expense (Note 11).......................      709,169        589,886        476,172
  Other operating expenses (Note 12)................    1,875,850      1,596,830      1,412,437
                                                      -----------    -----------    -----------
          Total other expenses......................    5,095,732      4,425,213      3,859,510
                                                      -----------    -----------    -----------
          Income before income taxes................    2,722,108      2,285,842      1,579,197
INCOME TAXES (Note 9)...............................      992,330        839,000        579,100
                                                      -----------    -----------    -----------
          Net income................................  $ 1,729,778    $ 1,446,842    $ 1,000,097
                                                      ===========    ===========    ===========
NET INCOME PER SHARE
  Basic.............................................  $      1.29    $      1.08    $       .91
  Diluted...........................................  $      1.27    $      1.05    $       .89
                                                      ===========    ===========    ===========
WEIGHTED AVERAGE SHARES OUTSTANDING
  Basic.............................................    1,337,929      1,337,986      1,104,706
  Diluted...........................................    1,359,937      1,380,556      1,124,718
                                                      ===========    ===========    ===========

          See accompanying Notes to Consolidated Financial Statements.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                                                    ACCUMULATED
                                                                                       OTHER           TOTAL
                                                           RETAINED     TREASURY   COMPREHENSIVE   SHAREHOLDERS'
                                           COMMON STOCK    EARNINGS      STOCK     (LOSS) INCOME      EQUITY
                                           ------------   -----------   --------   -------------   -------------
BALANCE, December 31, 1997...............  $ 6,352,962             --               $    19,578     $ 6,372,540
Issuance of common stock, Net of $75,000
  in expenses (400,000 shares)...........    4,825,000             --                        --       4,825,000
Exercise of stock options (2,000
  shares)................................       16,122             --                        --          16,122
5% stock dividend declared in December,
  1998 (57,567 shares)...................      866,653       (866,653)                       --              --
Comprehensive Income:
  Net income -- 1998.....................           --      1,000,097                        --       1,000,097
  Other comprehensive income Unrealized
    gain on Securities available for
    Sale, net of tax of $24,452..........           --             --                    47,464          47,464
                                                                                                    -----------
Comprehensive Income.....................           --             --                        --       1,047,561
                                           -----------    -----------   --------    -----------     -----------
BALANCE, December 31, 1998...............   12,060,737        133,444         --         67,042      12,261,223
Exercise of stock options (5,044
  shares)................................       41,306             --                        --          41,306
5% stock dividend declared in December,
  1999 (60,528 shares)...................    1,084,963     (1,084,963)                       --              --
Comprehensive Income:
  Net income -- 1999.....................           --      1,446,842                        --       1,446,842
  Other comprehensive loss Unrealized
    loss on securities available for
    sale, net of tax benefit of
    $660,326.............................           --             --                (1,258,894)     (1,258,894)
    less reclassification adjustment for
      gains included in net income net of
      tax of $6,170......................           --             --                   (10,979)        (10,979)
                                                                                                    -----------
Comprehensive Income.....................           --             --                        --         176,969
                                           -----------    -----------   --------    -----------     -----------
BALANCE, December 31, 1999...............   13,187,006        495,323         --     (1,202,831)     12,479,498
Treasury Stock, 1,890 shares, At
  cost...................................                                (20,204)                       (20,204)
5% stock dividend declared in December,
  2000, including fractional share cash
  payments (63,723 shares)...............      725,808       (728,833)                                   (3,025)
Comprehensive Income:
  Net income -- 2000.....................                   1,729,778                                 1,729,778
  Other comprehensive income Unrealized
    gain on securities available for
    sale, net of tax expense of
    $533,070.............................                                             1,034,783       1,034,783
                                           -----------    -----------   --------    -----------     -----------
Comprehensive Income
BALANCE, December 31, 2000...............  $13,912,814    $ 1,496,268   $(20,204)   $  (168,048)    $15,220,830
                                           ===========    ===========   ========    ===========     ===========

          See accompanying Notes to Consolidated Financial Statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                           2000           1999           1998
                                                       ------------   ------------   ------------
OPERATING ACTIVITIES:
  Net income.........................................  $  1,729,778   $  1,446,842   $  1,000,097
     Adjustments to reconcile net income to net cash
       provided by (used in) operating activities --
     Provision for loan losses.......................       215,875        188,875        178,000
     Depreciation and amortization...................       218,268        209,233        122,471
     Net amortization (accretion) on securities......        (4,351)        33,065         43,750
     Gain on sale of loans held for sale.............      (285,681)      (600,628)      (560,637)
     Gain on sale of securities available for sale...       (26,247)       (17,149)            --
     Originations of loans held for sale.............   (40,834,113)   (59,458,042)   (39,041,500)
     Proceeds from sales of loans held for sale......    40,727,145     65,793,682     33,715,968
     Decrease (increase) in accrued interest
       receivable....................................      (435,195)         9,359       (176,118)
     Decrease (increase) in other assets.............       141,785       (489,545)      (242,376)
     Increase in accrued interest payable............       612,663        101,500        130,368
     (Decrease) increase in accrued expenses and
       other liabilities.............................       142,834       (492,174)       158,580
                                                       ------------   ------------   ------------
       Net cash provided by (used in) operating
          activities.................................     2,202,761      6,725,018     (4,671,397)
INVESTING ACTIVITIES:
  Purchases of securities --
  Available for sale.................................   (15,039,088)   (24,969,454)   (20,839,946)
  Held to maturity...................................    (1,365,000)      (654,469)    (1,543,221)
  Proceeds from maturities and prepayments of
     securities --
  Available for sale.................................     1,948,157      7,283,842     13,436,857
  Held to maturity...................................     1,253,109        385,442      2,653,258
  Proceeds from sales of securities available for
     sale............................................     3,504,450      6,138,600             --
  Net increase in loans..............................   (25,738,732)    (7,668,319)   (13,810,527)
  Capital expenditures...............................      (183,623)      (508,361)      (325,893)
                                                       ------------   ------------   ------------
       Net cash used in investing activities.........   (35,620,727)   (19,992,719)   (20,429,472)
                                                       ------------   ------------   ------------
FINANCING ACTIVITIES:
  Issuance of common stock, net......................            --         41,306      4,841,122
  Net increase in demand, savings and time
     deposits........................................    11,259,469     13,516,113     18,857,536
  Net increase in securities sold under agreements to
     repurchase......................................     4,781,596      2,650,256      1,051,773
  Net increase in other borrowings...................    12,500,000      1,000,000      2,000,000
                                                       ------------   ------------   ------------
       Net cash provided by financing activities.....    28,541,065     17,207,675     26,750,431
                                                       ------------   ------------   ------------
       (Decrease) increase in cash and cash
          equivalents................................    (4,876,901)     3,939,974      1,649,562
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR.......    12,416,867      8,476,893      6,827,331
                                                       ------------   ------------   ------------
CASH AND CASH EQUIVALENTS AT END OF YEAR.............  $  7,539,966   $ 12,416,867   $  8,476,893
                                                       ============   ============   ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for --
     Interest........................................  $  5,011,737   $  4,402,016   $  3,588,290
     Income taxes....................................       866,397      1,040,498        802,373
                                                       ============   ============   ============

          See accompanying Notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2000, 1999 AND 1998

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  General

     1ST Constitution Bancorp, a New Jersey state chartered bank holding company is parent to 1st Constitution Bank, a state chartered commercial bank which commenced operations in July 1989. The Bank provides community banking services to a broad range of customers, including corporations, individuals, partnerships and other community bodies in the area. The Bank operates five branches in Cranbury, Hamilton Square, Plainsboro and Princeton, New Jersey.

  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of 1st Constitution Bancorp and its wholly-owned subsidiary 1ST Constitution Bank and its wholly-owned subsidiaries, 1ST Constitution Investment Company and FCB Assets Holdings, Inc., collectively "The Bank" or "The Company". All significant intercompany amounts have been eliminated.

  Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Securities

     Securities, which the Bank has the intent and ability to hold until maturity, are classified as held to maturity and are recorded at cost, adjusted for amortization of premiums and accretion of discounts using the interest method.

     Securities, which are held for indefinite periods of time which management intends to use as part of its asset/liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, increased capital requirements or other similar factors, are classified as available for sale and are carried at estimated market value, except for Federal Home Loan Bank stock which is carried at cost. Unrealized gains and losses on such securities are recorded as a separate component of shareholders' equity. Realized gains and losses, which are computed using the specific identification method, are recognized on a trade date basis.

  Allowance for Loan Losses

     The allowance for loan losses is a valuation reserve available for losses incurred or expected on extensions of credit. Credit losses primarily arise from the loan portfolio, but may also be derived from other credit-related sources including commitments to extend credit. Additions are made to the allowance through periodic provisions which are charged to expense. All losses of principal are charged to the allowance when incurred or when a determination is made that a loss is expected. Subsequent recoveries, if any, are credited to the allowance.

     The adequacy of the allowance for loan losses is determined through a periodic review of outstanding loans and commitments to extend credit. The impact of economic conditions on the creditworthiness of the borrowers is considered, as well as loan loss experience, changes in the composition and volume of the loan portfolio and management's assessment of the risks inherent in the loan portfolio. These and other factors are used in assessing the overall adequacy of the allowance for loan losses and the resulting provision for loan losses. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based upon changes in economic conditions. In addition, various regulatory agencies periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based upon their judgment of information available to them at the time of their examination.

  Premises and Equipment

     Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed primarily on the straight-line method over the estimated useful lives of the assets. Furniture and fixtures, equipment and leasehold improvements are depreciated or amortized over the estimated useful lives of the assets or lease terms, as applicable. Estimated useful lives of furniture and fixtures and equipment are three to fifteen years, and three to twenty five years for leasehold improvements. Maintenance and repairs are charged to expense as incurred.

  Loans

     Loans are stated at the principal amount outstanding, net of unearned income. Unearned income is recognized over the lives of the respective loans, principally using the effective interest method. Income from direct financing leases is recorded over the life of the lease under the financing method of accounting. The investment includes the sum of aggregate rentals receivable and the estimated residual value of leased equipment, less deferred income. Interest income is generally not accrued on loans, including impaired loans, where interest or principal is 90 days or more past due, unless the loans are adequately secured and in the process of collection, or on loans where management has determined that the borrowers may be unable to meet contractual principal and/or interest obligations. When it is probable that, based upon current information, the Bank will not collect all amounts due under the contractual terms of the loan, the loan is reported as impaired. Smaller balance homogenous type loans, such as residential loans and loans to individuals, which are collectively evaluated are excluded from consideration for impairment. Loan impairment is measured based upon the present value of the expected future cash flows discounted at the loan's effective interest rate or the underlying value of collateral for collateral dependent loans. When a loan, including an impaired loan, is placed on non-accrual, interest accruals cease and uncollected accrued interest is reversed and charged against current income. Non-accrual loans are generally not returned to accruing status until principal and interest payments have been brought current and full collectibility is reasonably assured. Cash receipts on non-accrual and impaired loans are applied to principal, unless the loan is deemed fully collectible. Loans held for sale are carried at the aggregate lower of cost or market value.

  Income Taxes

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Other Real Estate

     Other real estate is carried at the lower of fair value of the related property, as determined by current appraisals less estimated costs to sell, or the recorded investment in the property. Write-downs on these properties, which occur after the initial transfer from the loan portfolio, are recorded as operating expenses. Costs of holding such properties are charged to expense in the current period. Gains, to the extent allowable, and losses on the disposition of these properties are reflected in current operations. The Bank held no other real estate at December 31, 2000 and 1999.

  Stock-Based Compensation

     Stock-based compensation is accounted for under the intrinsic value based method as prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Included in these Notes to the Consolidated Financial Statements are the pro forma disclosures required by SFAS No. 123, "Accounting for Stock-Based Compensation," which assumes the fair value based method of accounting had been adopted.

  Cash and Cash Equivalents

     Cash and cash equivalents includes cash on hand, interest and non-interest bearing amounts due from banks, Federal funds sold and securities purchased under agreements to resell. Generally, Federal funds are sold for a one or two-day period.

  Reclassifications

     Certain reclassifications have been made to the prior period amounts to conform with the current period.

  Net Income Per Share

     Basic net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding plus the weighted-average number of net shares that would be issued upon exercise of dilutive stock options and grants pursuant to the treasury stock method. Options to purchase 25,115 shares of common stock at a weighted average price of $13.63 per share were outstanding during 2000, and 5,094 shares of common stock at a weighted average price of $13.39 were outstanding in 1999, but were not considered in the computation of diluted net income per share because the options' exercise price exceeded the average market price of the Bank's common shares for the period. The options expire through June, 2009. Options in the amount of 22,008, 42,570, and 20,012 for 2000, 1999, and 1998, respectively, are included in the diluted weighted average shares outstanding. All share information reported in the statements of income reflects a 5% stock dividend declared December 21, 2000.

  Comprehensive Income

     Comprehensive income consists of net income and net unrealized gains (losses) on securities available for sale and is presented in the consolidated statements of changes in shareholders' equity.

(2) SECURITIES

     Information relative to the Bank's securities portfolio as of December 31, is as follows:

                                                                   GROSS        GROSS       ESTIMATED
                                                    AMORTIZED    UNREALIZED   UNREALIZED     MARKET
2000                                                  COST         GAINS        LOSSES        VALUE
----                                               -----------   ----------   ----------   -----------
Available for sale --
  U. S. Treasury securities and obligations of
     U.S. Government corporations and agencies...  $45,928,517    $104,990     $356,288    $45,677,219
  Mortgage backed securities.....................    1,453,305          --        3,320      1,449,985
  FHLB stock and other securities................    1,410,367          --           --      1,410,367
                                                   -----------    --------     --------    -----------
                                                   $48,792,189    $104,990     $359,608    $48,537,571
                                                   ===========    ========     ========    ===========
Held to maturity --
  U.S. Treasury securities and obligations of
     U.S. Government corporations and agencies...  $ 8,109,394    $ 37,461     $ 14,726    $ 8,132,129
  Mortgage backed securities.....................      394,281       2,585           --        396,866
                                                   -----------    --------     --------    -----------
                                                   $ 8,503,675    $ 40,046     $ 14,726    $ 8,528,995
                                                   ===========    ========     ========    ===========

                                                                 GROSS        GROSS       ESTIMATED
                                                  AMORTIZED    UNREALIZED   UNREALIZED     MARKET
1999                                                COST         GAINS        LOSSES        VALUE
----                                             -----------   ----------   ----------   -----------
Available for sale --
  U. S. Treasury securities and obligations of
     U.S. Government corporations and
     agencies..................................  $20,065,627     $6,769     $1,345,513   $18,726,883
  Mortgage backed securities...................   16,856,118        186        482,382    16,373,922
  FHLB stock and other securities..............    2,252,915         --          1,531     2,251,384
                                                 -----------     ------     ----------   -----------
                                                 $39,174,660     $6,955     $1,829,426   $37,352,189
                                                 ===========     ======     ==========   ===========
Held to maturity --
  U.S. Treasury securities and obligations of
     U.S. Government corporations and
     agencies..................................  $ 3,079,746     $1,147     $  122,327   $ 2,958,566
  Mortgage backed securities...................    5,312,038        343         74,561     5,237,820
                                                 -----------     ------     ----------   -----------
                                                 $ 8,391,784     $1,490     $  196,888   $ 8,196,386
                                                 ===========     ======     ==========   ===========

     The amortized cost and estimated market value of debt securities at December 31, 2000, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                              ESTIMATED
                                                               AMORTIZED       MARKET
                                                                 COST           VALUE
                                                              -----------    -----------
Available for sale --
  Due in one year or less...................................  $ 2,909,643    $ 2,906,573
  Due after one year through five years.....................    7,913,998      7,925,786
  Due after five years through ten years....................   20,104,086     19,926,990
  Due after ten years.......................................   17,864,462     17,778,222
                                                              -----------    -----------
          Total available for sale..........................  $48,792,189    $48,537,571
                                                              ===========    ===========
Held to maturity --
  Due in one year or less...................................  $ 1,365,000    $ 1,365,000
  Due after one year through five years.....................    1,697,965      1,704,281
  Due after five years through ten years....................    3,479,065      3,466,191
  Due after ten years.......................................    1,961,645      1,993,523
                                                              -----------    -----------
          Total held to maturity............................  $ 8,503,675    $ 8,528,995
                                                              ===========    ===========

     Gross gains on securities sales were $26,247 in 2000, and $17,149 in 1999. There were no sales of securities during 1998.

     As of December 31, 2000 and 1999, securities having a book value of $29,920,801 and $17,725,562, respectively, were pledged to secure public deposits, repurchase agreements, other borrowings, and for other purposes as required by law.

(3) LOANS AND LOANS HELD FOR SALE

     Loans outstanding by classification at December 31, 2000 and 1999 are as follows:

                                                       2000           1999
                                                   ------------    -----------
Construction loans...............................  $ 17,957,852    $ 7,130,325
Residential real estate loans....................    14,854,583     12,288,205
Commercial and industrial loans..................    54,974,300     46,566,697
Loans to individuals.............................    14,767,100     13,220,968
Lease financing..................................     7,809,845      5,500,055
All other loans..................................       267,791        211,365
                                                   ------------    -----------
                                                   $110,631,471    $84,917,615
                                                   ============    ===========

     The Bank's business is concentrated in New Jersey, particularly Middlesex, Mercer and Somerset counties. A significant portion of the total loan portfolio is secured by real estate or other collateral located in these areas.

     The Bank had residential mortgage loans held for sale of $1,306,806 at December 31, 2000 and $914,157 at December 31, 1999. The Bank currently sells loans, servicing released.

(4) ALLOWANCE FOR LOAN LOSSES

     A summary of the allowance for loan losses is as follows:

                                                       2000         1999        1998
                                                    ----------    --------    --------
Balance, beginning of year........................  $  941,556    $775,530    $627,722
Provision charged to expense......................     215,875     188,875     178,000
Loans charged off.................................     (28,158)    (26,662)    (32,971)
Recoveries........................................       3,282       3,813       2,779
                                                    ----------    --------    --------
Balance, end of year..............................  $1,132,555    $941,556    $775,530
                                                    ==========    ========    ========

     The amount of loans which were not accruing interest amounted to $106,959 and $501,756 at December 31, 2000 and 1999, respectively. Impaired loans totaled $35,927 and $56,801 at December 31, 2000 and 1999, respectively. There was no valuation allowance on impaired loans in 2000 or 1999. Loans 90 days or more past due and still accruing totaled $471,070 and $135,598 in 2000 and 1999, respectively.

     The average recorded investment in impaired loans for the years ended December 31, 2000, 1999 and 1998, was approximately $46,000, $66,000, and
$100,000, respectively.

(5) LOANS TO RELATED PARTIES

     Activity related to loans to directors, executive officers and their affiliated interests during 2000 is as follows:

Balance, beginning of year..................................  $ 4,377,487
Loans granted...............................................      250,000
Repayments of loans.........................................   (1,465,090)
                                                              -----------
Balance, end of year........................................  $ 3,162,397
                                                              ===========

     All such loans were made under customary terms and conditions and were current as to principal and interest payments as of December 31, 2000 and 1999.

(6) PREMISES AND EQUIPMENT

     Premises and equipment consist of the following as of December 31, 2000 and 1999

                                                         2000          1999
                                                      ----------    ----------
Leasehold improvements..............................  $  550,912    $  443,653
Furniture and equipment.............................   1,292,695     1,233,138
                                                      ----------    ----------
                                                       1,843,607     1,676,791
Less -- Accumulated depreciation....................    (903,769)     (702,308)
                                                      ----------    ----------
                                                      $  939,838    $  974,483
                                                      ==========    ==========

(7) DEPOSITS

     Deposits at December 31, 2000 and 1999 consist of the following:

                                                      2000            1999
                                                  ------------    ------------
Demand
  Non-interest bearing..........................  $ 31,462,624    $ 24,957,079
  Interest bearing..............................    36,178,093      27,740,335
Savings.........................................    10,244,003      10,010,496
Time............................................    51,308,321      55,225,662
                                                  ------------    ------------
                                                  $129,193,041    $117,933,572
                                                  ============    ============

     Individual time deposits $100,000 or greater, amounted to $6,617,511 and $11,439,335 at December 31, 2000 and 1999, respectively. As of December 31, 2000, time deposits mature as follows: $42,256,480 in 2001; $6,590,781 in 2002;
$1,909,883 in 2003; $227,454 in 2004; and $323,723 in 2005.

(8) SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND OTHER BORROWINGS

     Securities sold under agreements to repurchase are summarized as follows.

                                                  2000           1999           1998
                                               -----------    -----------    ----------
Balance outstanding at year end..............  $16,835,430    $12,053,834    $9,403,578
Weighted average interest rate at year end...     4.75%          4.46%         4.33%
Average daily balance outstanding during
  year.......................................   19,071,365     10,865,091     9,045,613
Weighted average interest rate during year...     5.38%          4.52%         5.17%
Highest month-end outstanding balance........   34,643,386     12,053,834    10,466,294

     Collateral underlying the agreements is held by an outside custodian.

     During 2000, the Bank purchased three ten-year fixed rate convertible advances from the Federal Home Loan Bank of New York ("FHLB"). These advances, in the amounts of $2,500,000; $5,000,000; and $5,000,000 bear interest at the rates of 5.50%; 5.34%; and 5.06%, respectively. These advances are convertible at the end of 1 year; 2 years; and 3 years and quarterly thereafter.

     During 1999, the Bank purchased a $3,000,000 ten-year fixed rate advance convertible at the end of three years, and quarterly thereafter, from the FHLB. The interest rate on this advance is 5.815%. In 1999, the FHLB called $2,000,000 in ten-year fixed rate convertible advances which were purchased in 1998.

     These advances are fully secured by marketable securities and qualifying one-to-four family mortgage loans.

(9) INCOME TAXES

     The components of income taxes (benefit) are summarized as follows:

                                                       2000        1999        1998
                                                     --------    --------    --------
Federal --
  Current..........................................  $952,240    $789,716    $549,768
  Deferred.........................................   (89,920)    (61,216)    (49,268)
                                                     --------    --------    --------
                                                      863,320     728,500     500,500
                                                     --------    --------    --------
State --
  Current..........................................   144,641     121,196      90,658
  Deferred.........................................   (15,631)    (10,696)    (12,056)
                                                     --------    --------    --------
                                                      129,010     110,500      78,600
                                                     --------    --------    --------
                                                     $992,330    $839,000    $579,100
                                                     ========    ========    ========

     A comparison of income tax expense at the Federal statutory rate in 2000, 1999 and 1998 to the Company's provision for income taxes is as follows:

                                                       2000        1999        1998
                                                     --------    --------    --------
Federal income tax at 34%..........................  $925,517    $777,186    $536,927
Add (deduct) effect of:
  State income taxes net of federal income tax
     effect........................................    85,147      72,930      51,876
  Tax-exempt interest income.......................   (33,750)    (24,748)    (21,448)
  Other items, net.................................    15,416      13,632      11,745
                                                     --------    --------    --------
Provision for income taxes.........................  $992,330    $839,000    $579,100
                                                     ========    ========    ========

     The tax effects of existing temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

                                                           2000        1999
                                                         --------    --------
Deferred tax assets --
  Allowance for loan losses............................  $452,342    $376,057
  Unrealized loss on securities available for sale.....    86,570     619,640
  Other................................................    20,379          --
                                                         --------    --------
Total deferred tax assets..............................   559,291     995,697
                                                         --------    --------
Deferred tax liabilities --
Other..................................................        --       8,437
Total Deferred Tax Liabilities.........................        --       8,437
                                                         --------    --------
Net Deferred Tax Asset.................................  $559,291    $987,260
                                                         ========    ========

     Based upon the current facts, management has determined that it is more likely than not that there will be sufficient taxable income in future years to realize the deferred tax assets. However, there can be no assurances about the level of future earnings.

(10) SHAREHOLDERS' EQUITY

     The Bank's shareholders have approved a stock option plan for employees and directors, and entered into an employment agreement with additional options awarded to its President. The Bank accounts for the award of stock options in accordance with Accounting Principles Board Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these option awards been determined consistent with FASB Statement No. 123, the Bank's net income and net income per share for 2000, 1999 and 1998 would have been reduced to the following pro forma amounts.

                                                    2000          1999          1998
                                                 ----------    ----------    ----------
Net income --
  As reported..................................  $1,729,778    $1,446,842    $1,000,097
  Pro forma....................................  $1,719,778    $1,385,159    $  975,862
Net income per share --
  As reported --
     Basic.....................................  $     1.29    $     1.08    $      .91
     Diluted...................................  $     1.27    $     1.05    $      .89
Pro forma --
     Basic.....................................  $     1.29    $     1.04    $      .89
     Diluted...................................  $     1.27    $     1.00    $      .87

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1999 and 1998: dividend yield of 0%; expected volatility of 25% and 25%, respectively; risk-free interest rates of 5.75% and 5.50%, respectively; and expected lives of 5 years.

     A summary of the status of the Bank's stock options at December 31, 2000, 1999 and 1998 and changes during the years then ended is presented below.

                                                 2000                   1999                  1998
                                         --------------------   --------------------   -------------------
                                                    WEIGHTED               WEIGHTED              WEIGHTED
                                         SHARES    AVG. PRICE   SHARES    AVG. PRICE   SHARES   AVG. PRICE
                                         -------   ----------   -------   ----------   ------   ----------
Outstanding, at beginning of year......  119,751      $10.55     82,811      $ 8.59    75,866      $ 8.10
Granted................................       --          --     42,236      $14.06     9,261      $12.23
Exercised..............................       --          --     (5,296)     $ 7.80    (2,316)     $ 6.96
Forfeited..............................   (6,278)      12.09         --          --        --          --
                                         -------     -------    -------     -------     -----     -------
Outstanding, at end of year............  113,473   $   10.50    119,751      $10.55    82,811      $ 8.59
                                         -------     -------    -------     -------     -----     -------
(Range of Exercise Prices --
  $7.31-$14.76)
Exercisable, at end of year............   96,891        9.61     99,024      $ 9.91    82,811      $ 8.59
                                         -------     -------    -------     -------     -----     -------
(2000 Range of Exercise Prices --
  $7.52-$14.06)
  Weighted average remaining
     contractual life..................            6.8 years              7.8 years             8.0 years
  Weighted average fair value of
     options granted during the year...            $      --                 $ 4.26                $ 4.10

     In December 2000, 1999 and 1998, the Bank declared a 5%, stock dividend to shareholders. All amounts in the table above and elsewhere in this note have been adjusted to reflect such stock dividends.

(11) COMMITMENTS AND CONTINGENCIES COMMITMENTS

     The Bank's main office is leased from a partnership which includes certain Bank directors at a monthly rental of $13,919 plus real estate taxes and certain common space charges allocated by the landlord. The lease contains renewal options for two additional five-year terms at the Bank's discretion.

     As of December 31, 2000, future minimum rental payments under noncancellable operating leases are as follows:

2001........................................................  $  386,755
2002........................................................  $  365,459
2003........................................................  $  298,592
2004........................................................  $  294,180
2005........................................................  $  304,145
Thereafter..................................................  $2,217,192

     Rent expense aggregated $512,805, $426,883 and $284,198 for the years ended December 31, 2000, 1999 and 1998, respectively.

  Commitments With Off-Balance Sheet Risk

     The statement of condition does not reflect various commitments relating to financial instruments which are used in the normal course of business. Management does not anticipate that the settlement of those financial instruments will have a material adverse effect on the Bank's financial position. These instruments include commitments to extend credit and letters of credit. These financial instruments carry various degrees of credit risk, which is defined as the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. As these off-balance sheet financial instruments have essentially the same credit risk involved in extending loans, the Bank generally uses the same credit and collateral policies in making these commitments and conditional obligations as it does for on-balance sheet investments. Additionally, as some commitments and conditional obligations are expected to expire without being drawn or returned, the contractual amounts do not necessarily represent future cash requirements.

     Commitments to extend credit are legally binding loan commitments with set expiration dates. They are intended to be disbursed, subject to certain conditions, upon request of the borrower. The Bank receives a fee for providing a commitment. The Bank was committed to advance $28,190,000 to its borrowers as of December 31, 2000. At December 31, 2000, the Bank was contingently liable for outstanding letters of credit to customers in the amount of $758,487.

  Litigation

     The Bank may, in the ordinary course of business, become a party to litigation involving collection matters, contract claims and other legal proceedings relating to the conduct of its business. The Bank may also have various commitments and contingent liabilities which are not reflected in the accompanying consolidated statement of condition. Management is not aware of any present legal proceedings or contingent liabilities and commitments that would have a material impact on the Bank's financial position or results of operations.

(12) OTHER OPERATING EXPENSES

     The components of other operating expenses for the years ended December 31, 2000, 1999 and 1998 are as follows:

                                                    2000          1999          1998
                                                 ----------    ----------    ----------
Equipment expense..............................  $  286,632    $  242,714    $  155,446
Marketing......................................     208,294       190,807       178,143
Computer services..............................     415,627       314,970       299,690
Regulatory, professional and other fees........     304,263       206,720       226,085
Office expense.................................     255,387       233,908       195,130
All other expenses.............................     405,647       407,711       357,943
                                                 ----------    ----------    ----------
                                                 $1,875,850    $1,596,830    $1,412,437
                                                 ==========    ==========    ==========

(13) REGULATORY CAPITAL REQUIREMENTS

     The Bank is subject to various regulatory capital requirements administered by the Federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 2000, that the Bank meets all capital adequacy requirements to which it is subject.

     As of December 31, 2000, the most recent notification from the Bank's primary regulator categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Bank must maintain minimum total risk-based; tier I risk-based, and tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category. Certain bank regulatory limitations exist on the availability of Bank assets available for the payment of dividends without prior approval of bank regulatory authorities.

     The Holding Company and Bank's actual capital amounts and ratios as of December 31, 2000 and 1999 are as follows:

                                                                                                     TO BE WELL CAPITALIZED
                                                                            FOR CAPITAL             UNDER PROMPT CORRECTIVE
                                                     ACTUAL              ADEQUACY PURPOSES             ACTION PROVISIONS
                                               -------------------   --------------------------   ----------------------------
AS OF DECEMBER 31, 2000                          AMOUNT      RATIO     AMOUNT         RATIO         AMOUNT          RATIO
-----------------------                        -----------   -----   ----------   -------------   -----------   --------------
Total capital (to Risk Weighted Assets)......  $16,505,078   13.46%  $9,811,360   Greater than,   $12,264,200    Greater than,
                                                                                    Equal to 8%                   Equal to 10%
Tier I Capital (to Risk Weighted Assets).....   15,372,523   12.53%   4,905,680   Greater than,     7,358,520    Greater than,
                                                                                    Equal to 4%                    Equal to 6%
Tier I Capital (to Average Assets)...........   15,372,523    8.61%   7,140,120   Greater than,     8,925,150    Greater than,
                                                                                    Equal to 4%                    Equal to 5%
As of December 31, 1999
Total capital (to Risk Weighted Assets)......   14,590,256   15.14%   7,707,760   Greater than,     9,634,700    Greater than,
                                                                                    Equal to 8%                   Equal to 10%
Tier I Capital (to Risk Weighted Assets).....   13,648,700   14.17%   3,853,880   Greater than,     5,780,820    Greater than,
                                                                                    Equal to 4%                    Equal to 6%
Tier I Capital (to Average Assets)...........   13,648,700    9.44%   5,785,560   Greater than,     7,231,950    Greater than,
                                                                                    Equal to 4%                    Equal to 5%

(14) ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following is a summary of fair value versus the carrying value of the Bank's financial instruments. For the Bank, as for most financial institutions, the bulk of its assets and liabilities are considered financial instruments. Many of the Bank's financial instruments lack an available trading market as characterized by a willing buyer and willing seller engaging in an exchange transaction. Therefore, significant estimations and present value calculations were used by the Bank for the purpose of this disclosure. Changes in assumptions could significantly affect these estimates.

     Estimated fair values have been determined by the Bank using the best available data and an estimation methodology suitable for each category of financial instruments. Financial instruments, such as securities available for sale and securities held to maturity, actively traded in the secondary market have been valued using available market prices. Carrying values of cash and cash equivalents and securities sold under agreements to repurchase approximate fair value due to the short-term nature of these instruments. Other borrowings are valued on a discounted cash flow method utilizing current discount rates for instruments of similar remaining terms.

     Financial instruments with stated maturities have been valued using a present value discounted cash flow with a discount rate approximating current market for similar assets and liabilities. For those loans and deposits with floating interest rates, it is assumed that estimated fair values generally approximate the recorded book balances.

     The estimated fair values, and the recorded book balances, were as follows:

                                         DECEMBER 31, 2000               DECEMBER 31, 1999
                                    ----------------------------    ----------------------------
                                      CARRYING       ESTIMATED        CARRYING       ESTIMATED
                                       VALUE         FAIR VALUE        VALUE         FAIR VALUE
                                    ------------    ------------    ------------    ------------
Cash and cash equivalents.........  $  7,539,966    $  7,539,966    $ 12,416,867    $ 12,416,867
Securities available for sale.....    48,537,571      48,537,571      37,352,189      37,352,189
Securities held to maturity.......     8,503,675       8,528,995       8,391,784       8,196,386
Loans held for sale...............     1,306,806       1,307,000         914,157         915,000
Gross loans.......................   110,631,471     111,692,000      84,917,615      84,332,000
Deposits..........................   129,193,041     129,467,000     117,933,572     117,866,000
Securities sold under agreements
  to repurchase...................    16,835,430      16,835,430      12,053,834      12,053,834
Other borrowings..................    15,500,000      15,694,000       3,000,000       2,996,000

     Standby letters of credit as of December 31, 2000 and 1999 are based on fees charged for similar agreements; accordingly, the estimated fair value of standby letters of credit is nominal.

                      CONSOLIDATED STATEMENTS OF CONDITION
                      MARCH 31, 2001 AND DECEMBER 31, 2000

                                                               MARCH 31,      DECEMBER 31,
                                                                  2001            2000
                                                              ------------    ------------
ASSETS
CASH AND DUE FROM BANKS.....................................  $ 12,041,030    $  6,839,966
FEDERAL FUNDS SOLD AND SHORT-TERM INVESTMENTS...............     8,857,282         700,000
                                                              ------------    ------------
          Total cash and cash equivalents...................    20,898,312       7,539,966
                                                              ------------    ------------
SECURITIES:
  Available for sale, at market value.......................    53,823,715      48,537,571
  Held to maturity (market value of $8,400,156 and
     $8,528,995 in 2001 and 2000, respectively).............     8,286,154       8,503,675
                                                              ------------    ------------
Total securities............................................    62,109,869      57,041,246
                                                              ------------    ------------
LOANS HELD FOR SALE.........................................     4,922,341       1,306,806
                                                              ------------    ------------
LOANS.......................................................   117,118,450     110,631,471
  Less -- Allowance for loan losses.........................    (1,193,336)     (1,132,555)
                                                              ------------    ------------
       Net loans............................................   115,925,114     109,498,916
                                                              ------------    ------------
PREMISES AND EQUIPMENT, net.................................       938,577         939,838
                                                              ------------    ------------
ACCRUED INTEREST RECEIVABLE.................................     1,227,142       1,287,741
                                                              ------------    ------------
OTHER ASSETS................................................     1,130,599       1,225,862
                                                              ------------    ------------
Total assets................................................  $207,151,954    $178,840,375
                                                              ============    ============
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES:
  Deposits
     Non-interest bearing...................................  $ 33,442,857    $ 31,462,624
     Interest bearing.......................................   118,821,639      97,730,417
                                                              ------------    ------------
          Total deposits....................................   152,264,496     129,193,041
SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE..............    21,165,620      16,835,430
OTHER BORROWINGS............................................    15,500,000      15,500,000
ACCRUED INTEREST PAYABLE....................................     1,645,386       1,541,439
ACCRUED EXPENSES AND OTHER LIABILITIES......................       697,843         549,635
                                                              ------------    ------------
          Total liabilities.................................   191,273,345     163,619,545
                                                              ------------    ------------
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
  Common stock, no par value; 10,000,000 shares authorized;
     1,337,995 shares issued and 1,334,305 and 1,336,105
     outstanding as of March 31, 2001 and December 31, 2000,
     respectively...........................................    13,912,814      13,912,814
Retained earnings...........................................     1,974,216       1,496,268
Treasury Stock, shares at cost (3,690 shares and 1,890
  shares at March 31, 2001 and December 31, 2000,
  respectively).............................................       (44,715)        (20,204)
Accumulated other comprehensive income/(loss)...............        36,294        (168,048)
                                                              ------------    ------------
          Total shareholders' equity........................    15,878,609      15,220,830
                                                              ------------    ------------
Total liabilities and shareholders' equity..................  $207,151,954    $178,840,375
                                                              ============    ============

          See accompanying Notes to Consolidated Financial Statements.

                       CONSOLIDATED STATEMENTS OF INCOME
                            MARCH 31, 2001 AND 2000

                                                                 THREE MONTHS ENDED
                                                                     MARCH 31,
                                                              ------------------------
                                                                 2001          2000
                                                              ----------    ----------
INTEREST INCOME:
  Interest on loans.........................................  $2,620,503    $2,064,632
  Interest on securities:
     Taxable................................................     923,868       735,176
     Tax-exempt.............................................      31,553        18,152
  Interest on Federal funds sold and short-term
     investments............................................      59,139        43,186
                                                              ----------    ----------
          Total interest income.............................   3,635,063     2,861,146
                                                              ----------    ----------
INTEREST EXPENSE:
  Interest on deposits......................................   1,305,685       934,768
  Interest on Federal funds purchased and securities sold
     under agreements to repurchase.........................     163,512       201,984
  Interest on other borrowings..............................     207,987        44,097
                                                              ----------    ----------
          Total interest expense............................   1,677,184     1,180,849
          Net interest income...............................   1,957,879     1,680,297
PROVISION FOR LOAN LOSSES...................................      60,000        45,000
                                                              ----------    ----------
          Net interest income after provision for loan
            losses..........................................   1,897,879     1,635,297
                                                              ----------    ----------
NON-INTEREST INCOME:
  Service charges on deposit accounts.......................      86,475        78,058
  Gain on sale of loans held for sale.......................     115,016        23,267
  Other income..............................................      77,445        47,786
                                                              ----------    ----------
          Total other income................................     278,936       149,111
                                                              ----------    ----------
NON-INTEREST EXPENSES:
  Salaries and employee benefits............................     750,192       619,505
  Occupancy expense.........................................     181,914       171,888
  Other operating expenses..................................     486,630       412,139
                                                              ----------    ----------
          Total other expenses..............................   1,418,736     1,203,532
                                                              ----------    ----------
          Income before income taxes........................     758,079       580,876
INCOME TAXES................................................     277,825       212,700
                                                              ----------    ----------
          Net income........................................  $  480,254    $  368,176
                                                              ----------    ----------
NET INCOME PER SHARE
  Basic.....................................................  $     0.36    $     0.28
  Diluted...................................................  $     0.35    $     0.27
                                                              ----------    ----------
WEIGHTED AVERAGE SHARES OUTSTANDING
  Basic.....................................................   1,335,386     1,338,197
  Diluted...................................................   1,364,467     1,376,689
                                                              ----------    ----------

          See accompanying Notes to Consolidated Financial Statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              THREE MONTHS ENDED MARCH 31,
                                                              -----------------------------
                                                                  2001             2000
                                                              -------------    ------------
OPERATING ACTIVITIES:
  Net income................................................  $    480,254     $   368,176
     Adjustments to reconcile net income to net cash
       provided by (used in) operating activities --
     Provision for loan losses..............................        60,000          45,000
     Depreciation and amortization..........................        53,008          57,072
     Net amortization (accretion) on securities.............        (6,547)          1,293
     Gain on sale of loans held for sale....................      (115,016)        (23,267)
     Originations of loans held for sale....................   (15,705,276)     (6,233,407)
     Proceeds from sales of loans held for sale.............    12,204,757       4,141,074
     Decrease (increase) in accrued interest receivable.....        60,599          (1,418)
     Increase (decrease) in other assets....................       (30,273)        453,900
     Increase in accrued interest payable...................       103,947          85,727
     (Decrease) increase in accrued expenses and other
       liabilities..........................................       148,208        (154,911)
                                                              ------------     -----------
       Net cash used in operating activities................    (2,746,339)     (1,260,761)
                                                              ------------     -----------
INVESTING ACTIVITIES:
  Purchases of securities --
     Available for sale.....................................    (7,301,249)     (1,477,695)
  Proceeds from maturities and prepayments of securities --
     Available for sale.....................................     2,324,713         210,564
     Held to maturity.......................................       217,521         335,166
  Net increase in loans.....................................    (6,486,198)     (4,066,592)
  Capital expenditures......................................       (51,747)        (33,498)
                                                              ------------     -----------
       Net cash used in investing activities................   (11,296,960)     (5,032,055)
                                                              ------------     -----------
FINANCING ACTIVITIES:
  Net increase (decrease) in demand, savings and time
     deposits...............................................    23,071,455      (2,531,116)
  Net increase in securities sold under agreements to
     repurchase.............................................     4,330,190       7,306,777
                                                              ------------     -----------
       Net cash provided by financing activities............    27,401,645       4,775,661
                                                              ------------     -----------
       Increase (decrease) in cash and cash equivalents.....    13,358,346      (1,517,155)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............     7,539,966      12,416,867
                                                              ------------     -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................  $ 20,898,312     $10,899,712
                                                              ============     ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for --
     Interest...............................................  $  1,573,237     $ 1,095,122
     Income taxes...........................................       265,000         253,472
                                                              ------------     -----------

          See accompanying Notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           MARCH 31, 2001 (UNAUDITED)

(1) BASIS OF PRESENTATION

     The accompanying unaudited Consolidated Financial Statements included herein have been prepared by 1st Constitution Bancorp (the "Company"), in accordance with generally accepted accounting principles and pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements have been condensed or omitted pursuant to such rules and regulations. These Consolidated Financial Statements should be read in conjunction with the audited financial statements and the notes thereto.

     In the opinion of the Company, all adjustments (consisting only of normal recurring accruals) which are necessary for a fair presentation of the operating results for the interim periods have been included. The results of operations for periods of less than a year are not necessarily indicative of results for the full year.

     Certain reclassifications have been made to the prior years' financial statements to conform with the classifications used in 2001.

(2) NET INCOME PER COMMON SHARE

     Basic net income per common share is computed by dividing net income by the weighted average number of shares outstanding during each period.

     Diluted net income per common share is computed by dividing net income by the weighted average number of shares outstanding, as adjusted for the assumed exercise of potential common stock options, using the treasury stock method. Potential shares of common stock resulting from stock option agreements totaled 29,081 and 38,492 for the three months ended March 31, 2001 and March 31, 2000, respectively.

(3) RECENT ACCOUNTING PRONOUNCEMENT

     On January 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities" as amended in June 1999 by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of SFAS No. 133", and in June 2000 by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", (collectively SFAS No. 133). The adoption of the above statements did not have a material impact on the financial statements of the Company.

     On July 20, 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement
142. Statement 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

     Statement 142 requires that goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-Statement 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized prior to the adoption of Statement 142.

     The Company is required to adopt the provisions of Statement 141 immediately. The initial adoption of Statement 141 had no impact on the Company's consolidated financial statements. The Company is required to adopt Statement 142 effective January 1, 2002. The Company currently has no recorded goodwill or intangible assets and does not anticipate that the initial adoption of Statement 142 will have a significant impact the Company's consolidated financial statements.

                     1ST CONSTITUTION BANCORP AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CONDITION


                                                                                             June 30, 2001     December 31,  2000
                                                                                             -------------     ------------------
ASSETS
CASH AND DUE FROM BANKS                                                                      $   6,828,951          $   6,839,966

FEDERAL FUNDS SOLD/SHORT-TERM INVESTMENTS                                                       16,082,163                700,000
                                                                                             -------------          -------------
    Total cash and cash equivalents                                                             22,911,114              7,539,966
                                                                                             -------------          -------------
SECURITIES:
    Available for sale, at market value                                                         60,195,618             48,537,571
    Held to maturity (market value of $9,683,918 and $8,528,995 in 2001 and 2000,
         respectively)                                                                           9,620,006              8,503,675
                                                                                             -------------          -------------
         Total securities                                                                       69,815,624             57,041,246
                                                                                             -------------          -------------

LOANS HELD FOR SALE                                                                              6,120,572              1,306,806
                                                                                             -------------          -------------
LOANS                                                                                          121,513,703            110,631,471
    Less- Allowance for loan losses                                                             (1,253,646)            (1,132,555)
                                                                                             -------------          -------------
           Net loans                                                                           120,260,057            109,498,916
                                                                                             -------------          -------------
PREMISES AND EQUIPMENT, net                                                                        937,187                939,838
ACCRUED INTEREST RECEIVABLE                                                                      1,326,401              1,287,741
OTHER ASSETS                                                                                     1,058,381              1,225,862
                                                                                             -------------          -------------
Total assets                                                                                 $ 222,429,336          $ 178,840,375
                                                                                             =============          =============

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:
    Deposits
        Non-interest bearing                                                                 $  30,224,892          $  31,462,624
        Interest bearing                                                                       138,298,140             97,730,417
                                                                                             -------------          -------------
           Total deposits                                                                      168,523,032            129,193,041

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE                                                  20,015,000             16,835,430
OTHER BORROWINGS                                                                                15,500,000             15,500,000
ACCRUED INTEREST PAYABLE                                                                         1,562,770              1,541,439
ACCRUED EXPENSES AND OTHER LIABILITIES                                                             447,270                549,635
                                                                                             -------------          -------------
           Total liabilities                                                                   206,048,072            163,619,545
                                                                                             -------------          -------------
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
    Common stock, no par value; 10,000,000 shares authorized; 1,337,995 shares issued and 1,331,805 and 1,336,105 outstanding as of June 30, 2001 and December 31,
      2000, respectively                                                                        13,912,814             13,912,814
Retained earnings                                                                                2,505,308              1,496,268
Treasury Stock, shares at cost (6,190 shares and 1,890 shares at June 30, 2001 and
      December 31, 2000, respectively)                                                             (79,262)               (20,204)
Accumulated other comprehensive income/(loss)                                                       42,404               (168,048)
                                                                                             -------------          -------------
           Total shareholders' equity                                                           16,381,264             15,220,830
                                                                                             -------------          -------------
Total liabilities and shareholders' equity                                                   $ 222,429,336          $ 178,840,375
                                                                                             =============          =============


See accompanying notes to consolidated financial statements

                     1ST CONSTITUTION BANCORP AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME

                                                                Three months ended June 30,     Six months ended June 30,
                                                                --------------------------      --------------------------
INTEREST INCOME                                                    2001            2000            2001            2000
                                                                ----------      ----------      ----------      ----------
Interest on loans                                               $2,666,122      $2,195,415      $5,286,625      $4,260,047
Interest on securities
       Taxable                                                     995,055         755,547       1,918,923       1,490,722
       Tax-exempt                                                   47,296          17,963          78,849          36,116
Interest on Federal funds sold and
     short-term investments                                         75,309          19,653         134,448          62,839
                                                                ----------      ----------      ----------      ----------
       Total interest income                                     3,783,782       2,988,578       7,418,845       5,849,724
                                                                ----------      ----------      ----------      ----------

INTEREST EXPENSE
Interest on deposits                                             1,445,252         995,861       2,750,937       1,930,629
Interest on securities sold under agreement
    to repurchase and other borrowed funds                         365,254         311,588         736,753         557,669
                                                                ----------      ----------      ----------      ----------
       Total interest expense                                    1,810,506       1,307,449       3,487,690       2,488,298
                                                                ----------      ----------      ----------      ----------
       Net interest income                                       1,973,276       1,681,129       3,931,155       3,361,426
Provision for loan losses                                           60,000          45,000         120,000          90,000
       Net interest income after provision for loan losses       1,913,276       1,636,129       3,811,155       3,271,426
                                                                ----------      ----------      ----------      ----------


NON-INTEREST INCOME
Service charges on deposit accounts                                100,085         141,251         186,560         219,309
Gain on sale of loans held for sale                                163,912         151,152         278,928         291,787
Other income                                                        64,855           4,071         142,300          51,857
                                                                ----------      ----------      ----------      ----------
       Total non-interest income                                   328,852         296,474         607,788         562,953
                                                                ----------      ----------      ----------      ----------

NON-INTEREST EXPENSE
Salaries and employee benefits                                     765,392         628,370       1,515,584       1,247,875
Occupancy Expense                                                  320,280         247,345         358,277         342,959
Other operating expenses                                           329,193         419,799         959,740       1,025,580
                                                                ----------      ----------      ----------      ----------
       Total non-interest expense                                1,414,865       1,295,514       2,833,601       2,616,414
                                                                ----------      ----------      ----------      ----------
Income before income taxes                                         827,263         637,089       1,585,342       1,217,965
Income taxes                                                       296,158         231,500         573,983         444,200
                                                                ----------      ----------      ----------      ----------
       Net income                                               $  531,105      $  405,589      $1,011,359      $  773,765
                                                                ----------      ----------      ----------      ----------

NET INCOME PER SHARE
       Basic                                                    $     0.40      $     0.30      $     0.76      $     0.58
       Diluted                                                  $     0.39      $     0.30      $     0.74      $     0.56
WEIGHTED AVERAGE SHARES OUTSTANDING
       Basic                                                     1,332,723       1,338,197       1,333,947       1,338,197
       Diluted                                                   1,361,373       1,365,083       1,362,597       1,365,083

See accompanying notes to consolidated financial statements

                     1ST CONSTITUTION BANCORP AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                            Six months ended June 30,
                                                                        -------------------------------
                                                                            2001               2000
                                                                        ------------       ------------
OPERATING ACTIVITIES:
   Net income                                                           $  1,011,359       $    773,765
     Adjustments to reconcile net income
     to net cash provided by (used in) operating activities-

     Provision for loan losses                                               120,000             90,000
     Depreciation and amortization                                           108,785            116,048
     Net amortization on securities                                            8,673                414
     Gain on sale of loans held for sale                                    (278,928)          (291,787)
     Gain on sale of securities available for sale                               ---             (6,247)
     Originations of loans held for sale                                 (31,056,555)       (18,513,322)
     Proceeds from sales of loans held for sale                           26,621,717         13,266,189
     Increase in accrued interest receivable                                 (38,660)          (201,803)
     Decrease (increase) in other assets                                      (2,310)           620,289
     Increase in accrued interest payable                                     21,331            283,262
     (Decrease) increase in accrued expenses and other liabilities          (102,365)           (66,965)
                                                                        ------------       ------------

        Net cash used in operating activities                             (3,686,953)        (3,930,157)
                                                                        ------------       ------------
INVESTING ACTIVITIES:

   Purchases of securities -
     Available for sale                                                  (19,543,101)        (4,474,497)
     Held to maturity                                                     (2,829,268)               ---
   Proceeds from maturities and prepayments of securities -
     Available for sale                                                    8,195,247          1,548,522
     Held to maturity                                                      1,712,937            651,295
   Proceeds from sales of securities available for sale                          ---            994,742
   Net increase in loans                                                 (10,881,141)       (12,324,558)
   Capital expenditures                                                     (106,134)           (81,403)
                                                                        ------------       ------------

        Net cash used in investing activities                            (23,451,460)       (13,685,899)
                                                                        ------------       ------------
FINANCING ACTIVITIES:

   Net increase (decrease) in demand, savings and time deposits           39,329,991         10,063,878
   Net increase in securities sold under agreements to repurchase          3,179,570          5,266,180
                                                                        ------------       ------------

        Net cash provided by financing activities                         42,509,561         15,330,058
                                                                        ------------       ------------

        Increase (decrease) in cash and cash equivalents                  15,371,148         (2,285,998)

CASH AND CASH EQUIVALENTS
   AT BEGINNING OF PERIOD                                                  7,539,966         12,416,867
                                                                        ------------       ------------

CASH AND CASH EQUIVALENTS
   AT END OF PERIOD                                                     $ 22,911,114       $ 10,130,869
                                                                        ============       ============
SUPPLEMENTAL DISCLOSURES
   OF CASH FLOW INFORMATION:

     Cash paid during the period for -
        Interest                                                        $  3,466,359       $  2,205,036
        Income taxes                                                    $    889,600       $    546,397
                                                                        ============       ============

See accompanying notes to consolidated financial statements.

                     1ST CONSTITUTION BANCORP AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            JUNE 30, 2001 (UNAUDITED)

(1)   BASIS OF PRESENTATION

The accompanying unaudited Consolidated Financial Statements herein have been prepared by 1st Constitution Bancorp (the "Company), in accordance with generally accepted accounting principles and pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements have been condensed or omitted pursuant to such rules and regulations. These consolidated Financial Statements should be read in conjunction with the audited financial statements and the notes thereto.

In the opinion of the Company, all adjustments (consisting only of normal recurring accruals) which are necessary for a fair presentation of the operating results for the interim periods have been included. The results of operations for periods of less than a year are not necessarily indicative of results for the full year.

Certain reclassifications have been made to the prior years' financial statements to conform with the classifications used in 2001.

(2)   NET INCOME PER COMMON SHARE

Basis net income per common share is computed by dividing net income by the weighted average number of shares outstanding during each period.

Diluted net income per common share is computed by dividing net income by the weighted average number of shares outstanding, as adjusted for the assumed exercise of potential common stock options, using the treasury stock method. Potential shares of common stock resulting from stock option agreements totaled 28,650 and 26,886 for the three-month and six-month periods ended June 30, 2001 and 2000, respectively

(3)   RECENT ACCOUNTING PRONOUNCEMENT

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities" as amended in June 1999 by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133", and in June 2000 by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", (collectively SFAS No. 133). The adoption of the above statements did not have a material impact on the financial statements of the Company.

On July 20, 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of.

Statement 142 requires that goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-Statement 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to amortized prior to the adoption of Statement 142.

The Company is required to adopt the provisions of Statement 141 immediately. The initial adoption of Statement 141 had no impact on the Company's consolidated financial statements. The Company is required to adopt Statement 142 effective January 1, 2002. The Company currently has no recorded goodwill or intangible assets and does not anticipate that the initial adoption of Statement 142 will have a significant impact on the Company's consolidated financial statements.

                                    PART III

ITEM 1  INDEX TO EXHIBITS

(a) The following exhibits are filed as part of this Registration Statement:

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 2.1*     Certificate of Incorporation of the Company.
 2.2*     Bylaws of the Company.
 6.1*     Amended and Restated 1990 Employee Stock Option Plan, as
          amended.
 6.2*     1996 Employee Stock Option Plan, as amended.
 6.3*     2000 Employee Stock Option Plan.
 6.4*     Stock Option Plan for Non-Employee Directors.
 6.5*     Employment Agreement between the Company and Robert F.
          Mangano dated April 22, 1999.

---------------
*Previously filed.

                                   SIGNATURES


     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No. 2 to registration statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                          1st CONSTITUTION BANCORP

                                          By: /s/   ROBERT F. MANGANO
                                            ------------------------------------
                                            Robert F. Mangano,
                                            President and Chief Executive
                                              Officer


Dated: September 6, 2001